Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

By and Among

Komatsu America Corp.,

Roadtec, Inc.,

Carlson Paving Products, Inc.,

and

Astec Industries, Inc.

Dated as of November 12, 2026

TABLE OF CONTENTS

i

Annexes, Exhibits and Schedules

INDEX OF DEFINED TERMS

EXHIBIT A	Accounting Principles

EXHIBIT B	Transition Services Agreement

EXHIBIT C	Restrictive Covenant Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of November 12, 2026, by and among Komatsu America Corp., a Georgia corporation (“Purchaser”), Roadtec, Inc., a Tennessee corporation (“Roadtec”), Carlson Paving Products, Inc., a Washington corporation (“Carlson,” and together with Roadtec, each, the “Company,” and collectively, the “Companies”), and Astec Industries, Inc., a Tennessee corporation (“Seller” and, together with the Purchaser and the Companies, each a “party” and together, the “parties”).

WHEREAS, Seller is the direct record and beneficial owner of all of the issued and outstanding capital stock in each of the Companies (collectively, the “Securities”);

WHEREAS, the board of directors of each of Seller, the Companies and Purchaser has approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and

WHEREAS, Purchaser desires to purchase, and Seller desires to sell and cause to be sold to Purchaser, all of the issued and outstanding Securities on the terms and subject to the conditions set forth in this Agreement.

Accordingly, the parties hereby agree as follows:

Article I
PURCHASE AND SALE OF SECURITIES; CLOSING

Section 1.01           Purchase and Sale of the Securities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Purchaser, and cause to be sold, transferred and delivered to Purchaser, and Purchaser shall purchase and accept, all of the Securities, free and clear of all Liens (other than restrictions on transfer arising under applicable securities laws), for an aggregate purchase price equal to $75,000,000 (the “Purchase Price”), payable as set forth below in Section 1.03 and subject to adjustment as provided in Section 1.04. The purchase and sale of the Securities and the consummation of the other transactions contemplated hereby are referred to in this Agreement as the “Transactions.”

Section 1.02           Closing. The purchase and sale of the Securities (the “Closing”) shall take place (a) via teleconference or electronically by the mutual exchange of portable document format (.pdf) signatures at 10:00 a.m., Eastern Time, (x) on January 1, 2027, if the satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of the last of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing) occurs on or prior to December 28, 2026, or (y) if such satisfaction or waiver has not occurred on or prior to December 28, 2026, on the third (3rd) Business Day following the date of such satisfaction or waiver, in each case, subject to satisfaction or waiver of all conditions set forth in Article VII at the Closing; or (b) at such other place, time and date as shall be agreed in writing between Purchaser and Seller; provided, however, in no event shall the Closing occur earlier than January 1, 2027 unless mutually agreed by Purchaser and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.

Section 1.03           Transactions to Be Effected at the Closing.

(a)             At the Closing, Purchaser shall deliver or pay, or cause to be delivered or paid, the following; provided, that if the Closing Date is January 1, 2027, Purchaser shall make the payments contemplated by Section 1.03(a)(i) through Section 1.03(a)(iv) below on the first Business Day after the Closing:

(i)             to Seller, payment, by wire transfer to a bank account of Seller designated in writing by Seller at least five (5) Business Days prior to the Closing Date in immediately available funds, in an amount equal to the Initial Closing Date Amount;

(ii)            to the Escrow Agent, by wire transfer of immediately available funds, an amount equal to the Indemnification Escrow Amount to partially secure any claims by the Indemnified Parties for indemnification in accordance with Article VIII, which amount shall be held by the Escrow Agent in an escrow account (the “Indemnification Escrow Account”) to be established and maintained by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement;

(iii)           to the Escrow Agent, all fees payable to the Escrow Agent on the Closing Date pursuant to the Escrow Agreement;

(iv)           the Estimated Transaction Expenses (other than any Change of Control Payments to Business Employees, if any, which shall be paid in accordance with Section 6.08(b)) set forth on the Estimated Closing Statement by wire transfer in immediately available funds to the payees thereof and the accounts designated on the Estimated Closing Statement;

(v)            to Seller:

(A)            a counterpart of the Escrow Agreement executed by Purchaser and the Escrow Agent;

(B)             a counterpart of the Transition Services Agreement executed by Purchaser;

(C)             a counterpart of the Restrictive Covenant Agreement executed by Purchaser; and

(D)             a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied;

(b)             At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)             instruments of transfer and assignment for the Securities in form and substance reasonably satisfactory to Purchaser;

(ii)            customary release documentation evidencing the release of (A) any Liens against the assets of either Company, or the Securities, and (B) any guarantees by either Company, in each case, under Seller’s senior credit facility in form and substance reasonably satisfactory to Purchaser;

(iii)           a good standing certificate from the secretary of state or equivalent Governmental Entity of each state where Seller and each of the Companies is incorporated or formed stating that such Person is in good standing in such state, in each case, dated within three (3) Business Days prior to the Closing Date;

(iv)           a certificate signed by an authorized officer of Seller, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c) and Section 7.02(d) have been satisfied;

(v)            certified copies of (A) the Organizational Documents of each Company and (B) written resolutions duly-adopted by the (x) board of directors of Seller and each Company and (y) sole shareholder of each Company, in each case, in accordance with the provisions and requirements of the state of incorporation or formation of such Person and as set forth in Seller’s or the Companies’ Organizational Documents (as applicable), authorizing Seller’s or the Companies’ execution, delivery and performance of this Agreement, the other agreements contemplated hereby (as applicable), and the consummation of all transactions contemplated hereby and thereby;

(vi)           (A) a properly completed and validly executed IRS Form W-9, dated as of the Closing Date, for Seller, and (B) a properly completed and validly executed IRS Form W-9, dated within a reasonable time prior to the Closing Date, for each of the payees of the Estimated Transaction Expenses to be paid at Closing in accordance with Section 1.03(a)(iv) and invoices for such Estimated Transaction Expenses;

(vii)          a counterpart of the Escrow Agreement executed by Seller;

(viii)         a counterpart of the Transition Services Agreement executed by Seller;

(ix)           a counterpart of the Restrictive Covenant Agreement executed by Seller;

(x)            customary resignation and release letters, in form and substance reasonably satisfactory to Purchaser, effective as of the Closing Date, of each of the directors, managers and officers of the Companies that are set forth on Section 1.03(b)(x) of the Disclosure Letter;

(xi)           documentary evidence, in form and substance reasonably satisfactory to Purchaser, of the termination of the agreements and other arrangements contemplated by Section 6.10(a); and

(xii)          the Pre-Closing Restructuring Documentation.

Section 1.04           Purchase Price Adjustment.

(a)             Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth, in reasonable detail, with reasonable supporting documentation, Seller’s good faith estimate of (i) Closing Cash (“Estimated Cash”), (ii) Closing Working Capital (“Estimated Working Capital”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Transaction Expenses (“Estimated Transaction Expenses”) and (v) the breakdown and calculation of the Initial Closing Date Amount derived therefrom. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and the definitions in this Agreement. Upon delivery of the Estimated Closing Statement and until the Closing, Seller shall provide Purchaser and its Representatives with reasonable access to the relevant Business Records and relevant personnel of Seller and the Companies to the extent reasonably necessary for Purchaser’s review and understanding of the Estimated Closing Statement and the calculations set forth therein; provided, however, that such access and cooperation shall be during normal business hours and in a manner that does not unreasonably interfere with the normal business operations of Seller or either Company. Seller shall consider in good faith Purchaser’s reasonable comments to the Estimated Closing Statement; provided, however, that Seller shall have no obligation to accept such comments, and determination of the calculations set forth in the Estimated Closing Statement is in Seller’s sole discretion. For the avoidance of doubt, Purchaser’s acceptance of the Estimated Closing Statement shall not be a condition to Purchaser’s obligation to effect the Closing, and Seller’s alleged breach of its obligation to consider in good faith Purchaser’s reasonable comments to the Estimated Closing Statement shall not in and of itself be deemed, and Purchaser cannot use such alleged breach as the basis of a claim of, a failure of the condition set forth in Section 7.02(c).

(b)             Purchaser shall prepare and deliver to Seller not more than one hundred twenty (120) calendar days after the Closing Date a statement (the “Closing Statement”) setting forth, in reasonable detail, with reasonable supporting documentation, Purchaser’s good faith calculation of Closing Cash, Closing Working Capital, Closing Indebtedness, Transaction Expenses and the Final Closing Date Amount assuming the amounts set forth in the Closing Statement were final. In the event Purchaser fails to deliver the Closing Statement to Seller by the end of such one hundred twenty (120) day period, Seller notifies Purchaser in writing of such failure, and Purchaser does not deliver the Closing Statement within ten (10) Business Days of receipt by Purchaser of such written notification, then, at Seller’s option, the Estimated Closing Statement shall become the final and binding Closing Statement, as referenced in Section 1.04(f). The Closing Statement shall be prepared in accordance with the Accounting Principles and the definitions set forth in this Agreement. Following the delivery of the Closing Statement, Purchaser shall provide Seller and its Representatives with reasonable assistance, cooperation, and access to the relevant Business Records and relevant personnel of Purchaser and the Companies, in each case, that are under Purchaser’s or the Companies’ control and reasonably necessary for Seller’s review and understanding of the Closing Statement and Purchaser’s calculation of Closing Cash, Closing Working Capital, Closing Indebtedness and Transaction Expenses and the Final Closing Date Amount as set forth therein; provided, however, that such access and cooperation shall be during normal business hours and in a manner that does not unreasonably interfere with the normal business operations of Purchaser or either Company. The Closing Statement shall become final and binding upon the parties on the sixtieth (60th) calendar day following receipt thereof by Seller unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail each element and amount in the Closing Statement to which Seller objects and a reasonably detailed description of the basis for Seller’s dispute with Purchaser’s determination of each such element and amount reflected in the Closing Statement. If a timely Notice of Disagreement is received by Purchaser, then the Closing Statement (as revised in accordance with this Section 1.04(b)) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04; provided, in each case, that any element or amount in the Closing Statement as to which Seller has not objected to in its Notice of Disagreement will be deemed to be final and binding as set forth in the Closing Statement delivered by Purchaser. During the thirty (30) calendar day period following the delivery of a Notice of Disagreement (the “Resolution Period”), Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of the Resolution Period, Purchaser and Seller shall promptly submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement (the “Disputed Items”). The parties shall instruct the Independent Expert to render its decision as to the Disputed Items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than forty-five (45) calendar days after the date of such submission. Each party shall furnish to each other (concurrently with furnishing to the Independent Expert) and to the Independent Expert such working papers and other relevant documents and information relating to the Disputed Items as may reasonably be required by the Independent Expert and shall provide interviews and answer questions as the Independent Expert may reasonably request in connection with its determination of such disputed items (provided that no party shall have ex parte communications with such Independent Expert). In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(c)             In resolving any such Disputed Item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a Disputed Item (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall make its determination based solely on supporting material provided by the parties pursuant to Section 1.04(b) and not pursuant to any independent review, and (iv) shall not assign a value to any Disputed Item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to the accuracy of the representations and warranties set forth in Section 3.06 or any other representation or warranty in this Agreement or (C) any determination as to compliance by any party with any of its respective covenants in this Agreement. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement.

(d)             The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(b) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(b) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(e)             The resolution of disputed items by the Independent Expert shall be final and binding (absent a manifest calculation error or fraud), and an Order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne by Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Expert. For example, if the total amount of the disputed items submitted to the Independent Expert is $1,000,000, and the Independent Expert determines that Purchaser has a valid claim for $400,000 of the $1,000,000, Purchaser shall bear sixty percent (60%) of the fees and expenses of the Independent Expert and Seller shall bear the remaining forty percent (40%) of the fees and expenses of the Independent Expert.

(f)             Within three (3) Business Days after the Closing Statement becomes final and binding upon the parties:

(i)             If the Final Closing Date Amount is less than the Initial Closing Date Amount, then Seller shall pay, or cause to be paid, to Purchaser an amount equal to such shortfall by wire transfer of immediately available funds to the bank account of Purchaser designated in writing by Purchaser.

(ii)            If the Final Closing Date Amount exceeds the Initial Closing Date Amount, Purchaser shall pay, or cause to be paid, to Seller an amount equal to such excess by wire transfer of immediately available funds to the bank account of Seller designated in writing by Seller.

(g)             Any payment made under Section 1.04(f) shall be treated as an adjustment to the Purchase Price for U.S. federal and applicable state and local tax purposes, unless otherwise required by Law.

Section 1.05           Withholding. Purchaser, Seller, the Escrow Agent, the Companies and their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount otherwise payable to any Person pursuant to this Agreement or any Ancillary Document such amounts as they are required to deduct and withhold, or cause to be deducted and withheld, with respect to the making of such payment under applicable Law; provided that no amounts shall be withheld under Section 1445 of the Code and the Treasury Regulations promulgated thereunder with respect to any amounts payable to Seller under this Agreement in respect of the purchase and sale of the Securities if Seller delivers the forms described under Section 1.03(b)(vi) on or prior to the Closing; provided further that except with respect to a failure to deliver the forms described under Section 1.03(b)(vi) or any amounts treated as compensatory for tax purposes, Purchaser shall use commercially reasonable efforts to notify Seller in writing if withholding is proposed to be made with respect to payments to be made to Seller at Closing under this Agreement prior to the Closing Date. To the extent that amounts are so withheld and are remitted to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement or any Ancillary Document, as applicable, as having been paid to the Person in respect of which such deduction and withholding was made. Except with respect to a failure to deliver the forms described under Section 1.03(b)(vi) or any amounts treated as compensatory for tax purposes, Purchaser and Seller shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, to reduce or eliminate any amounts that would be required to be deducted and withheld hereunder. Notwithstanding anything to the contrary contained in this Agreement, any amounts paid to or for the benefit of any Business Employee as a result of, or in connection with, the consummation of the Transactions that constitute wages or compensation subject to employment or withholding Tax shall be paid to either Company, as applicable, which in turn will be caused to pay the applicable Business Employee such amounts (less applicable employment or withholding Tax which will be deposited with the appropriate Taxing Authority in accordance with applicable Law); provided that any such amounts payable to any Inactive Business Employee shall instead be paid by Seller or its Affiliates (other than the Companies) through its customary payroll process.

Article II
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE SECURITIES

Except as set forth in the corresponding section of the Disclosure Letter, Seller represents and warrants to Purchaser as follows:

Section 2.01           Organization. Seller (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee, (b) has all requisite organizational or similar power and authority to own, lease and operate its properties and assets and to conduct its business (including the Business) as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or to consummate the Transactions (such material adverse effect, a “Seller Material Adverse Effect”), and (c) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a material effect on the ability of Seller to perform its obligations under this Agreement or to consummate the Transactions.

Section 2.02           Authority; Execution and Delivery; Enforceability. Seller has the requisite capacity, power and authority to execute and deliver this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and the consummation by Seller of the Transactions, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Seller, and each Ancillary Document, to which Seller is, or is specified to be, a party will at or prior to the Closing, be duly executed and delivered by Seller. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Document to which Seller is, or is specified to be, a party will constitute upon its execution and delivery, a legal, valid and binding obligation of Seller, as applicable, enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited against Seller by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

Section 2.03           No Conflicts; Consents.

(a)             The execution and delivery by Seller of this Agreement does not, the execution and delivery by Seller of each Ancillary Document to which it is, or is specified to be, a party will not (with or without notice or lapse of time or both), the performance by Seller of this Agreement and each Ancillary Document to which it is, or is specified to be a party, and the consummation of the Transactions by Seller will not (with or without notice or lapse of time or both), (i) conflict with or violate the organizational or other similar documents of Seller or its Subsidiaries (other than the Companies), (ii) conflict with or violate any Law applicable to Seller or its Subsidiaries (other than the Companies) or by which any property, right or asset of Seller or its Subsidiaries (other than the Companies) is bound, (iii) require any Consent or other action by any Person under, conflict with or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligation under, result in the loss of any right or benefit to which Seller or its Subsidiaries (other than the Companies) is entitled under, any Contract or Operating Permit to which Seller or its Subsidiaries (other than the Companies) is a party or by which Seller or its Subsidiaries (other than the Companies), or any property, right or asset of Seller or its Subsidiaries (other than the Companies) is bound, or (iv) result in the creation of any Liens on the Securities to be purchased by Purchaser from Seller in the Transactions (other than restrictions on transfer arising under applicable securities laws), except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not (A) reasonably be expected to be, individually or in the aggregate, material to the Companies, taken as a whole, or (B) reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b)             The execution and delivery by Seller of this Agreement does not, the execution and delivery of each Ancillary Document to which it is, or is specified to be, a party will not, and the performance by Seller of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions by Seller will not, require any consent, approval, authorization, waiver or Operating Permit (each, a “Consent”) of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) those Consents, notices or filings set forth on Section 3.01(f) of the Disclosure Letter and (ii) such other Consents the failure to receive would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 2.04           The Securities. Seller is the sole beneficial and record owner of, and has good, valid and marketable title to, all of the Securities, free and clear of all Liens (other than restrictions on transfer arising under applicable securities laws). Upon the Closing, good and valid title to the Securities will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates and restrictions on transfer arising under applicable securities laws. Other than this Agreement and the Ancillary Documents, such Securities are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Securities.

Section 2.05           Litigation. There is no Action pending or threatened in writing or, to the Knowledge of Seller, orally or otherwise by, against or affecting Seller or its Subsidiaries (other than the Companies), by or before a Governmental Entity challenging or seeking to prevent, hinder or delay the Transactions or that could otherwise materially adversely affect Seller’s ability to perform its obligations under this Agreement or any other Ancillary Document to which Seller is a party.

Section 2.06           Brokers. No broker, finder or investment banker (other than Evercore Inc. (“Evercore”)) has been engaged by Seller or its Subsidiaries or is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the Transactions based upon arrangements made by or on behalf of Seller or its Subsidiaries.

Article III
REPRESENTATIONS AND WARRANTIES RELATING to the COMPANIES

Except as set forth in the corresponding section of the Disclosure Letter, Seller hereby represents and warrants to Purchaser as follows:

Section 3.01           Organization and Good Standing; Authority; Company Organizational Documents; No Conflict.

(a)             Each Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, (ii) has all requisite organizational or similar power and authority to own, lease and operate its properties, rights and assets and to conduct the Business as presently conducted and to execute this Agreement and each Ancillary Document to which it is, or is specified to be, a party, and consummate the Transactions to which it is, or is specified to be, a party and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to be material, individually or in the aggregate, to the Companies, taken as a whole.

(b)             Section 3.01(b) of the Disclosure Letter sets forth a true, correct and complete list of (i) all officers and directors of each Company and (ii) all jurisdictions in which each Company is qualified or licensed to transact business.

(c)             True, correct and complete copies of the Organizational Documents of each Company, in each case, as amended to the date of this Agreement, have been made available to Purchaser. No Company is in violation of any provision of its respective Organizational Documents. The minute books (containing the records of meetings of the equityholders, the board of directors and any committees of the board of directors (or equivalent governing bodies)) (to the extent they exist) and the record books of each Company are true, correct and complete in all material respects.

(d)             The execution, delivery and performance by each Company of this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and the consummation by each Company of the Transactions, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by each Company, and each Ancillary Document, to which each Company is, or is specified to be, a party will at or prior to the Closing, be duly executed and delivered by each such Company. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Document to which such Company is, or is specified to be, a party will constitute upon its execution and delivery, a legal, valid and binding obligation of such Company, as applicable, enforceable against such Company in accordance with its terms, except as enforcement thereof may be limited against such Company by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(e)             The execution and delivery by each Company of this Agreement does not, the execution and delivery by each Company of each Ancillary Document to which it is, or is specified to be, a party will not (with or without notice or lapse of time or both), and the performance by each Company of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions by each Company will not (with or without notice or lapse of time or both), (i) conflict with, constitute a default under or violate the Organizational Documents of either Company, (ii) except as set forth on Section 3.01(e) of the Disclosure Letter, conflict with or violate any Order or Law applicable to either Company or by which any property or asset of either Company or any Business Asset is bound, (iii) except as set forth on Section 3.01(e) of the Disclosure Letter, require any Consent or other action by any Person under, conflict with or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligation under, or give rise to a Liability of either Company under, any Material Contract or the Purchaser Portion of any Shared Contract by which either Company is bound and/or any property or asset of either Company, any Business Asset or any Transition Services Asset is bound, or (iv) result in the creation of any Liens on any of the properties or assets of either Company or Business Assets (other than Permitted Liens), except in the cases of clauses (ii) and (iii) for such conflicts, violations, breaches, defects or events that would not reasonably be expected to be, individually or in the aggregate, material to the Companies, taken as a whole.

(f)             The execution and delivery by each Company of this Agreement does not, the execution and delivery of each Ancillary Document to which it is, or is specified to be, a party will not, and the performance by each Company of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions by such Company will not require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) such Consents, notices or filings set forth on Section 3.01(f) of the Disclosure Letter and (ii) such other Consents that would not, individually or in the aggregate, reasonably be expected to be material to the Companies, taken as a whole.

Section 3.02           Capitalization.

(a)             Section 3.02 of the Disclosure Letter sets forth the authorized Equity Interests of each Company and the number of Equity Interests issued and outstanding and the record and beneficial owner thereof. Except for the Securities, there are no Equity Interests of either Company issued, reserved for issuance, or outstanding. All of the issued and outstanding Equity Interests of each Company are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, right of repurchase or any similar right under any provision of applicable Law, the applicable Company’s Organizational Documents or any Contract to which Seller or either Company is a party or otherwise bound (other than this Agreement). There are no accrued dividends remaining unpaid with respect to any Equity Interests of the Companies.

(b)             Except as set forth in Section 3.02 of the Disclosure Letter, there are not any options, warrants, restricted stock, restricted stock units, “put” or “call” rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity-based performance units, commitments, Contracts, arrangements, profit participation or similar rights with respect to equity, voting interest or undertakings of any kind to which Seller or either Company is a party or by which any of them is bound (i) obligating either Company to issue, deliver, sell, transfer, redeem or otherwise acquire or cause to be issued, delivered, sold, transferred, redeemed or otherwise acquired, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into Equity Interest in, either Company or (ii) obligating either Company to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, Contract, arrangement or undertaking.

(c)             There are no voting trusts, shareholder or member agreements, proxies or other Contracts to which Seller or either Company is a party or otherwise bound with respect to the voting, issuance, disposition, acquisition, transfer or registration of the Equity Interests of either Company other than the Organizational Documents of the Companies.

Section 3.03           Company Subsidiaries. Neither Company owns any Equity Interest in any Person nor does either Company have any Subsidiaries. Neither Company is a participant in any joint venture, partnership, profit, revenue or cost sharing or similar arrangement.

Section 3.04           Litigation.

(a)             Except as set forth in Section 3.04(a) of the Disclosure Letter, there are no, and in the preceding five (5) years there have not been, any material Actions pending or threatened in writing or, to the Knowledge of Seller, orally or otherwise by, against or affecting either Company or their respective properties, rights, directors, officers or employees in their capacity as such or relating to the Business or Business Assets. As of the date hereof, there are no material Actions that Seller, either Company or the Business intend to initiate with respect to the Business or Business Assets. In the preceding five (5) years, neither Seller nor either Company has commenced or settled any Action involving or relating to either Company, the Business or the assets or liabilities of either Company or the Business Assets for an amount in excess of $100,000 in any single calendar year or $250,000 in the aggregate.

(b)             Except as set forth in Section 3.04(b) of the Disclosure Letter, there are, and at all times during the preceding five (5) years, there have been, no material Orders outstanding against or affecting either Company, any of their respective properties or rights or the Business or Business Assets.

Section 3.05           Compliance.

(a)             Each Company is, and during the preceding five (5) years has been, and the Business is being conducted, and during the preceding five (5) years has been conducted, in compliance in all material respects with all applicable Laws and Orders. In the five (5) years preceding the date hereof, neither Seller nor either Company has received, or been threatened in writing or, to the Knowledge of Seller, orally or otherwise with, a citation, fine or other notification of any failure by either Company or the Business to comply with any applicable Laws in all material respects or a material violation of applicable Laws. No investigation or review by any Governmental Entity is pending or, to the Knowledge of Seller, during the preceding five (5) years has been threatened against either Company or with respect to the Business. Each Company, their respective properties, the Business Assets and the Business are not subject to any material Liability for any past or continuing violation of any applicable Law.

(b)             All approvals, permits, franchises, licenses, consents, certificates, exemptions, clearances, registrations and similar authorizations (collectively, “Operating Permits”) of or with all Governmental Entities that are required under Law or are necessary to permit each Company to conduct the Business as presently conducted, or are required under Law or are necessary for the lawful ownership of the Companies’ properties and Business Assets, have been obtained or made by a Company, as applicable, and are valid, unimpaired and in full force and effect, except in each case that would not reasonably be expected to be material to the Companies, taken as a whole. Seller has delivered to Purchaser copies of all material Operating Permits and any amendments thereto. Each Company and the Business are in compliance in all material respects with the terms and conditions of each Operating Permit. Neither Seller nor either Company has received notice in writing or, to the Knowledge of Seller, orally or otherwise of any pending or, to the Knowledge of Seller, threatened Action from a Governmental Entity alleging that any operation or activity of the Business is in material violation of such Operating Permits. No Action to modify, suspend, revoke, withdraw, terminate, cause the expiration or otherwise limit any material Operating Permit is pending or threatened of which Seller or either Company has received notice of in writing or, to the Knowledge of Seller, orally or otherwise, other than expiration in accordance with the terms thereof. No administrative or governmental Action has been taken or threatened in writing, or to the Knowledge of Seller, threatened orally or otherwise in connection with the expiration, continuance or renewal of any material Operating Permit. Section 3.05(b) of the Disclosure Letter sets forth a true, correct and complete list of all material Operating Permits of each Company and the Business.

Section 3.06           Company Financial Statements.

(a)             Section 3.06(a)(i) of the Disclosure Letter sets forth true, correct and complete copies of the Financial Statements. Except as set forth therein or as specified in Section 3.06(a)(ii) of the Disclosure Letter, and except for the absence of notes and normal year-end adjustments, the Financial Statements (1) have been prepared from the books and records of the Companies, (2) were derived from the books and records of Seller, and such books and records of Seller are maintained in accordance with GAAP, and (3) present fairly, in all material respects, the financial position and results of operations of the Companies (assuming for such purposes that the Pre-Closing Restructuring had been completed prior to the commencement of the period covered by the Financial Statements); provided, however, that the Financial Statements are qualified by (x) the fact that the Companies have not operated on a standalone basis and (y) the fact that the Financial Statements contain Seller’s good faith allocations of shared expenses and liabilities to the Business. The books and records of the Companies have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Financial Statements are consistent with such books and records. The Seller maintains, with respect to the Companies and the Business, a system of internal accounting controls designed to provide reasonable assurance that (A) the risk of material financial misstatement is minimized, (B) all material information concerning the Companies is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements, (C) access to the properties and assets of the Companies is permitted only in accordance with management’s authorization, (D) transactions are executed with management’s authorization and recorded as necessary to permit the preparation of the Financial Statements in conformity with GAAP and (E) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. There has been no incidence of fraud that involves any current or former officers, directors, managers or employees of either Company.

(b)             Neither Company has any Liabilities, and there are no Liabilities relating to the Business or any Business Asset that either Company is required to assume pursuant to the Pre-Closing Restructuring or any subsequent transfer under this Agreement, whether accrued, absolute, contingent, known or unknown, matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with GAAP, whether due or to become due and whether or not determinable), except for those Liabilities (i) specifically reflected on the face, and adequately reserved against on, the balance sheet included in the Most Recent Financial Statements, (ii) incurred in the Ordinary Course of Business since the date of the balance sheet included in the Most Recent Financial Statements (none of which are material in either nature or amount and none of which relate to breach of any Contract, tort, Infringement, breach of warranty or violation of any Law or any related Action), (iii) that are executory obligations arising in the Ordinary Course of Business under existing Contracts of either Company and that have not arisen from a breach thereof or thereunder or (iv) those that are to be included in the computation of Transaction Expenses, Current Liabilities, or Closing Indebtedness.

(c)             Except as set forth in Section 3.06(c) of the Disclosure Letter, neither Company has any Indebtedness outstanding. Neither Company is in default with respect to any Indebtedness, or any Contract relating thereto and, except as set forth in Section 3.06(c) of the Disclosure Letter, no such Indebtedness or any Contract relating thereto purports to limit the sale of the Securities. Except as set forth in Section 3.06(c) of the Disclosure Letter, neither Company is a guarantor or indemnitor of any Indebtedness or other Liability of any other Person, including Seller and its Affiliates (excluding the Companies). Except as set forth in the Estimated Closing Statement, as of the Closing Date, there are no unpaid Transaction Expenses.

Section 3.07           Absence of Certain Changes.

(a)             Since the date of the balance sheet included in the Most Recent Financial Statements, there has not been any Material Adverse Effect.

(b)             From the date of the balance sheet included in the Most Recent Financial Statements the Seller and the Companies have conducted the Business in the Ordinary Course of Business and neither Seller (with respect to the Companies or the Business) nor either Company has taken any action that, if taken between the date hereof and the Closing Date, would require the prior written consent of Purchaser pursuant to Section 5.01(b).

Section 3.08           Taxes.

(a)             All income and other material Tax Returns filed or required to be filed by or with respect to each Company have been timely filed (taking into account any valid extensions), all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with applicable Law, and all Taxes due and owing by or with respect to either Company (whether or not shown as due and owing on a Tax Return) have been timely paid or withheld in full.

(b)             No deficiency or assessment with respect to any Taxes has been claimed, proposed or asserted (in writing or, to the Knowledge of Seller, orally) against or with respect to either Company, which deficiency or assessment has not been fully paid and finally settled, or finally withdrawn.

(c)             There are no Liens for Taxes (other than for Taxes that are not yet due and payable) on any asset of either Company or any Business Asset.

(d)             Neither Company has requested, granted, consented to or become the beneficiary of (i) any extension or waiver of any statute of limitations period, or of any time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired or (ii) any extension of time to file any Tax Return that has not yet been filed.

(e)             Neither Company (i) has been a member of an affiliated group (as defined in Section 1504 of the Code or any analogous combined, consolidated, unitary or similar group under Law) filing a combined, consolidated, unitary or other similar Tax Return other than any group of which Seller is the common parent or (ii) has any Liabilities for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of Law) or as a result of being a member of any other combined, consolidated, unitary or similar group filing a combined, consolidated, unitary or other similar Tax Return, as a transferee or successor, by Contract, or otherwise (other than pursuant to any customary commercial agreement entered into with unrelated third parties in the Ordinary Course of Business the primary purpose of which is not related to Taxes).

(f)             None of the Purchaser or its Affiliates (as a result of acquiring the Companies), or either Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, prior to the Closing, (ii) “closing agreement” as described under Section 7121 of the Code (or any corresponding or similar provision of applicable Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) prepaid amount received or deferred revenue accrued prior to the Closing. No Company nor Seller uses the cash method of accounting.

(g)             There are no pending or on-going Tax Proceedings, or Tax Proceedings threatened in writing or, to the Knowledge of Seller, orally or otherwise, against or with respect to either Company. No claim has been made in writing by a Taxing Authority in a jurisdiction where either Company, as applicable, does not file Tax Returns that either Company, as applicable, is or may be subject to Taxes in that jurisdiction.

(h)             No Company is bound by or party to any (i) sharing, allocation, indemnity or similar Contract with any other person primarily relating to Taxes (other than any customary commercial Contract entered into with unrelated third parties in the Ordinary Course of Business the primary purpose of which is not related to Taxes), (ii) joint venture, partnership or other Contract or arrangement that is a partnership for tax purposes or (iii) Contract with a Taxing Authority related to Taxes or Tax Returns.

(i)              Neither Company has engaged in a trade or business, had a permanent establishment, or otherwise been subject to taxation in any country other than the United States of America.

(j)              No Company has distributed equity of another person or had its equity distributed by another person, in a transaction that was governed in whole or in part by Sections 355 or 361 of the Code.

(k)             No Company has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(l)              For U.S. federal and applicable state and local income tax purposes, each Company is and has always been since its formation properly classified as an association taxable as a corporation for U.S. tax purposes.

(m)            Since the date of the balance sheet included in the Most Recent Financial Statements, neither Company has incurred any material Liability for Taxes, except in the Ordinary Course of Business.

(n)             Seller has provided (or otherwise made available) to Purchaser true, correct and complete copies of all (i) income and other material Tax Returns of the Companies, for each taxable period ending on or after December 31, 2023 (excluding, for the avoidance of doubt, any Income Tax Returns of the consolidated group of which Seller is a member) and (ii) correspondence with any Taxing Authority related to Taxes or Tax Returns of or in respect of either Company (including revenue agents reports, examination reports, notices of deficiency, proposed adjustments, notices of assessment, notices of liens, rulings, and closing agreements) with respect to any taxable period ending on or after December 31, 2023, provided that no such correspondence with respect to Income Taxes or Income Tax Returns of the consolidated group of which Seller is a member shall be required to be provided unless such correspondence specifically addresses either Company.

(o)             Neither Company has received or requested any private letter rulings or similar rulings from any Taxing Authority. No power of attorney is currently in effect with respect to any Taxes or Tax Returns of or in respect of either Company.

(p)             Each Company has withheld and paid to the appropriate Taxing Authority all Taxes required to have been withheld and paid by any of them in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party. Each Company has complied with all reporting requirements (including maintenance of required records) with respect to such amounts paid or owing.

(q)             No written claim has been made by a Taxing Authority in a jurisdiction where a Company does not file Tax Returns of a particular type that such Company is or may be subject to taxation of such type in that jurisdiction.

(r)             Neither Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(s)             Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties contained in this Section 3.08 shall not be construed as representations or warranties as to any tax position taken by Purchaser or any of its Affiliates (including the Companies after the Closing) in respect of any taxable period (or portion thereof) beginning after the Closing Date.

Section 3.09           Personal Property. The tangible properties and assets of the Business and the Companies (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) are adequate for the conduct of the Business as currently conducted, and (iii) have been installed, serviced and maintained in all material respects in accordance with applicable industry standards and in a manner that would not void or limit the coverage of any warranty thereon.

Section 3.10           Real Property.

(a)             Section 3.10(a) of the Disclosure Letter sets forth a true, complete and accurate list of all real property owned by either Company (the “Owned Real Property”). The applicable Company has good, marketable and valid fee simple title to all Owned Real Property, free and clear of all Liens, except Permitted Liens. The Companies have made available to Purchaser complete and accurate copies of any title insurance policies currently insuring the Owned Real Property and, if any, copies of the most recent surveys of the same. With respect to each parcel of Owned Real Property:

(i)             other than as disclosed on Section 3.10(a) of the Disclosure Letter, no Company has leased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;

(ii)            there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein;

(iii)           there are no pending, or to the Knowledge of Seller, any threatened, condemnation proceedings relating to any portion of the Owned Real Property or either Company’s use thereof, or other matters of record materially and adversely affecting the current use or occupancy thereof for the Business; and

(iv)           such Owned Real Property has adequate rights of access to dedicated public ways (and makes no material use of any means of access or egress that is not pursuant to such dedicated public ways or recorded, irrevocable rights-of-way or easements) and is adequately served by all public utilities, including water and sewer (or well and septic), necessary for the continued use of the Owned Real Property as presently used.

(b)             Section 3.10(b) of the Disclosure Letter sets forth the address of each parcel of Leased Real Property and sets forth a true and complete list of all Real Property Leases. The Companies have provided or made available to Purchaser a true, complete and correct copy of all Real Property Leases. A Company is the lessee under each of the Real Property Leases. The applicable Company has a good and valid leasehold interest in the Leased Real Property, free and clear of all Liens, except Permitted Liens. Each Real Property Lease is valid, binding, in full force and effect and enforceable in accordance with its terms, and there is no existing breach or default under any Real Property Leases by such Company or, to the Knowledge of Seller, by any other party to such Real Property Leases. Such Company has exclusive possession of the Leased Real Property, and there are no leases, subleases, licenses, lease guaranties, assignments, occupancy agreements or other Contracts granting any Person the right of use or occupancy of any Leased Real Property, whether as lessor, lessee, sublessor, sublessee, licensor or licensee. Except as set forth in Section 3.10(b) of the Disclosure Letter, no Consent is required from any landlord or other party under any Real Property Lease in order to consummate the Transactions.

(c)             No Company has received written notice that any Improvements on the Owned Real Property and Leased Real Property do not conform in all material respects to all applicable state and local Laws or use restrictions. No Company has received written notice of violation of any applicable state or local Laws or use restrictions with respect to the Owned Real Property or Leased Real Property which remains uncured. To the Knowledge of Seller, the Owned Real Property and Leased Real Property are zoned for the purposes for which the Owned Real Property and Leased Real Property and Improvements thereon are presently being used. All Improvements and systems on the Owned Real Property and Leased Real Property are, subject, in each case, to normal wear and tear, (i) in good operating condition and working order, (ii) in the case of the Leased Real Property, maintained and serviced in material compliance with the Real Property Leases, and (iii) used in the Ordinary Course of Business as conducted by the Companies.

(d)             Except as set forth in Section 3.10(d) of the Disclosure Letter, no Company has received any written notice of any pending or threatened condemnations (or other similar proceedings in the nature of eminent domain) or zoning or subdivision changes, affecting the Owned Real Property or the Leased Real Property.

(e)             No Company has entered into any private restrictive covenants or other agreement or governmental use restrictions (including zoning) on any portion of the Owned Real Property or Leased Real Property which prohibits the current use of the Owned Real Property or Leased Real Property, respectively. No Company has received any written notice of violation of any private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Owned Real Property or Leased Real Property during the last three (3) years that remains uncured.

(f)             All Operating Permits required for the occupancy and operation of the Owned Real Property and Leased Real Property (with appurtenant parking uses) as presently being used have been obtained and no Company has received written notices of material violations in connection with such items during the last three (3) years or which remain uncured.

(g)             No Company has in its possession any studies or reports which indicate any material defects in the design or construction of any of the Improvements on the Owned Real Property or Leased Real Property that have not been remedied prior to the date of this Agreement, nor to the Knowledge of Seller does any such defect exist.

Section 3.11           Employee Benefit Plans.

(a)             Section 3.11(a) of the Disclosure Letter contains a true, correct and complete list of all material Benefit Plans, separately identifying (i) each material Company Benefit Plan and (ii) each material Seller Benefit Plan in which any Business Employee participates or is eligible to participate. Neither Seller nor either Company has committed to establish or enter into any new Benefit Plan, or to materially modify any Benefit Plan, in each case with respect to the Business Employees (other than modifications that apply generally to all similarly situated participants in such Benefit Plan) (except to conform any such Benefit Plan to the requirements of any applicable Law). No Company Benefit Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(b)             With respect to each material Benefit Plan, Seller has provided to Purchaser true, correct and complete copies of the following (to the extent applicable to such Benefit Plan): (i) the most recent summary plan description together with all summaries of material modifications thereto; (ii) the most recent determination, opinion or advisory letter, as applicable, issued by the Internal Revenue Service with respect to such Benefit Plan; (iii) the two most recently filed Form 5500 annual reports, including all schedules and attachments thereto; (iv) the most recent nondiscrimination testing results; and (v) all employee handbooks, manuals and policy guides relevant to eligibility or participation in such Benefit Plan by any Business Employee.

(c)             No Benefit Plan is and no Company nor any ERISA Affiliate has, within the six (6) year period preceding the date of this Agreement, sponsored, maintained, participated in, contributed to or been obligated to contribute to, or has any liability (including any liability arising from a complete or partial withdrawal) with respect to: (i) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is or was subject to Title IV of ERISA, Section 302 or 303 of ERISA or Section 412, 430 or 436 of the Code; (ii) any “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA; (iii) any “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iv) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; (v) any “funded welfare plan” as defined in Section 419 of the Code; or (vi) any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code. No liability under Title IV or Section 302 of ERISA has been incurred by either Company or any ERISA Affiliate that has not been satisfied in full. No Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization or co-employer organization. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Purchaser or any of its Affiliates (other than ordinary and reasonable administrative expenses typically incurred in a termination event).

(d)             Each Benefit Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code. All contributions, distributions, reimbursements and premium payments with respect to each Benefit Plan within the last three (3) years have been, in all material respects, timely made in accordance with the terms of each Benefit Plan and all applicable Laws or have been properly accrued. There has been no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Benefit Plan, and no breach of fiduciary duty under ERISA that has resulted or would reasonably be expected to result in material liability to either Company. Within the past three (3) years, there have been no Actions brought, pending or threatened in writing or, to the Knowledge of Seller, orally or otherwise by or on behalf of any Benefit Plan, by any Business Employee, Former Business Employee, Business Service Provider, Former Business Service Provider or beneficiary covered under any such Benefit Plan, or by any Governmental Entity, as applicable, or otherwise involving any such Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in a material Liability to either Company.

(e)             (i) Each Benefit Plan intended to be “qualified” under Section 401(a) of the Code has received a current favorable determination letter from the IRS (or, in the case of a pre-approved plan, is the subject of a current, unrevoked favorable opinion or advisory letter from the Internal Revenue Service upon which the Companies and their respective Subsidiaries are entitled, under applicable IRS guidance, to rely), and (ii) nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(f)             No Benefit Plan provides, and no Company has any obligation to provide, post-termination or retiree medical, life insurance, or other welfare benefits to any person, other than coverage mandated by Section 4980B of the Code or other similar state statute or similar applicable Law. Each Company is, and during the past three (3) years has been, in compliance in all material respects with the requirements of the Consolidated Omnibus Budget Reconciliation Act (COBRA), the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, and neither Company has incurred any material liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)             Except as set forth in Section 3.11(g) of the Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the Transactions (whether alone or in connection with any other event) will: (i) entitle any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider to any severance, retention or change of control benefits or to any other payment (whether under any Benefit Plan or otherwise and whether in cash or property); (ii) otherwise increase the amount of compensation due to any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider; (iii) result in the acceleration of the time of payment or vesting, trigger the funding (other than run-rate funding of ordinary course payroll and health and welfare benefit obligations that do not increase as a result of the Transactions) or increase the amount, of any compensation or benefits due to any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider under any Benefit Plan; (iv) result in any forgiveness of indebtedness of any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider; (v) result in the renewal or extension of the term of any agreement regarding the compensation of any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider; (vi) require either Company, Purchaser or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider (other than run-rate funding of ordinary course payroll and health and welfare benefit obligations that do not increase as a result of the Transactions); or (vii) limit or restrict the right of either Company, Purchaser or any of their respective Affiliates to amend, terminate or transfer the assets of any Company Benefit Plan.

(h)             Neither the execution of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event, including a termination of employment) will result in the payment of any “excess parachute payment” within the meaning of Section 280G(b) of the Code.

(i)              No Company has any agreement or obligation (whether under a Benefit Plan or otherwise) to reimburse, gross-up, make-whole, indemnify or otherwise compensate any individual for any Taxes, interest or penalties imposed under Section 409A, Section 4999 or Section 105(h) of the Code.

(j)              Each Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in documentary and operational compliance with Section 409A of the Code and the regulations promulgated thereunder, and no participant in any such plan has been subject to, is threatened with, or, to the Knowledge of Seller, should reasonably expect to be subject to or threatened with, the interest or additional Tax under Section 409A(a)(1)(B) of the Code.

Section 3.12           Labor Relations.

(a)             Section 3.12(a)(i) of the Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement (the “Census Date”), of all Business Employees, including for each Business Employee his or her (i) name or employee identification number, (ii) job title, (iii) hire date, (iv) annual base salary or hourly wage rate (as applicable), (v) employing entity, (vi) exempt or non-exempt status under the Fair Labor Standards Act or applicable state law, (vii) full-time, part-time, temporary or seasonal status, (viii) any other compensation payable (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements, or other incentive-based compensation), (ix) active or inactive status and, if inactive, the type of leave and anticipated return to work date (if known), (x) visa status (if applicable), (xi) annual paid time off entitlement and accrued but unused paid time off as of the Census Date, and (xii) primary work location (“Employee Schedule”). Except for the employees of Seller or its Affiliates (other than the Companies) who do not provide material services to the Business other than the services that will be provided under the Transition Services Agreement, the Business Employees are sufficient in number, seniority and skill to operate the Business immediately following the Closing in substantially the same manner as presently conducted. Assuming the effectuation of the Pre-Closing Restructuring, other than the Business Employees, neither Seller nor any of its Affiliates employs any individual whose job duties are primarily devoted to the Business. Section 3.12(a)(ii) of the Disclosure Letter sets forth, as of the Census Date, a true, correct and complete list of all Business Service Providers (other than temporary employees leased from staffing or similar agencies) that includes the following data fields for each person: (A) full name, (B) start date, (C) expected end date (if applicable), (D) the Company or Business entity to which such individual is providing services, (E) nature of the services provided by such individual, (F) hourly pay or other compensatory fee arrangement, and (G) notice requirements (if applicable).

(b)             There is no, and in the past three (3) years there has been no, material labor dispute, labor strike, slowdown, picketing, handbilling, boycott, work stoppage, lockout, concerted labor action, unfair labor practice charge, material labor grievance or labor arbitration against or affecting either Company or the Business, and, to the Knowledge of Seller, no such action has been threatened in the past three (3) years. In the past three (3) years, neither Company, nor to the Knowledge of Seller, any supervisor, manager or other Representative acting on behalf of either Company has committed or engaged in any unfair labor practice in connection with the conduct of the Business.

(c)             No Company is a party to, bound by, or in the process of negotiating, any collective bargaining agreement, works council agreement, voluntary recognition agreement, or other labor union or similar Contract, and no Company has any duty to bargain with any labor organization. No Business Employees are represented by any labor union or other labor organization in connection with their employment with either Company. In the past three (3) years, no labor union, other labor organization, or group of employees of either Company or the Business has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Seller, in the past three (3) years, there have been no labor organizing activities with respect to any employees of either Company or the Business. Neither Company nor the Business has any obligation prior to execution of this Agreement to notify, inform, consult, or seek the consent of any labor union, works council, labor organization, collective bargaining unit, employee committee or other authorized employee representative body in connection with any of the Transactions.

(d)             The Companies and the Business are, and in the past three (3) years have been, in material compliance with all applicable Laws relating to labor and employment, including all applicable Laws relating to labor, employment and employment practices, terms and conditions of employment, wages and hours, wage payment, overtime, meal and rest periods, classification of consultants and independent contractors as non-employees, classification of employees as exempt or non-exempt, immigration, occupational safety and health, employment harassment, discrimination, retaliation, equal pay, plant closures and layoffs, employee trainings and notices, workers’ compensation, employee disabilities, employee leave issues, affirmative action, unemployment insurance, and labor relations and unions. In the past three (3) years, there have been no Actions pending or, to the Knowledge of Seller, threatened against either Company or the Business to be brought or filed by any Person or Governmental Entity alleging noncompliance with applicable Laws relating to labor and employment. In the past three (3) years, no Company nor the Business has received written notice from any Governmental Entity responsible for the enforcement of applicable labor or employment Laws indicating that it has asserted, or intends to assert, claims or to conduct an investigation with respect to any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider, and, to the Knowledge of Seller, no such investigation is in progress and no Governmental Entity intends to or has threatened to conduct such investigation. No current or former individual independent contractor of either Company or the Business is or during the past three (3) years was, in any material respect, a misclassified employee under any applicable Laws, and no Company has received any notice from any Governmental Entity disputing such classification. All employees of the Companies are, and in the past three (3) years have been, correctly classified in all material respects as either exempt or non-exempt employees under the Fair Labor Standards Act and all other applicable federal, state and local wage and hour Laws, and, during the past three (3) years have been compensated, including for overtime, in accordance with such Laws in all material respects. In the past three (3) years, each Company has timely paid in all material respects all wages, salaries, commissions, bonuses, benefits and other compensation due to all of its employees, independent contractors and consultants, and no Company is liable for any material arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(e)             In the past three (3) years no allegation, complaint or claim of sexual harassment, sexual misconduct, or unlawful discrimination has been made in writing against any current or former officer, director or supervisory employee of either Company or the Business, no Company has entered into any settlement agreement relating to any such allegations, and, to the Knowledge of Seller, no such allegation, complaint or claim has been threatened.

(f)              Except as set forth on Section 3.12(f) of the Disclosure Letter, the employment of all Business Employees and the engagement of all Business Service Providers are terminable at will without cost or prior notice or payment in lieu of notice to either Company or the Business except the payment of accrued salaries, wages, and paid time off, with respect to Business Employees, and accrued fees and expenses, with respect to Business Service Providers.

(g)             During the past three (3) years, neither Company nor the Business has: effectuated (i) a “plant closing” (as defined in the WARN Act or any similar term under any analogous state or local Law) affecting any site of employment or facility of the Business, or (ii) a “mass layoff” (as defined in the WARN Act or any analogous state or local Law) affecting any site of employment or facility of the Business, and neither Company nor the Business has been engaged in layoffs, employment terminations, temporary layoffs, furloughs or hours reductions sufficient in number, including as aggregated, to trigger application of the WARN Act or any similar Law. During the ninety (90) day period prior to the date of this Agreement, there have been no terminations of employment which would trigger any notice or other obligations under the WARN Act or any similar state or local Law.

(h)             Each of the Companies is, and in the past three (3) years has been, in material compliance with all applicable Laws governing the employment eligibility and work authorization of employees, including (i) the Immigration Reform and Control Act of 1986, as amended, (ii) the Immigration and Nationality Act, as amended, (iii) the Illegal Immigration Reform and Immigrant Responsibility Act of 1996, as amended, (iv) all wage and hour requirements applicable to employment under the H-1B or other visa programs, (v) the federal employment eligibility verification system (E-Verify), where required by applicable Law, and (vi) all applicable state and local Laws regarding the use of E-Verify. Each Company maintains accurate and complete Forms I-9 with respect to each of its current and former employees in accordance with applicable Law. Each current employee of either Company is legally permitted to be employed by such Company in the jurisdiction in which such employee is employed in his or her current job capacity.

(i)              As of the date of this Agreement, no Named Employee or Business Employee at the level of Director or above, or with annual base compensation in excess of $150,000, has provided written notice to either Company, or, to the Knowledge of Seller, otherwise expressed an intention, to terminate his or her employment with either Company.

Section 3.13           Intellectual Property.

(a)             Section 3.13(a) of the Disclosure Letter sets forth a true, correct and complete list of (i) all registered patents, patent applications, trademark registrations, trademark registration applications, domain name registrations, copyright registrations, and copyright registration applications, owned by either Company (collectively “Registered Intellectual Property”), specifying the jurisdiction in which such item has been issued, registered or filed, the applicable issuance, grant, registration or serial number(s) and related dates, and the record owner (or legal owner, if different), as applicable, (ii) material unregistered Trademarks owned by the Companies and (iii) all Seller Intellectual Property that is primarily used, or held for use, in the Business excluding licenses for Off-the-Shelf Software. With respect to each item of Registered Intellectual Property, all (i) renewal and maintenance fees, annuities or other fees payable to any Governmental Entity and due prior to Closing to maintain the Registered Intellectual Property that is currently used in the Business have been paid in full, all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining and recording such Registered Intellectual Property, and (ii) each item is subsisting, unexpired, valid and enforceable. Seller has not misrepresented, or failed to disclose, any facts or circumstances in any application for any material Registered Intellectual Property or in the prosecution of such application that would constitute fraud or a misrepresentation with respect to such application.

(b)             Other than as set forth in Section 3.13(b) of the Disclosure Letter, the Companies solely and exclusively own, or as of the Closing will own, all right, title and interest (including the sole right to enforce) in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. Following the Closing, Seller and its post-Closing Affiliates will not own any Intellectual Property that as of the Closing was used or held for use primarily in the Business. Neither Seller, either Company or any of their respective Affiliates is subject to any Action, order, settlement agreement or stipulation that materially restricts in any manner the use, provision, transfer, assignment or licensing of any Business Intellectual Property.

(c)             The execution, delivery and performance of this Agreement and the consummation of the Transactions will not (i) result in a material loss or impairment in use of any of the Business Intellectual Property owned by Seller or its Affiliates, (ii) give rise to any right of any Person to terminate any material rights under any Intellectual Property Agreement or exercise any new or additional rights under any Business Intellectual Property that would be materially adverse to the Business, (iii) result in a material breach or default under any Intellectual Property Agreement, (iv) result in the acceleration of any payment by either Company, the addition of any material fees or charges to either Company’s obligations, or any other material obligation of either Company with respect to any Business Intellectual Property that would not have arisen but for the consummation of the Transactions, or (v) result in a requirement for Purchaser, any of its Affiliates or either Company to grant to any Person any right to any Intellectual Property owned by, or licensed to, any of them. The rights and licenses provided under this Agreement and the Transition Services Agreement, together with the Business Intellectual Property, constitute all Intellectual Property used in or held for use in the operation of the Business as conducted in all material respects immediately prior to the Closing and Companies will own or have a sufficient right to use all such Intellectual Property in substantially the same manner following the Closing. After giving effect to the Pre-Closing Restructuring, the Owned Intellectual Property is, and immediately after the Closing will be, fully transferable, alienable and licensable by the Companies and Purchaser or its Affiliates without restriction and without payment of any kind to any Person.

(d)             Section 3.13(d) of the Disclosure Letter sets forth a true, correct and complete list, of each: (i) Outbound License excluding any that is a (A) non-disclosure agreements (which do not contain any express licenses (including through covenants not to sue)) and marketing agreements entered into by either Company in the Ordinary Course of Business, (B) Contracts with either Company’s contractors and service providers entered into in the Ordinary Course of Business that provide access and rights to use Business Intellectual Property solely to perform services for either Company, (C) Contracts whereby the Outbound License is merely incidental or ancillary to the transactions contemplated therein, and (D) non-exclusive licenses granted to vendors or suppliers in the Ordinary Course of Business solely to perform services for either Company; and (ii) each Inbound License, excluding licenses for Off-the-Shelf Software. There exists no event or condition that is a material violation or breach of any Intellectual Property Agreement by the Companies, and to the Knowledge of Seller there exists no event or condition that is a material violation or breach of any Intellectual Property Agreement by any other party.

(e)              Except as set forth in Section 3.13(e) of the Disclosure Letter, (i) none of the Offerings or the conduct of the Business Infringes any Intellectual Property of any Person, or has done so in the past three (3) years, and (ii) there is no (and has been no) pending or, to the Knowledge of Seller, threatened Action involving any Offering or the conduct of the Business concerning any infringement, or the enforceability, use (including any assertion of misuse), ownership, scope, licensing or validity of any Intellectual Property. None of Seller, either Company or any of their respective Affiliates has received or provided any written, or to Seller’s Knowledge oral, notice, charge, complaint, claim, demand or inquiry (including unsolicited offers, demands or requests to license, or cease and desist letters) pertaining to any Offering or the conduct of the Business in the past three (3) years. To Seller’s Knowledge, no Person is Infringing, and no Person has infringed in the past three (3) years, any Business Intellectual Property owned by Seller or its Affiliates.

(f)              None of the Seller, either Company or any of their respective Affiliates has distributed or used any Open Source Materials in a manner that would require any portion of Software that is Business Intellectual Property to be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) distributable or redistributable at no charge.

(g)             The Companies possess all source code of Software that is Owned Intellectual Property and its related documentation. Except as set forth on Section 3.13(g) of the Disclosure Letter, none of the Seller, either Company or any of their respective Affiliates have disclosed, delivered, licensed or otherwise made available to, and have no obligation to disclose, deliver, license, or otherwise make available, source code that is Business Intellectual Property to any third party, other than an independent contractor pursuant to a valid and enforceable written Contract prohibiting use or distribution except in the performance of services for the business of the Seller, either Company or any of their respective Affiliates.

(h)             Seller, either Company, and their respective Affiliates have taken commercially reasonable measures (including entering into appropriate confidentiality or nondisclosure agreements with employees and third parties) to maintain the confidentiality of all Business Intellectual Property that constitutes Trade Secrets or is otherwise material proprietary information. To the Knowledge of Seller, there has been no unauthorized disclosure, misappropriation or loss of any such Trade Secrets or information.

(i)              Each current and former employee, officer, consultant and contractor of either Company, any of their respective Affiliates or the Business who is or has been involved in the development (alone or with others) of any material Business Intellectual Property owned by Seller or its Affiliates has executed and delivered to either Company, the Seller or an Affiliate of Seller a written and enforceable Contract that assigns to such entity, all right, title and interest in and to any such Intellectual Property, except to the extent such Intellectual Property was developed by an employee or officer of either Company, Seller or an Affiliate of Seller working within the scope of their employment, that is owned by either Company, Seller or an Affiliate of Seller by operation of Law. No such present or former employee, officer, consultant, or contractor is in material violation of any such Contract. No such Person owns or has any right, claim, interest or option, including any right to further remuneration or consideration, with respect to any such Business Intellectual Property owned by Seller or its Affiliates, nor has any such Person made or, to the Knowledge of Seller, threatened any assertions with respect to any alleged ownership or any such right, claim, interest or option.

(j)              No Governmental Entity has obtained, by Contract or otherwise, rights in any Business Intellectual Property owned by Seller or its Affiliates. No funding, facilities or personnel of any educational institution or Governmental Entities were used, directly or indirectly, to develop or create, in whole or in part, any Offerings or Business Intellectual Property owned by Seller or its Affiliates.

(k)             The computer systems (including Software, hardware, firmware, networks, servers, switches, endpoints, data, platforms, electronics, websites, storage, interfaces and information systems and related information technology or outsourced services) directly or indirectly used, relied upon or provided by the Business or either Company (collectively “Business Systems”): (i) are in good working order in all material respects and are sufficient in all material respects for the Companies to conduct the Business as currently conducted; (ii) are free of any material defects, bugs and errors; and (iii) to the Knowledge of Seller, do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead,” “virus” or other Software routines, code or devices designed to permit unauthorized access to or to disable, erase or otherwise adversely affect the operation or functionality of any Business System or data contained therein (“Contaminants”), in each case with respect to (i), (ii), and (iii), other than as would not reasonably be expected to materially and adversely impact the operation of the Business. The Business, the Companies and their respective Affiliates have taken, within the past twenty-four (24) months, commercially reasonable physical, technical and administrative steps and implemented commercially reasonable safeguards designed to ensure that the Business Systems are free from Contaminants and to protect the confidentiality, integrity, and security of its Business Systems and Confidential Information stored, processed, or contained therein. Within the past twenty-four (24) months, no Person has gained unauthorized access to any Business Systems or any Confidential Information stored in the Business Systems other than as would not reasonably be expected to materially and adversely impact the operation of the Business. The Business and the Companies maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, and test such plans and procedures on a periodic basis, and such plans and procedures have not identified any severe or critical issues that have not been remediated since the most recent testing. The Business Systems have not suffered any failures, errors or breakdowns within the past twenty-four (24) months that have caused any material disruption or interruption in the operation of the Business. During the past three (3) years, the Business and the Companies have not been subject to any material licensing true-up or similar audit in connection with any Business Systems, or received any written notice of intent to conduct any such audit.

(l)             The Seller (in respect of the Business) and the Companies have for the three (3) years prior to Closing, provided notice and obtained consent required by any applicable Privacy Law. Such disclosures have not contained any material omissions or errors. The Processing of all Personal Data by or on behalf of Seller or any of its Affiliates (pertaining to the Business) or either Company (collectively, “Company Data”) is and has at all times in the last three (3) years been in all material respects in accordance with: (i) all applicable Privacy Laws; (ii) its internal or published privacy policies, and published representations knowingly presented to consumers or customers (actual or potential); and (iii) any of its contractual obligations governing the privacy, security, or processing of Personal Data (collectively, “Privacy Obligations”). The Companies have taken measures commercially reasonably designed to ensure the confidentiality, integrity and security of the Company Data, and, within the past three (3) years, there has been no unauthorized loss, damage, access, use, modification, or other misuse of any Company Data except as would not reasonably be expected to have a Material Adverse Effect. Within the past three (3) years, (i) neither Seller nor its Affiliates nor either Company has received written notice of, and (ii) there are no past, pending or, to the Knowledge of Seller, threatened Actions related to the Processing of Company Data or any Privacy Obligations. In the past three (3) years, to no Seller (in respect of the Business) or either Company has issued or delivered, and was not required by Law to have issued or delivered, any notice or report regarding any unauthorized loss, damage, or access, use, disclosure, modification, or other misuse of any Company Data, including any data breach reports or notices required under applicable Law. None of the execution or delivery of this Agreement or the consummation of the Transactions, the performance of either Company’s or Seller’s obligations hereunder or thereunder, or the transfer of any Personal Data to Purchaser will violate any Privacy Obligations.

Section 3.14           Environmental Matters. No notice, demand, request for information, citation, summons or Order has been received by, and no Action is pending or threatened in writing or, to the Knowledge of Seller, orally or otherwise by any Governmental Entity or other Person against, the Business, the Companies and, with respect to the Business, any of their respective Affiliates, alleging or relating to a material violation of or a material Liability under any Environmental Law or arising from the Release or presence of or exposure to Hazardous Materials except as disclosed in Schedule 3.14 of the Disclosure Letter. The Companies are, and during the preceding five (5) years have been in material compliance, and the Business is, and during the preceding five (5) years has been, conducted in material compliance with all Environmental Laws and all Environmental Permits that are (or have been during the preceding five (5) years) required under applicable Laws for the operation of the Business and all such Environmental Permits are valid and in good standing and, to the Knowledge of Seller, there is no Action pending to modify, revoke or rescind any such Environmental Permit. Except as disclosed in Section 3.14 of the Disclosure Letter, the Business, the Companies and, with respect to the Business, their respective Affiliates have handled and disposed of all Hazardous Materials in compliance, in all material respects, with all Environmental Laws and Environmental Permits. Except as disclosed in Section 3.14 of the Disclosure Letter, there has been no Release or presence of or exposure to any Hazardous Materials, whether on or off the property currently or, to the Knowledge of Seller, formerly owned or operated by the Companies or, in connection with the Business, their respective Affiliates, that would reasonably be expected to result in material liability or a requirement for notification, investigation or remediation by the Companies under any Environmental Law, except as disclosed in Schedule 3.14 of the Disclosure Letter, and none of the Business, the Companies and with respect to the Business, their respective Affiliates are conducting (or have conducted in the five (5) years preceding the date hereof) any investigation, remediation or removal activities in response to any Release of Hazardous Materials to the soil, groundwater or surface water at any real property currently or formerly owned, operated or leased by the Business, either Company or, with respect to the Business, their respective Affiliates or at any other real property pursuant to the requirements of any Environmental Law. Except as disclosed in Schedule 3.14 of the Disclosure Letter and except in compliance, in all material respects, with Environmental Laws, no asbestos containing materials, polychlorinated biphenyls, underground storage tank or landfill, impoundment or other disposal area is, or in the preceding five (5) years has been, present at any real property currently or, to the Knowledge of Seller, formerly owned, operated or leased by the Business, either Company or, with respect to the Business, their respective Affiliates. Except as disclosed in Schedule 3.14 of the Disclosure Letter, none of the Business, either Company or, with respect to the Business, their respective Affiliates has entered into or assumed by contract any Liability of any other Person under Environmental Law. Seller has provided Purchaser with true, correct and complete copies of all material reports, studies and audits that relate to Hazardous Materials or the environmental condition of the real properties currently or formerly used in connection with the Business in each case that are in Seller or its Affiliate’s possession or under its reasonable control. For purposes of this Section 3.14, the Companies include all predecessors of the Companies and any assets held by any of them (including any real estate properties previously owned by either Company), regardless of whether such assets are owned as of the date hereof or as of the Closing Date.

Section 3.15           Material Contracts.

(a)             Section 3.15(a) of the Disclosure Letter sets forth a true, correct and complete list of each of the following Contracts in effect as of the date of this Agreement to which either Company is party or is bound or by which Seller or any of its Affiliates is bound and primarily relates to the Business (each such Contract (disclosed or required to be disclosed in Section 3.15(a) of the Disclosure Letter), collectively with each material Intellectual Property Agreement, a “Material Contract”):

(i)             any Contract between either Company, on the one hand, and a Material Customer or a Material Vendor, on the other hand (except for any statements of work, purchase orders, sales orders, invoices, service orders or similar documents entered into in the Ordinary Course of Business);

(ii)            (1) any Contract or series of related Contracts that involves the expenditure or payment by either Company or the Business of more than $200,000 individually or in the aggregate during the twelve (12) months ended December 31, 2025 or is expected to result in more than $200,000 in 2026 (in each case except for any statements of work, purchase orders, sales orders, invoices or similar documents entered into in the Ordinary Course of Business); or (2) any Contract or series of related Contracts that involves the receipt by either Company or the Business of more than $250,000 individually or in the aggregate during the twelve (12) months ended December 31, 2025 or is expected to result in more than $250,000 in 2026 (in each case except for any statements of work, purchase orders, sales orders, invoices or similar documents for the acquisition of goods or services entered into in the Ordinary Course of Business);

(iii)           any Contract relating to Indebtedness;

(iv)           any hedging, swap, derivative or similar Contract;

(v)            Contracts under which any Person has guaranteed Indebtedness of either Company;

(vi)           Contracts pursuant to which a Lien has been imposed on any Equity Interests or any portion of the assets of either Company or any Business Asset;

(vii)          any reseller, referral, advertising, agency, dealer, distributor or joint marketing Contract;

(viii)         any Contract that provides for the indemnification or assumption of Liability of any Person by either Company or the Seller, related to the Business (other than indemnification obligations contained in customer, dealer, supplier and distribution Contracts, Contracts entered into in the Ordinary Course of Business that will not result in material Liability to either Company);

(ix)           any partnership agreement, joint venture, strategic alliance, minority equity investments, or other similar Contract (other than the Organizational Documents of either Company), including any Contract that involves a sharing of profits, losses, costs or other Liabilities with any Person;

(x)            any Contract that limits or purports to limit the ability of either Company, Purchaser or Purchaser’s Affiliates to (A) freely engage in any business, including restrictions on either Company’s ability to compete in any geographic area, business or market, (B) transact business or deal in any other manner with any Person other than the other party to any such Contract or (C) solicit for or attempt to solicit any Person for employment or engagement as a contractor (excluding, in the case of clause (C), employee non-solicitation provisions in Contracts entered into in the Ordinary Course of Business);

(xi)           any Contract containing exclusivity arrangements, rights of first refusal, rights of first offer or rights of first negotiation, or similar rights, “most favored nation” clauses, “take-or-pay” or “requirements” provisions or obligating the Business or either Company to purchase or make minimum payment or purchase a minimum quantity of goods or services regardless of usage or otherwise obtain any product or service exclusively from, or sell any product or service exclusively to, a single party or group of related parties; in each case, binding on either Company or the Business;

(xii)          any Contract providing for any acquisition or disposition by either Company of any business or of any properties or assets (other than Contracts for the purchase of inventory or supplies entered into in the Ordinary Course of Business) or of any Equity Interests of or to, respectively, another person, directly or indirectly, whether by merger, business combination, consolidation, sale or transfer or otherwise (whether completed or pending) (A) entered into at any time during the last five (5) years or (B) with continuing “earn out” or contingent purchase price obligation or other ongoing obligation of either Company;

(xiii)         any collective bargaining agreement or other Contract with any labor union, works council, labor organization or employee Representative (each a “CBA”);

(xiv)         any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or other Person pursuant to which either Company or the Business has any material outstanding obligation after the date of this Agreement (excluding customary confidentiality obligations) or was entered into in the past five (5) years;

(xv)          any Contract containing any future capital expenditure obligations (other than the purchase of inventory in the Ordinary Course of Business) of either Company in excess of $200,000;

(xvi)         any lease of personal or tangible property providing for annual rents of $100,000 or more;

(xvii)        any Contract between either Company, on the one hand, and Seller or any of its Affiliates (other than the Companies), on the other hand (each such Contract, an “Intercompany Agreement”);

(xviii)       Contracts that are (A) for the employment or engagement of any Business Employee, other than for at-will employment, (B) with any Business Service Provider at annual compensation in excess of $100,000, (C) any severance, termination, retention, gross-up agreement or similar Contract with any Business Employee or Business Service Provider, or (D) any Contract pursuant to which benefits would vest, become exercisable, or amounts would become payable, or the terms of which would otherwise be altered, as a result of, or in connection with, the execution, delivery, or consummation of the Transactions (whether alone or upon the occurrence of any additional or subsequent event);

(xix)          Contracts with staffing agencies or Persons performing similar services providing for temporary workers and/or leased employees to the Business or either Company;

(xx)           Contracts that provide, as the primary purpose of such Contract, for the indemnification by either Company of any Person;

(xxi)          stand-alone durable power of attorney or any other Contract that grants a power of attorney to another Person; and

(xxii)         Contracts with any Governmental Entity.

(b)             (i) Each Material Contract is valid and binding on Seller or on its respective Subsidiary party thereto, enforceable in accordance with its terms by and against Seller or its respective Subsidiary (as applicable) and, to the Knowledge of Seller, each other party thereto, and is in full force and effect; (ii) neither Seller nor any of its Subsidiaries party thereto, is in material violation or default under any Material Contract and neither Seller nor any of its Subsidiaries, as applicable, has received written notice of any asserted material violation or default by either Seller or its respective Subsidiary (as applicable) under any Material Contract; (iii) no other party to a Material Contract is, to the Knowledge of Seller, in material violation or default under any Material Contract; (iv) no party to any Material Contract has given written notice or threatened in writing or, to the Knowledge of Seller, threatened orally or otherwise, to give notice, to either Seller or any of its Subsidiaries party thereto, as applicable, of its intention to terminate, amend or modify in a manner materially adverse to either Company or the Business under any such Material Contract; and (v) neither Seller nor any of its Subsidiaries party thereto, as applicable, has given written notice to any other party to a Material Contract that, either Seller or any of its Subsidiaries party thereto, as applicable, intends to terminate such Material Contract.

(c)             Seller has furnished or otherwise made available to Purchaser true, correct and complete copies of each Material Contract, including all amendments thereto, and, in the case of any oral Material Contracts, a description thereof.

Section 3.16           Sufficiency of the Assets. After giving effect to the Pre-Closing Restructuring, together with (a) the Transition Services Assets, (b) the Shared Contract Split (other than with respect to Specified Shared Contracts), (c) the rights and services to be provided pursuant to this Agreement, and (d) the assets properties and rights set forth in Section 3.16 of the Disclosure Letter, the assets, properties and rights of Companies constitute all of the assets, properties and rights necessary and sufficient to operate the Business immediately following the Closing in substantially the same manner as presently conducted and conducted immediately prior to the Closing, excluding Shared Services and the International Inventory. Except for the Transition Services Assets, either Company has, or after completion of the Pre-Closing Restructuring will have, good title and marketable to, or a valid leasehold interest in, all of the material tangible personal properties and assets used in or held for use in the conduct of the Business as presently conducted, in each case, free and clear of all Liens, except for Permitted Liens.

Section 3.17           Significant Customers and Vendors. Section 3.17 of the Disclosure Letter sets forth a true, correct and complete list of (a) the fifteen (15) largest customers of the Business (collectively, “Material Customers”), by gross revenues generated from sales and services provided to such customers on a consolidated basis during the twelve (12) months ended December 31, 2025 and the nine (9) month period ending September 30, 2026, together with the amount of gross revenues generated during such periods and (b) the twenty (20) largest vendors and suppliers of the Business (collectively, “Material Vendors”) by aggregate cost of products and/or services purchased from such vendors on a consolidated basis during the twelve (12) months ended December 31, 2025 and the nine (9) months period ending September 30, 2026, together with the amount of aggregate cost of products and/or services purchased during such periods. There has not been any notice in writing or threat in writing, or to the Knowledge of Seller, threat made orally or otherwise from any Material Customer or Material Vendor that (i) such customer or vendor has terminated, canceled, not renewed or otherwise materially modified in a manner that is adverse to the Business or either Company (whether related to payment, price or otherwise), or intends to terminate, cancel, not renew or otherwise materially modify in a manner that is adverse to the Business or either Company, any Contract with the Business or either Company, or (ii) such customer or vendor has materially decreased the amount of business done with the Business or either Company or changes in any material adverse manner the terms on which such customer or vendor conducts business with the Business or either Company, or intends to materially decrease the amount of business done with the Business or either Company or change in any material adverse manner the terms on which such customer or vendor conducts business with the Business or either Company. In the preceding twelve (12) months, no Material Customer or Material Vendor has been involved with any Action with the Business or either Company.

Section 3.18           Related Party Transactions; Shared Services. Other than with respect to any of the services to be provided under the Transition Services Agreement and any employment relationship, Section 3.18 of the Disclosure Letter sets forth all Contracts or arrangements (i) between either Company, on the one hand, and (a) Seller or any Affiliate of Seller (other than the Companies) (other than Intercompany Agreements listed on Section 3.15(a) of the Disclosure Letter), (b) any current or former officer or other employee of Seller or any Affiliate of Seller (other than the Companies), (c) current or former independent contractor, consultant, agent or director of Seller or any Affiliate of Seller (other than the Companies) or (d) any member of the immediate family of any person referred to in clauses (b) or (c) on the other hand (each person referred to in clauses (b), (c) and (d), a “Related Party”) or (ii) that constitute Business Assets and to which any Related Party is a party (each such in clause (i) and (ii) Contract or arrangement required to be disclosed pursuant to this Section 3.18, an “Affiliate Contract”). Except as set forth in Section 3.18 of the Disclosure Letter and other than with respect to any of the services to be provided under the Transition Services Agreement, none of Seller, any Affiliate of Seller (other than the Companies) or any Related Party owns, directly or indirectly, or has any financial interest in any assets owned, leased or licensed by the Business or either Company in the conduct of the Business as currently conducted, or is owed amounts from the Business or either Company. Except as set forth in Section 3.18 of the Disclosure Letter, any of the services to be provided under the Transition Services Agreement, the Intercompany Agreements, the Seller Shared Contracts, the Insurance Policies and the Benefit Plans, none of Seller, any Affiliate of Seller (other than the Companies) or any Related Party: (i) provides material services or resources to the Business or either Company or is dependent on services or resources provided by the Business or either Company or (ii) has any interest in any property, asset or right used by either Company or in the operation of the Business, except solely in the case of Seller as an equityholder of each of the Companies.

Section 3.19           Shared Contracts.

(a)             Section 3.19(a) of the Disclosure Letter sets forth all Contracts of Seller or Seller’s Subsidiaries (other than the Companies) with one or more third parties that relate to, or under which the rights of Seller or Seller’s Subsidiaries (other than the Companies) are exercised for the benefit of, either Company or the Business or that the Business derives revenue from (such Contracts, a “Seller Shared Contract”); provided, however, that the Seller Shared Contracts shall exclude any Contracts in respect of services to be provided under the Transition Services Agreement and any such Contracts shall not be required to be listed on Section 3.19(a) of the Disclosure Letter. Each Seller Shared Contract is valid and binding on Seller or the applicable Subsidiary, enforceable in accordance with its terms by and against Seller or the applicable Seller Subsidiary and each other party thereto and is in full force and effect, and neither Seller nor any of its Subsidiaries party thereto is in material violation or default under any Seller Shared Contract.

(b)             Section 3.19(b) of the Disclosure Letter sets forth all Contracts of either Company with one or more third parties that relate to, or under which the rights of either Company are exercised for the benefit of, Seller and/or any of its Subsidiaries (other than the Companies) or from which Seller and/or any of its Subsidiaries (other than the Companies) derives revenue (such Contracts, a “Company Shared Contract” and together with the Seller Shared Contracts, the “Shared Contracts”).

(c)             Except as set forth in Section 3.19(c) of the Disclosure Letter, each Shared Contract permits the establishment and performance of at least one sub-contracting, pass-through, agency, back-to-back or other similar arrangement contemplated by this Agreement that provides Purchaser or the Companies with the rights and benefits of the Purchaser Portion of Shared Contracts, and the establishment and performance of such arrangement will not breach or constitute a default under such Shared Contract or give any counterparty a right to terminate, amend or accelerate such Shared Contract, and no Consent is required in connection therewith other than any Consent that has been obtained and remains in full force and effect.

Section 3.20           International Trade and Anti-Corruption Matters.

(a)             Neither the Seller (in connection with or relating to the Business), the Companies, nor, to the Knowledge of Seller, any of their respective officers, directors, managers, employees, or agents is currently, or has been since April 24, 2019: (i) a Sanctioned Person; (ii) engaged in any dealings or transactions, directly or indirectly, with any Sanctioned Person or in or relating to any Sanctioned Country; or (iii) otherwise in violation of applicable Sanctions Laws, in each case (ii) and (iii) where acting on behalf of or in relation to the Business.

(b)             In the preceding five (5) years, neither the Seller (in connection with or relating to the Business), the Companies, nor, to the Knowledge of Seller, any of their respective officers, directors, managers, employees, or agents, in all cases when acting on behalf of the Business has violated the Ex-Im Laws in any material respect.

(c)             In the preceding five (5) years, neither the Seller (in connection with or relating to the Business) nor any Company, nor any of their respective current or former officers or directors, managers, or employees, to the Knowledge of Seller, agents or Representatives, in all cases when acting on behalf of the Business or either Company has, directly or indirectly: (i) engaged in any fraud or other scheme to deceive any customer or vendor of the Business or either Company or any other Person with whom the Business or either Company do business; (ii) made any bribe, kickback or other unrecorded payment to any Person seeking to influence any action or inaction by such Person, or to obtain favorable treatment in securing business or other special concessions from such Person or the business or Governmental Entity that such Person represents or that employs such Person, or to obtain any illegal consideration from such Person or the business or Governmental Entity that such Person represents or that employs such Person, in each case, each in violation of an applicable Anti-Corruption Law; or (iii) violated, conspired to violate, or aided and abetted the violation of any applicable Anti-Corruption Law. Without limiting the generality of the foregoing, in the preceding five (5) years, neither the Business nor either Company has, directly or indirectly, made or agreed to make any unlawful payment to obtain, or with respect to, sales other than usual and regular compensation to its employees and Representatives with respect to such sales. Neither the Business nor either Company currently employs any foreign official, political party or political party official, or political candidate, or public international organization official in any country, in each case, as these terms are used in connection with the U.S. Foreign Corrupt Practice Act, as amended.

(d)             In the preceding five (5) years (and since April 24, 2019, with respect to Sanctions), neither Seller nor either Company has in connection with or relating to the Business, (i) received from any Governmental Entity any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Entity; or (iii) conducted any internal investigation or audit concerning any actual or potential violation, in each case, related to Sanctions, Ex-Im Laws or Anti-Corruption Laws.

(e)             Since April 24, 2019, the Seller and the Companies have implemented and maintained, and continue to maintain in effect policies and procedures reasonably designed to ensure compliance by the Business and the Companies and their respective officers, directors or employees and agents with applicable Sanctions, Ex-Im Laws, and Anti-Corruption Laws. The Business, the Companies and their respective officers, directors, and employees and to the Knowledge of Seller, their respective agents, are in compliance with applicable Sanctions, Ex-Im Laws, and Anti-Corruption Laws in all material respects and are not engaged in any activity that would reasonably be expected to result in such Person being designated as a Sanctioned Person.

(f)             None of the Transaction Expenses payable by Purchaser are related to any activities, business, or transaction involving or with any Sanctioned Person or any Sanctioned Country, and the payment thereof by Purchaser shall not in any manner result in the violation of any Sanctions Laws.

Section 3.21           CFIUS. The Company does not produce, design, test, manufacture, fabricate, or develop any “critical technologies,” as defined at 31 C.F.R. § 800.215, and is not otherwise engaged in activities that would make it a “TID U.S. business” as defined in 31 C.F.R. § 800.215.

Section 3.22           Insurance. Section 3.22 of the Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all insurance policies (including self-insured programs) maintained by Seller or its Affiliates with respect to the Business or with respect to either Company (collectively, the “Insurance Policies”), including, for each, the type of coverage, carrier, policy limits and term. All such Insurance Policies are in full force and effect, all premiums with respect thereto that are due have been paid, and no pending notice of default, cancellation or termination has been received by Seller, either Company or their respective Subsidiaries with respect to any such policy. Such policies (a) are sufficient for compliance with all requirements of applicable Laws and all Material Contracts; (b) are valid, outstanding and enforceable policies; and (c) will remain in full force and effect through the Closing Date. Section 3.22 of the Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all claims made by the Seller or its Affiliates with respect to the Business or either Company under any such insurance policy or coverage during the past three (3) years. All material acts, occurrences, facts, circumstances or conditions existing prior to the Closing that, to the Knowledge of Seller, would reasonably be expected to give rise to a claim under any of the Insurance Policies with respect to the Business have been notified to the applicable insurer(s) in accordance with the terms and conditions of such Insurance Policies in all material respects. There is no claim pending under any of such Insurance Policies or predecessor policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which there is an outstanding reservation of rights. No event has occurred or, to the Knowledge of Seller, been threatened which would limit or impair the rights of Seller and its Affiliates with respect to the Business or either Company under any of the Insurance Policies.

Section 3.23           Offerings; Warranties and Liability. All Offerings have conformed in all material respects with applicable Law, commitments and obligations under Contract and all applicable express and implied warranties related to such Offerings. There are not, and during the last three (3) years have been no, warranty claims made by customers of the Company that involved amounts in excess of $50,000 individually or, with respect to related warranty claims, $150,000 in the aggregate and, other than warranty claims and Liabilities reserved for in the Financial Statements, neither the Business nor either Company has any outstanding material Liability for replacement or repair of any Offerings or other damages in connection therewith. There is no problem, defect, or nonconformity that impairs or is likely to impair the ability of a customer of the Business or either Company to use any Offering in any material respect. Section 3.23 of the Disclosure Letter sets forth a true, correct and complete list of each recall, withdrawal, field fix, retrofit, post-sale warning or other corrective or remedial action relating to twenty-five percent (25%) or more of the units produced in an Offering during a specified period that has been conducted, commenced or, to the Knowledge of Seller, threatened by any Governmental Entity or other third party in the five (5) years preceding the date of this Agreement (each, a “Product Recall”), including for each such Product Recall, (i) the Offering involved, (ii) the reason therefor, (iii) the status thereof as of the date hereof, (iv) the estimated or actual costs incurred or expected to be incurred in connection therewith, and (v) any claims, Actions or Liabilities arising in connection therewith. No Product Recall is pending or, to the Knowledge of Seller, threatened with respect to any Offering as of the date hereof, other than as set forth in Section 3.23 of the Disclosure Letter.

Section 3.24           Accounts Receivable; Inventory. All of the accounts receivable of the Business: (a) arose from sales actually made or services actually performed in the Ordinary Course of Business; (b) are carried at values determined in accordance with GAAP consistently applied; (c) are not subject to any valid set off or counterclaim; and (d) do not represent obligations for goods sold on consignment, on approval, subject to acceptance, or on a sale or return basis or subject to any other repurchase or return arrangement. Such accounts receivable are reasonably expected to be collectible in the Ordinary Course of Business, net of the applicable reserves. The inventories of the Business are of a quality and quantity salable in the Ordinary Course of Business, subject to reserves for excess, obsolete, slow-moving, damaged, defective, and below-standard inventory that have been determined in accordance with GAAP and Seller’s historical practices consistently applied. Seller has no commitments to purchase inventory for the Business from any vendors, other than in the Ordinary Course of Business.

Section 3.25           Bank Accounts; Cash. Section 3.25 of the Disclosure Letter sets forth a true, correct and complete list of all of the bank accounts, safety deposit boxes and lock boxes of the Companies (designating each authorized signatory with respect thereto and the primary purpose thereof).

Section 3.26           Brokers. No broker, finder or investment banker (other than Evercore) has been engaged by Seller, either Company or their respective Subsidiaries or is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the Transactions based upon arrangements made by or on behalf of Seller, either Company or their respective Subsidiaries, in each case, for which either Company shall be liable upon the consummation of the Transactions.

Section 3.27           No Other Representations or Warranties. Except for the representations and warranties made by Seller in Article II and Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, it is the explicit intent of the parties that none of Seller, either Company, nor any of their respective Affiliates, nor any of their respective directors, officers, employees, shareholders, partners, members or Representatives or any other person has made or makes, and Purchaser is not relying upon, any other express or implied representation or warranty with respect to the Business, Seller, either Company or its respective business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business, Seller or either Company, notwithstanding the delivery or disclosure to Purchaser or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Seller in Article II and Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, none of Seller, either Company nor any other person makes or has made any express or implied representation or warranty to Purchaser or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Business, (b) any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of Seller, either Company or the Business, the negotiation of this Agreement, the Ancillary Documents or the course of the Transactions or (c) information, documents, projections, forecasts or other material made available to Purchaser, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II or Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, and then only as expressly provided in this Agreement, in the Disclosure Letter, in such Ancillary Document or in any certificate delivered pursuant to this Agreement or such Ancillary Document. Seller disclaims any and all other representations and warranties, whether express or implied.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.01           Organization, Standing and Power. Purchaser (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the state of Georgia, (ii) has all requisite organizational or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions (any such material adverse effect, a “Purchaser Material Adverse Effect”), and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.02           Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute and deliver this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and the consummation by Purchaser of the Transactions, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Purchaser, and each Ancillary Document to which Purchaser is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Document to which Purchaser is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforcement thereof may be limited against Purchaser by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.03           No Conflicts; Consents.

(a)             The execution and delivery by Purchaser of this Agreement does not, the execution and delivery by Purchaser of each Ancillary Document to which it is, or is specified to be, a party will not (with or without notice or lapse of time or both), and the performance by Purchaser of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions will not (with or without notice or lapse of time or both), (i) conflict with or violate any provision of the Organizational Documents of Purchaser or any of its Subsidiaries, (ii) assuming that all Consents, approvals and authorizations contemplated by Section 4.03(b) below have been obtained, and all filings described therein have been made, conflict with or violate any Order or Law applicable to Purchaser or any of its Subsidiaries or by which any property or asset of Purchaser or any of its Subsidiaries is bound or (iii) require any Consent or other action by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which Purchaser or any of its Subsidiaries is entitled under or (iv) result (immediately or with notice or lapse of time or both) in the creation of any Lien on any property or asset of Purchaser or any of its subsidiaries under, any Contract to which Purchaser or any of its subsidiaries is a party or by which Purchaser or any of its Subsidiaries, or any property or asset of Purchaser or any of its Subsidiaries, is bound, except in the case of clauses (ii), and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b)             The execution and delivery by Purchaser of this Agreement does not, the execution and delivery of each Ancillary Document to which Purchaser is, or is specified to be, a party will not, and the performance by Purchaser of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for such other Consents that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.04           Brokers. No broker, finder or investment banker (other than Rothschild & Co US Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its directors, managers, officers or employees for which Seller or any of its Subsidiaries (excluding, for the avoidance of doubt, the Companies after Closing) would have any liability.

Section 4.05           Financing. Purchaser has funds sufficient to satisfy all of Purchaser’s obligations under this Agreement, including the obligations under Article I, and to pay any other amounts required to be paid by Purchaser in connection with the consummation of the Transactions, in accordance with this Agreement.

Section 4.06           Solvency. Purchaser is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of Seller contained in Article II and Article III are true and correct in all material respects, that Seller and the Companies comply in all material respects with the covenants contained in this Agreement required to be performed by Seller and the Companies, that the Financial Statements and financial projections made available to Purchaser have been prepared in good faith based on assumptions that continue to be reasonable and that the conditions to Purchaser’s obligations to consummate the Transactions have been satisfied, at the Closing and immediately after the completion of the Closing, on a consolidated basis: (a) the fair value of Purchaser and its Subsidiaries’ assets, on a going concern basis, will be greater than the total amount of their liabilities, including a reasonable estimate of the amount of all contingent liabilities, (b) the present fair saleable value of Purchaser and its Subsidiaries’ assets will, on a going concern basis, be greater than the amount that will be required to pay the probable liability on their debts as they become absolute and matured, (c) Purchaser and its Subsidiaries will be able to pay their debts and obligations in the Ordinary Course of Business as they mature, and (d) Purchaser and its Subsidiaries will not have an unreasonably small amount of capital and liquidity to carry on their businesses and all businesses in which they are about to engage, including the Business.

Section 4.07           Litigation. As of the date of this Agreement, there is no Action pending or threatened in writing against Purchaser before or by any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, nor are there any Orders outstanding against Purchaser or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.08           Investment Representation. Purchaser is acquiring the Securities for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of federal, provincial or state securities Laws. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933 (the “Securities Act”). Purchaser understands that the Securities have not been registered under the Securities Act or any state securities Laws and are being transferred to Purchaser, in part, in reliance on the foregoing representation.

Section 4.09           No Additional Representations; No Reliance. Purchaser acknowledges and agrees that except for the representations and warranties in Article II and Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, it is the explicit intent of the parties that none of Seller, either Company nor any other person makes and expressly disclaims, and Purchaser is not relying upon, any other express or implied representation or warranty with respect to the Business, Seller, either Company or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business, Seller or either Company, notwithstanding the delivery or disclosure to Purchaser or any of its Representatives of any documentation, projections, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made in Article II or Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, none of Seller, either Company or any other person makes or has made any express or implied representation or warranty to Purchaser or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Business or (b) except for the representations and warranties made by Seller or either Company in this Agreement or any certificate or other document delivered in connection with the transactions contemplated by this Agreement, including any Ancillary Document, any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of Seller, either Company or the Business, the negotiation of this Agreement and the Ancillary Documents or the course of the Transactions. None of Seller, either Company nor any other Person will have or be subject to any liability or other obligation to any other Person, its Affiliates, Representatives or any Person resulting from the sale of the Securities to Purchaser, the consummation of the Transactions or Purchaser’s use of, or the use by any of its Affiliates or Representatives, of any such information, including information, documents, projections, forecasts or other material made available to Purchaser, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II or Article III, in any Ancillary Document or in any certificate delivered pursuant to this Agreement or any Ancillary Document, and then only as expressly provided in this Agreement, such Ancillary Document or the R&W Insurance Policy.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01           Operation of the Business of the Companies.

(a)             Except in respect of matters (i) required by applicable Law, (ii) set forth in Section 5.01(a) of the Disclosure Letter, (iii) expressly consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as otherwise expressly contemplated by this Agreement, Seller shall, and shall cause each Company to, use reasonable best efforts to (A) operate the Business in the Ordinary Course of Business, (B) maintain and preserve intact the present Business’ organizations, assets and technology (including relationships with customers, distributors, suppliers, Business Employees and other Persons having business relationships with the Business) and (C) maintain and preserve each Company’s existence in good standing under applicable Law.

(b)             Without limiting the foregoing, except in respect of matters (i) required by applicable Law, (ii) set forth in Section 5.01(b) of the Disclosure Letter, (iii) expressly consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as otherwise expressly contemplated by this Agreement, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause the Companies not to, take any of the following actions with respect to either Company or the Business:

(i)             transfer, dispose, sell, mortgage, pledge, encumber or otherwise subject to a Lien (other than a Lien to be released in connection with the Closing) the Securities;

(ii)            (A) adjust, split, combine, reclassify or recapitalize any Equity Interests of either Company or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, the Equity Interests of either Company or (B) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any Equity Interests of either Company;

(iii)           issue, grant, deliver or sell, or authorize the issuance, grant, delivery or sale of, any notes, bonds, or other debt securities or Equity Interests of either Company;

(iv)           make, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of any Securities of either Company, other than cash dividends or distributions (A) that are paid in full prior to the Reference Time and (B) that do not reduce Closing Cash below the Minimum Cash Amount;

(v)            enter into a new line of business or abandon or discontinue any existing line of business;

(vi)           amend either Company’s Organizational Documents;

(vii)          in the case of either Company, purchase an Equity Interest in any Person;

(viii)         sell, lease, license, sublicense, transfer, abandon, allow to lapse, or otherwise dispose of any tangible and intangible properties or assets of either Company (including any Owned Intellectual Property) or of the Seller or its Affiliates that are primarily used in the Business other than (A) inventory in the Ordinary Course of Business, (B) non-exclusive Intellectual Property licenses granted to customers in the Ordinary Course of Business or (C) properties or assets (excluding inventory and Owned Intellectual Property) sold, leased, licensed, sublicensed, transferred, abandoned, lapsed or disposed of having a value of less than $50,000 individually or $100,000 in the aggregate during the period from the date of this Agreement through the Closing;

(ix)           mortgage, pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any properties or assets of either Company or the Business;

(x)            in the case of either Company, incur any Indebtedness (other than with respect to any borrowings under Seller’s revolving credit facility which the Companies guarantee provided that such guarantee is released in full at Closing) for borrowed money;

(xi)           in the case of either Company, make or forgive any loans or advances to, guarantees for the benefit of, or capital contributions to, or investments in, any Person, except for extensions of trade credit in the Ordinary Course of Business;

(xii)          settle, pay, discharge or satisfy any Action, in each case made or pending against either Company, any of their respective directors, managers, officers or employees in their capacities as such, or the Business, other than the settlement of any pending Action prior to the Closing that (A) is fully covered by insurance or (B) provides for the payment by either Company or the Business of money damages of less than $50,000 individually or $100,000 in the aggregate, and, in the case of each of clauses (A) and (B), (x) does not involve any statement, finding or admission of fault, Liability, wrongdoing, breach of Contract or violation of Law by either Company, any of their respective directors, managers, officers or employees in their capacities as such, or the Business, (y) does not require any recall, field campaign, product withdrawal, retrofit, repair or replacement program or other similar corrective action, and (z) provides for no other relief of any nature;

(xiii)         in the case of either Company or the Business, commence a lawsuit other than: (A) for the routine collection of bills, (B) for software piracy or (C) in such cases where either Company, acting reasonably and in good faith determines that failure to commence a suit would result in a material impairment of a valuable aspect of either Company’s respective businesses; provided, such Company consults with Purchaser before filing any suit described in clause (B) or (C);

(xiv)         except (A) as required by the terms of any Benefit Plan as in effect as of the date of this Agreement, (B) as required by the terms of the Transition Services Agreement, (C) for any Benefit Plan that provides health or welfare benefits, modifications made in connection with annual renewals required in preparation for open enrollment that are in the Ordinary Course of Business, or (D) modifications or changes to any Benefit Plan of Seller or an Affiliate thereof (other than the Companies) that apply uniformly to all similarly situated employees covered by such Benefit Plan and not just Business Employees, (1) promise, announce or grant any increase in the compensation or benefits payable to any Business Employee, Former Business Employee, Business Service Provider, Former Business Service Provider, or member, director, manager or officer of either Company, (2) promise, grant or increase any severance, change of control, transaction, retention, bonus, or termination payment or similar compensation or similar benefits payable to any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider, (3) accelerate the time of payment, funding or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Benefit Plan with respect to any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider, (4) establish, enter into, adopt, amend, modify, terminate or commence participation in any Benefit Plan with respect to the Business Employees, Former Business Employees, Business Service Providers or Former Business Service Providers (or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Benefit Plan if in effect on the date hereof), (5) forgive any loans to any Business Employee, Former Business Employee, Business Service Provider, Former Business Service Provider, or member, director, manager or officer of either Company, or (6) waive or release any noncompetition, non-solicitation, nondisclosure or other restrictive covenant obligation of any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider;

(xv)          in the case of either Company or the Business, (A) enter into any Collective Bargaining Agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining Representative for any Business Employee;

(xvi)         implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, or other such actions that would reasonably be expected to implicate the WARN Act or any analogous state or local Law with respect to either Company or the Business Employees;

(xvii)        in the case of either Company or the Business, hire (other than the hiring of open positions as of the date hereof listed in Section 5.01(b)(xvii) of the Disclosure Letter or to replace employees or independent contractors who have resigned or been terminated for cause), terminate (without cause), furlough, or temporarily lay off any employee or independent contractor (A) who is a Named Employee or (B) whose compensation would exceed $75,000 on an annualized basis;

(xviii)       transfer the employment, or reassign the duties and responsibilities of, any individual (A) employed by Seller or its Subsidiaries as of the date hereof (who is not employed by either Company) such that such individual who was not previously a Business Employee becomes a Business Employee or (B) who is a Business Employee such that such individual is no longer a Business Employee;

(xix)          in the case of either Company or the Business, (A) make, revoke or change any tax election, (B) change any tax accounting practice or principle or any method of accounting for tax purposes, (C) file any amended Tax Return, (D) enter into any “closing agreement” as described under Section 7121 of the Code (or any similar provision of Law) or other Contract with a Taxing Authority, (E) settle, adjust or compromise any Tax Proceeding, (F) request, grant or consent to any extension or waiver of the limitation period applicable to any Tax or Tax Return (other than any extension of time to file Tax Returns obtained in the Ordinary Course of Business consistent with past practice), (G) fail to pay any material Tax that becomes due and payable (including any estimated Tax), or (H) take any action that results in any Liability for Taxes other than in the Ordinary Course of Business;

(xx)           change either Company’s methods or principles of accounting, except as required by (A) GAAP, (B) either Company’s independent accountants or (C) the Financial Accounting Standards Board or any similar organization;

(xxi)          make or authorize any capital expenditures, capital additions, capital improvements or commitments by either Company with respect to the Business that exceed $250,000 in the aggregate, except for capital expenditures, capital additions, capital improvements or commitments that are reflected in either Company’s current capital expenditures budget set forth in Section 5.01(b)(xxi) of the Disclosure Letter;

(xxii)         except as to Subsidiaries of Seller (excluding the Companies) not engaged in the Business or holding Business Assets, adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xxiii)        cancel or fail to maintain any Insurance Policies required to be described in Section 3.22 of this Agreement without having obtained a reasonably comparable replacement policy or materially reduce the amount of any insurance coverage provided by such Insurance Policies;

(xxiv)       in the case of either Company or the Business, form, or enter into any Contract to form, a subsidiary, joint venture or partnership;

(xxv)        (A) amend, modify, waive any material right under, renew, cancel or terminate any Material Contract (or any Contract entered into after the date hereof that would have been a Material Contract if entered into prior to the date of this Agreement), other than automatic renewals or expirations of Contracts in accordance with their terms, or (B) other than in the Ordinary Course of Business, enter into a Contract that would have been a Material Contract if entered into prior to the date of this Agreement;

(xxvi)       in the case of either Company or the Business, (A) merge, consolidate or combine with any person; or (B) acquire or agree to acquire by merging or consolidating with, purchasing any Equity Interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(xxvii)      cancel or forgive any material Liabilities owed to either Company or the Business, other than Liabilities for borrowed money of a Company owed to the other Company;

(xxviii)     purchase, lease, license or otherwise acquire any right, property or asset for an amount in excess of $50,000 individually or $200,000 in the aggregate, except for purchases of inventory or supplies in the Ordinary Course of Business;

(xxix)        change in any material respect the policies or practices regarding accounts receivable or accounts payable, except as required by GAAP;

(xxx)         enter into any Affiliate Contract; or

(xxxi)        authorize, commit or agree to take any of the actions described in this Section 5.01.

If Seller or any of its Subsidiaries desires to take an action that would be prohibited without the written consent of Purchaser pursuant to the foregoing clauses (i) - (xxxi), prior to taking such action, Seller shall request such written consent by sending an electronic mail to Purchaser. Purchaser will use commercially reasonable efforts to promptly, and in any event within seven (7) days, either deliver to Seller written request for information, consent or a denial notification via electronic mail after Purchaser receives a written request by Seller pursuant to this Section 5.01.

(c)             Nothing contained in this Agreement shall prohibit either Company from repaying Indebtedness prior to the Closing. Notwithstanding anything in this Agreement to the contrary, Seller shall, and shall cause the Companies to, hold an amount in Cash equal to $300,000 (the “Minimum Cash Amount”) at the Closing.

(d)             Nothing contained in this Agreement or any Ancillary Document shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Business or either Company prior to the Closing. Prior to the Closing, the Companies shall exercise, subject to the terms and conditions of this Agreement and the Ancillary Documents, complete unilateral control and supervision over their business operations, subject to the terms of this Agreement.

Article VI
ADDITIONAL AGREEMENTS

Section 6.01           Access to Information.

(a)             Subject to applicable Law and any applicable Order, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Section 9.01, upon reasonable notice, Seller and the Companies shall, and shall cause their respective Subsidiaries to: afford to Purchaser and its Representatives reasonable access during normal business hours to the officers, senior management, employees, agents, offices, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any Ancillary Document or any proposals from other parties relating to any competing or alternative transactions) of the Companies and the Business and, furnish promptly to Purchaser and its Representatives such other information Purchaser may reasonably request concerning the Companies, the Business and their respective assets, liabilities and personnel; provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the personnel, business or operations of Seller or any of its Subsidiaries and so as to comply with the reasonable security, data privacy and data protection, and insurance requirements of Seller and any of its Subsidiaries; provided, however, that neither Seller nor any of its Subsidiaries shall be obligated to provide such access or information if Seller determines, in its reasonable judgment, that doing so would reasonably be expected to (i) result in the disclosure of trade secrets or competitively sensitive information to third parties, (ii) violate applicable Law or an applicable Order or a Contract or obligation of confidentiality owing to a third party, (iii) cause the loss of protection of an attorney-client privilege, attorney work product protection or other legal privilege or (iv) can reasonably be expected to expose such Person to risk of liability for disclosure of sensitive or personal information; provided that, in the case of clause (i), (ii) or (iii), the parties shall reasonably cooperate in seeking an alternative means whereby Purchaser is provided access to such information in a manner that does not jeopardize such privilege, protection or confidentiality obligation or limits such exposure, including entering into joint defense agreements. All requests for information made pursuant to this Section 6.01 shall be directed to the person designated by Seller.

(b)             Subject to applicable Law and any applicable Order, it is further agreed that, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither Purchaser nor any of its Subsidiaries, agents or Representatives shall contact any of the employees (other than those set forth in Section 6.01 of the Disclosure Letter), customers, suppliers or partners of Seller or its Affiliates (including the Companies) in connection with the Transactions, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior written authorization (e-mail being sufficient) of such Representatives of Seller set forth in Section 6.01 of the Disclosure Letter (it being understood and agreed that the foregoing shall not prohibit any contact with any employees, customers, suppliers or partners of Seller or its Affiliates (including the Companies) in the Ordinary Course of Business and unrelated to the Transactions by Purchaser, its Subsidiaries, agents or Representatives).

(c)             Until the Closing, all information provided will be subject to the terms of the letter agreement dated as of April 23, 2026, by and between Purchaser and Seller (the “Confidentiality Agreement”). On the Closing Date, the Confidentiality Agreement shall terminate automatically and be of no further force or effect. From and after the date hereof (including from and after the Closing), Seller shall not, and shall cause its Affiliates and Representatives not to use any Confidential Information for any purpose (other than, with respect to the period prior to the Closing, the operation of the Business) or to disclose to any Person any Confidential Information, except (i) to the extent required by applicable Law or Order (provided, that in any such case, Seller shall promptly notify Purchaser of the requirement so that Purchaser, at its expense, may take appropriate measures to preserve the confidentiality of such information or waive compliance with this Section 6.01(c), and, if in the absence of such protective measures or the receipt of a waiver hereunder, Seller is, on the advice of counsel, required to disclose Confidential Information, Seller may disclose such Confidential Information, provided that Seller will use commercially reasonable efforts to ensure that confidential treatment is provided to any such Confidential Information so disclosed), (ii) that Seller may disclose such terms to its Representatives to the extent necessary in connection with the ordinary conduct of their respective business preparation of any Tax Returns of Seller or any Tax Proceeding of Seller (so long as such persons agree to or are bound by contract to keep the terms of this Agreement confidential), (iii) to the extent reasonably required to perform Seller’s obligations or exercise its rights under this Agreement or any Ancillary Document (including the Transition Services Agreement and the license granted in Section 6.15(b)), or (iv) to the extent reasonably required for purposes of Seller’s financial reporting, Tax, insurance, legal or regulatory obligations (including disclosures required under applicable securities Laws or stock exchange rules, subject to Section 6.03); provided that, in connection with any disclosure pursuant to clause (iv), Seller shall use commercially reasonable efforts to cooperate with Purchaser to minimize the scope of such disclosure and shall not, and shall cause its Affiliates and Representatives not to, take any action that would result in a waiver of any applicable attorney-client privilege, work product protection or other legal privilege or protection. “Confidential Information” means all information and data owned or used by or to the extent related to either Company, the Business and this Agreement or the Ancillary Documents (including, but not limited to, the Business Assets, Intellectual Property, Company Data, customer and supplier lists, pricing information, marketing plans, market studies, client development plans, business acquisition plans and all other information or data), or the transactions contemplated hereby, except for data or information that (i) is or becomes generally available to the public other than as a result of a breach of this Section 6.01, (ii) is lawfully received or obtained after the Closing on a non-confidential basis from a third person who was not prohibited by Law or Contract from disclosing it, (iii) is independently developed by Seller or its Affiliates after the Closing without use of Confidential Information, or (iv) relates to the Retained Business, the Excluded Assets or the Excluded Liabilities, but solely to the extent related thereto.

Section 6.02           Reasonable Best Efforts.

(a)             Subject to the terms and conditions of this Agreement, Seller, the Companies and Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions as soon as reasonably possible (but in any event prior to the Outside Date), including (i) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, Consents, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) using reasonable best efforts to cause the conditions precedent set forth in Article VII to be satisfied. Reasonably promptly following the execution of this Agreement, Seller will give applicable notices to third parties and thereafter will use reasonable best efforts to obtain any third-party Consents required in connection with the consummation of the Transactions; provided, however, that nothing in this Agreement shall require Seller, the Companies or Purchaser to expend any funds or incur any liability (other than reasonable legal costs), commence any Action or offer or grant any accommodation (financial or otherwise), including any revisions to the applicable Material Contracts, to any third party in connection with obtaining any third-party Consent.

(b)             Prior to or at the Closing and to the extent not obtained prior to the Closing (subject to Section 7.02(g)(ii) with respect to the Specified Shared Contracts), until the date that is eighteen (18) months after the Closing Date, Seller will use commercially reasonable efforts (with Purchaser’s good faith cooperation) to give all notices to, and obtain all Consents from, each Person that is the counterparty to each Shared Contract set forth on Section 6.02(b) of the Disclosure Letter, required to cause the applicable Shared Contract to be apportioned (including by seeking the Consent of such counterparty to enter into a new contract or amendment, splitting or assigning in relevant part such Shared Contract) between (x) the Companies and (y) Seller and its Affiliates, pursuant to which Seller and/or its Affiliates will assume all of the rights and obligations under such Shared Contract that relate to the Retained Business, on the one hand, and the Companies will assume all of the rights and obligations under such Shared Contract that relate to the Business, on the other hand (each such new Contract or amendment entered into, a “Replacement Contract”, and the entrance into any Replacement Contract, the “Shared Contract Split”); provided, however, that neither Seller nor Purchaser, nor any of their respective Affiliates, shall be required to expend any funds or incur any liability (other than reasonable legal costs), commence any Action or offer or grant any accommodation (financial or otherwise) to any third party in connection therewith. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to effect a Shared Contract Split at the Closing if such Shared Contract Split, without the Consent of a third party thereto, would constitute a breach of any Contract or a violation of Law or Order. With respect to any Shared Contract for which a Shared Contract Split has not been entered into at the Closing, at the election of Purchaser, until the earlier of the expiration of the current term (without giving effect to any renewal or extension) or termination of such Shared Contract in accordance with its terms as in effect on the Closing Date, Seller and Purchaser shall reasonably cooperate and use commercially reasonable efforts to establish an agency type or similar arrangement, to the extent not prohibited by applicable Law, intended to both provide to (i) Purchaser or the Companies the rights and benefits, and be subject to the related restrictions, obligations and liabilities, under such Shared Contract to the extent related to the Business (the “Purchaser Portion of Shared Contracts”) and (ii) Seller or a Subsidiary of Seller the rights and benefits, and be subject to the related restrictions, obligations and liabilities, under such Shared Contract to the extent not related to the Business (the “Seller Portion of Shared Contracts”), in each case by any sub-contracting, pass-through, agency, back-to-back or other similar arrangements, and in each case of clauses (i) and (ii), Purchaser and Seller, respectively, shall, or shall cause their respective Subsidiaries, as applicable, to, timely pay, perform and discharge all obligations and liabilities in respect of the Purchaser Portion of Shared Contracts and the Seller Portion of Shared Contracts, respectively. Upon receipt of all applicable Consents, the Parties shall effectuate the Shared Contract Split in accordance with this Agreement. From and after the Closing, (i) Purchaser shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the portion of any Shared Contract to be apportioned to the Companies and (ii) Seller shall indemnify and hold harmless Purchaser and its Affiliates (including the Companies) for all Losses arising from or relating to the portion of any Shared Contract to be apportioned to Seller and its Affiliates, in each case, to the extent arising after the Closing and except to the extent such Losses result from the breach of this Agreement by, or the gross negligence or willful misconduct of, the Person seeking indemnification.

(c)             Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate, before and after the Closing, in effecting any transfer or reissuance of, or reapplication for, any Operating Permit or Environmental Permit required in connection with the Transactions for the continued operation of the Business, including by timely providing reasonably requested information, executing necessary documents and making required filings with the applicable Governmental Entities.

Section 6.03           Public Announcements. The parties will, and will cause each of their respective Affiliates and Representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their respective Affiliates and Representatives not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other parties; provided, however, that a party may, without the prior consent of the other parties, issue or cause the publication of any such press release, public announcement or disclosure to the extent that such party reasonably determines such action to be required by Law or the rules or other requirements of any relevant stock exchange or automated quotation system, in which event such party will use its reasonable best efforts to allow the other parties reasonable time to comment on (or block or otherwise seek a protective order or other appropriate remedy regarding) such press release, public announcement or disclosure in advance of its issuance and such press release, public announcement or disclosure will only contain such information that the disclosing party is required by Law or the rules or other requirements of any relevant stock exchange or automated quotation system to disclose (it being understood and agreed that, except as permitted in clause (c) or clause (d) below, no party shall disclose the Purchase Price or any other non-public financial terms of the Transactions unless such disclosure is required by applicable Law or applicable SEC, securities regulator or stock exchange requirements or has otherwise been approved in writing by the other party). Notwithstanding the foregoing, (a) the parties may make disclosures to their respective Representatives as necessary to assist such party in exercising its rights or satisfying and performing its covenants and obligations under this Agreement; provided that the provisions of this Section 6.03 shall apply to such Representatives and the party disclosing such information thereto shall notify them of the provisions of this Section 6.03 and shall be responsible for any breach of the provisions hereof by them, (b) subject to Section 6.07(d), Purchaser, Seller or the Companies may make announcements to their respective employees, and to the extent reasonably necessary to effect the transactions contemplated by this Agreement, customers and other business relations, provided, that such announcements shall be made in accordance with communication plans mutually agreed by Purchaser and Seller in advance of signing or Closing or, if not covered by such communications plans, Seller or its Affiliates or Purchaser or its Affiliates, as applicable, provides the other party with a reasonable opportunity for review of such communication and incorporates reasonable comments from the other party prior to issuing such communication, (c)(i) each of Purchaser and Seller (or their respective Affiliates) shall be permitted to issue a press release and, in the case of Seller, file a current report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) regarding the entry into this Agreement and the Transactions, including the material terms hereof and certain financial information about the Companies, provided, that Purchaser and Seller shall mutually agree on the content and timing of any such press release and the transaction-related disclosure in such Form 8-K prior to issuance or filing, and (ii) each of Purchaser and Seller (or their respective Affiliates) shall be permitted to issue a press release and, in the case of Seller, file a current report on Form 8-K with the SEC announcing the Closing, including the material terms thereof and certain financial information of the Companies, provided, that Purchaser and Seller shall mutually agree on the content and timing of any such press release and the transaction-related disclosure in such Form 8-K prior to issuance or filing, subject to the required disclosure exception set forth in the first sentence of this Section 6.03, and (d) the parties may make any other press release or other public announcement concerning this Agreement and the Transactions to the extent that such release or announcement contains solely information previously publicly disclosed in accordance with clause (c) or clause (d) of this Section 6.03; provided, however, that, notwithstanding anything to the contrary, Seller shall be permitted to disclose the financial impact of the Transactions on Seller’s retained operations in its periodic reports filed with the SEC and in its general investor presentations that are not prepared primarily for the purpose of discussing the Transactions, by providing adjusted and pro forma financial metrics for Seller that (i) exclude the historical financial results of the Companies from Seller’s consolidated results or (ii) reflect the anticipated impact of the Transactions on Seller’s future financial results.

Section 6.04           Pre-Closing Restructuring; Organizational Matters.

(a)             As promptly as reasonably practicable following the date hereof, and in any event prior to the Closing Date, on the terms and subject to the conditions set forth in this Agreement, Seller shall, and shall cause its Subsidiaries to, effect, or cause to be effected, at Seller’s sole cost and expense (including any Taxes incurred in connection with the consummation of the Pre-Closing Restructuring), the Pre-Closing Restructuring. Seller shall, and shall cause its Subsidiaries to, implement the Pre-Closing Restructuring in compliance with all applicable Laws and Orders and in a manner that does not impose any Liability on any Company, other than the assumption of the Assumed Liabilities. All documentation necessary to effect the Pre-Closing Restructuring (the “Pre-Closing Restructuring Documentation”) shall be in form and substance reasonably acceptable to Purchaser.

(b)             Notwithstanding anything to the contrary in this Agreement, prior to the assignment or transfer to any Company of any right, title or interest in, to or under any Business Asset or the assumption by any Company of any Assumed Liability, in each case, that was not identified with specificity on Section 10.01(c) of the Disclosure Letter, (i) Seller shall provide Purchaser with a reasonably detailed description of such Business Asset or Assumed Liability, as the case may be, together with such other information relating thereto as Purchaser may reasonably request; and (ii) following receipt of such description and information, to the extent so requested by Purchaser (A) such Business Asset shall be deemed an Excluded Asset for all purposes of this Agreement (including the definition of Excluded Liabilities) and neither such Business Asset nor any related Assumed Liability shall be assigned or transferred to, or assumed by, any Company, and (B) such Assumed Liability shall be deemed an Excluded Liability for all purposes of this Agreement and shall not be assumed by any Company.

(c)             At or prior to Closing, Seller shall, or shall cause its Affiliates to, amend the Organizational Documents of the Companies to provide that all shares of capital stock of each Company shall be uncertificated, and shall deliver to Purchaser, at or prior to the Closing, true, correct and complete copies of the bylaws, charter (or equivalent governing document) and stock ledger (or equivalent equity register) of each Company, in each case as in effect as of the Closing Date.

Section 6.05           Title Insurance.

(a)             Seller shall, and shall cause the Companies to, use commercially reasonable efforts to cooperate with Purchaser and a nationally recognized title company selected by Purchaser (the “Title Company”) in connection with Purchaser’s efforts to obtain, at Purchaser’s sole cost and expense, title insurance policies in connection with the Owned Real Property on behalf of Purchaser or the Companies, including providing customary title affidavits (with standard and customary indemnities) and other similar instruments as are reasonably required by the Title Company including an affidavit in the form attached hereto as Schedule I (a) to issue those policy endorsements reasonably requested by Purchaser and (b) for the deletion of any standard or printed exceptions in any title insurance policies.

(b)             Seller shall, and shall cause the Companies to, use commercially reasonable efforts to provide Purchaser and any surveyor retained by Purchaser with reasonable access to the Owned Real Property, upon reasonable advance notice and during normal business hours, for the purposes of obtaining, at Purchaser’s sole cost and expense, an insurable American Land Title Association / National Society of Professional Surveyors survey. Such access shall be conducted in a manner that does not unreasonably interfere with the business or operations of Seller or the Companies. In connection with the activities contemplated pursuant to this Section 6.05(b), Purchaser shall not be permitted to perform any testing and/or sampling on the Owned Real Property, including without limitation, invasive environmental testing and/or sampling, nor shall Purchaser conduct any activities on the Owned Real Property that will result or is likely to result in the physical alteration of the Owned Real Property. Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective members, managers, agents, officers, employees and representatives, from any property damage or personal injury actually suffered or sustained by any of the foregoing as a result of Purchaser or any of its Representatives accessing the Owned Real Property in accordance with this Section 6.05(b).

(c)             All costs and expenses of any title insurance policies obtained pursuant to this Section 6.05 (including all premiums and the cost of any extended coverage, endorsements, title searches and examinations) and of any surveys obtained by or on behalf of Purchaser shall be borne solely by Purchaser.

Section 6.06           International Inventory. All inventory of the Business held by Seller or its Affiliates outside of the United States (the “International Inventory”) will be retained by Seller or its Affiliates (other than the Companies) following the Closing. Seller and its Affiliates (other than the Companies) shall be permitted to sell such International Inventory for the six-month period immediately following the Closing Date. Such period may be extended by the mutual agreement of Seller and Purchaser (such agreement not to be unreasonably conditioned, withheld or delayed) (such period, as may be extended, the “International Inventory Winddown Period”). Following the expiration of the International Inventory Winddown Period, Seller shall not be permitted to sell any remaining International Inventory, except for scrap. Notwithstanding anything to the contrary herein, Seller shall, and shall cause its Affiliates to, sell all International Inventory only in the geographic market in which the relevant International Inventory is located as of the date of this Agreement, and in no event shall Seller or any of its Affiliates import any International Inventory to any other geographic market or sell any International Inventory in the United States or Canada. During the International Inventory Winddown Period, Seller shall, and shall cause its Affiliates to, sell International Inventory in the Ordinary Course of Business; provided that nothing herein shall prohibit Seller from offering any discounts or other sales concessions outside the Ordinary Course of Business. All such sales and related marketing and use of the Business’s brands shall not imply any continuing affiliation with, or impose any obligation on, Purchaser or the Companies.

Section 6.07           Employee Matters.

(a)             During the one (1)-year period following the Closing Date (or if shorter, the period of employment of the relevant Transferred Employee), Purchaser shall provide, or cause one of its Affiliates (including, after the Closing, either Company) to provide, (i) to each Transferred Employee, base salary or wage rates and cash target bonus opportunities, that are substantially comparable in the aggregate to the base salary or wage rates and cash target bonus opportunities provided to such Transferred Employee immediately prior to the Closing Date and (ii) to the Transferred Employees, employee benefits (excluding equity or equity-based arrangements, deferred compensation arrangements, transaction or retention bonuses, retiree health and welfare benefits or defined benefit pension plans) that are substantially comparable in the aggregate to those employee benefits provided to Transferred Employees immediately prior to the Closing; provided that, for purposes of clauses (i) and (ii), any compensation or benefits provided under a Benefit Plan shall be taken into account only to the extent set forth in the documents that Seller has provided to Purchaser in accordance with Section 3.11(b); provided, further, that severance benefits shall be substantially comparable in the aggregate to those provided to similarly situated employees of Purchaser. For the avoidance of doubt, (x) the participation of any Transferred Employee in any Seller Benefit Plan pursuant to the Transition Services Agreement shall be deemed to satisfy Purchaser’s obligations under clause (ii) of this Section 6.07(a) with respect to the employee benefits provided under such Seller Benefit Plan for the period of such participation, and (y) Purchaser shall not be deemed to be in breach of this Section 6.07(a) as a result of any amendment, modification or termination of any Seller Benefit Plan, or any failure to provide benefits under any Seller Benefit Plan, by Seller or any of its Affiliates.

(b)             With respect to any and all employee benefit plans, programs or policies maintained by Purchaser or any of its respective Subsidiaries (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate and, solely for purposes of vacation accrual, level of benefits (and in any event not for benefit accrual under any defined benefit plan or retiree welfare benefit plan, vesting under any equity compensation plan, eligibility for early retirement subsidies under any defined benefit plan, retiree medical or retiree life insurance benefits, or benefits under any plan that is frozen to new participants or provides grandfathered benefits, or under which similarly situated employees of Purchaser and its Affiliates do not receive credit for prior service), each Transferred Employee’s service with Seller or any of its Subsidiaries (as well as service with any predecessor employer of Seller or any of its Subsidiaries) shall be treated as service with Purchaser or its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)             Purchaser will (from and after the Closing) use commercially reasonable efforts to cause each benefit plan of Purchaser and its Affiliates for Transferred Employees in which they are eligible to participate and that is a health or welfare benefit plan (the “Purchaser Health and Welfare Benefit Plans”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to the Transferred Employees, in each case to the extent such limitations, exclusions or conditions were satisfied or waived under a corresponding Benefit Plan immediately prior to the Closing, (ii) (x) honor any payments, charges and expenses of such Transferred Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Benefit Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Purchaser Health and Welfare Benefit Plan during the same plan year in which such payments, charges and expenses were made, or (y) provide such Transferred Employee with a cash payment in an amount determined by Purchaser in good faith to compensate such Transferred Employee in lieu of the recognition described in clause (x), and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Transferred Employee following the Closing Date, in each case to the extent such limitation or requirement was satisfied or waived under a corresponding Benefit Plan immediately prior to the Closing Date; provided that each of the foregoing will apply to each Transferred Employee only during the plan year in which the Closing Date occurs and is subject to the terms of the applicable Purchaser Health and Welfare Benefit Plans and any necessary consent from benefit plan providers.

(d)             Prior to the Closing, Seller shall not, and shall cause its Affiliates (including the Companies) not to, communicate with any Business Employee or Business Service Provider regarding details of, or make any promise or commitment regarding, any post-Closing employment arrangements (including post-Closing employee benefit plans and compensation) unless such communication is made (i) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), and/or (ii) in a manner consistent with, and not more expansive than, any communication plan agreed to between Purchaser and Seller.

(e)             Prior to the Closing, Seller shall, at its sole cost and expense, transfer the employment of each individual listed on Section 6.07(e) of the Disclosure Letter to one of the Companies, in accordance with applicable Law. Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses resulting from such transfers, including any severance, termination, change of control, retention, bonus or other compensation or benefit payments or costs triggered by, or arising in connection with, such transfers. The indemnification obligations of Seller under this Section 6.07(e) shall survive the Closing until the date that is eighteen (18) months following the Closing Date and shall not be subject to any other survival period, basket, cap or other limitation set forth in Article VIII.

(f)              Notwithstanding the provisions of Section 6.07(e), unless otherwise required by applicable Law, any Business Employee or former employee of the Companies who, as of the Closing Date, is receiving, or has applied for and not been denied, benefits under any short-term or long-term disability plan or program (each, an “Inactive Business Employee”) shall, as of the Closing Date and as applicable, be transferred by the applicable Company to Seller or one of its Affiliates (other than the Companies) prior to the Closing Date. For any Inactive Business Employee on short-term disability as of the Closing, Seller shall continue to provide such short-term disability benefits to such Inactive Business Employee following the Closing pursuant to and in accordance with Seller’s short-term disability plan (the period during which such Inactive Business Employee is eligible to receive such benefits, such Inactive Business Employee’s “STD Period”) and Purchaser shall reimburse Seller (or its applicable Affiliate) for such short-term disability payments made to such Inactive Business Employee for the remainder of such Inactive Business Employee’s STD Period following the Closing. If the applicable Inactive Business Employee presents themselves to Seller as ready and able to commence active employment prior to the end of such Inactive Business Employee’s STD Period (but in no event later than six (6) months following the Closing Date, or such longer period as may be required by applicable Law), Seller shall promptly notify Purchaser and Purchaser shall promptly, or shall cause one of its Affiliates (including either Company) to promptly, offer employment to such Inactive Business Employee on terms that are substantially comparable to those provided to similarly situated employees of Purchaser or the applicable Affiliate (including either Company). Such Inactive Business Employee shall be treated as a Transferred Employee only upon his or her commencement of active service with Purchaser or its Affiliates (including either Company). If an Inactive Business Employee fails to present themselves as ready and able to commence active employment following the end of such Inactive Business Employee’s STD Period in accordance with Seller’s short-term disability policies, then Seller shall be permitted to terminate such Inactive Business Employee and Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses arising out of, relating to or in connection with the termination of employment and disability coverage (subject solely to Purchaser’s obligation to reimburse short-term disability payments pursuant to this Section 6.07(f)) of such Inactive Business Employee. For any Inactive Business Employee who, as of the Closing Date, is receiving, or has applied for and not been denied, benefits under any long-term disability plan, (i) Seller shall be solely responsible for providing continued long-term disability coverage for such Inactive Business Employee in accordance with Seller’s long-term disability plan and (ii) Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses arising out of, relating to or in connection with the termination of employment and disability coverage of such Inactive Business Employee. The indemnification obligations of Seller under this Section 6.07(f)  shall survive the Closing indefinitely and shall not be subject to any survival period, basket, cap or other limitation set forth in Article VIII.

(g)             No provision of this Agreement or any Ancillary Document shall create any right in any employee to continued employment by Seller, Purchaser or any of their Affiliates (including the Companies), or preclude the ability of Seller, Purchaser or any of their Affiliates (including the Companies) to terminate the employment of, or to reassign, demote, promote or change the title, duties, work location, compensation or other terms and conditions of employment of, any employee for any reason. This Section 6.07 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.07, express or implied, (i) is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.07, (ii) is intended to be, shall constitute or be construed as an amendment to, termination of, or modification of any benefit or compensation plan, program, agreement, arrangement or policy of Seller, Purchaser or any of their Affiliates (including the Companies), or (iii) shall limit or prohibit the ability of Purchaser or any of its Affiliates from establishing, amending, modifying or terminating any benefit or compensation plan, program, policy, agreement, or arrangement at any time established, sponsored, maintained, or assumed by any of them. No Transferred Employee (including any beneficiary or dependent thereof) or any other employee or service provider shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 6.07, and this Section 6.07 shall not create such rights in any such person.

(h)             Seller and its Affiliates (other than the Companies) shall retain and bear all Liabilities and obligations relating to the employment or engagement (or termination of employment or engagement) of any Excluded Service Provider, whether arising before, on or after the Closing Date, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against any and all Losses arising out of, relating to or in connection with such employment, engagement or service relationship. The indemnification obligations of Seller under this Section 6.07(h) shall survive the Closing indefinitely and shall not be subject to any survival period, basket, cap or other limitation set forth in Article VIII.

(i)              Except to the extent provided in the Transition Services Agreement or Section 6.07(g) or as required by applicable Law, effective no later than 12:01 a.m. Eastern Time on the Closing Date, each Business Employee (other than any Inactive Business Employee) shall cease to participate in, or accrue additional benefits under, any Seller Benefit Plan (other than as a former employee of Seller and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan).

(j)              Prior to the Closing, upon Purchaser’s written request, Seller shall, and shall cause its Affiliates (including the Companies) to, use commercially reasonable efforts to cooperate with and assist Purchaser in establishing and implementing one or more retention programs for such Business Employees and Business Service Providers as Purchaser may designate, in such amounts and on such terms as Purchaser may determine in its sole discretion, with any payments thereunder to be payable only following, and subject to the occurrence of, the Closing (any such program, a “Purchaser Retention Program”). Purchaser shall bear all costs of any Purchaser Retention Program (including the employer’s share of any payroll or similar Taxes) and no amounts payable thereunder shall constitute Change of Control Payments or Indebtedness.

(k)             Prior to the Closing, Seller shall, at its sole cost and expense, take all actions necessary so that each outstanding award with respect to Equity Interests of Seller held by any Business Employee (each, a “Seller Equity Award”) is settled, forfeited or otherwise resolved such that no Seller Equity Award remains outstanding, and neither Purchaser nor any of its Affiliates (including the Companies) has any obligation with respect thereto, following the Closing. Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses arising out of, relating to or in connection with any Seller Equity Award, including any settlement, payment, cancellation or forfeiture thereof and the employer’s share of any payroll or similar Taxes and any Tax withholding, remittance or reporting obligations with respect thereto. The indemnification obligations of Seller under this Section 6.07(k) shall survive the Closing indefinitely and shall not be subject to any survival period, basket, cap or other limitation set forth in Article VIII.

(l)              Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to continue to employ or engage each individual listed in Section 6.07(l) of the Disclosure Letter (each, an “International Business Service Provider”) following the Closing and make the services of each International Business Service Provider available to the Business pursuant to the Transition Services Agreement. At any time prior to the expiration of the applicable services under the Transition Services Agreement, Purchaser may, but shall not be obligated to, cause one of its Affiliates to offer employment or engagement to any International Business Service Provider, on terms determined by Purchaser in compliance with applicable Law, and Seller shall, and shall cause its applicable Affiliates to, reasonably cooperate to effect the transfer of any International Business Service Provider who accepts such offer. Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses arising out of, relating to or in connection with the employment or engagement (or termination of employment or engagement) of each International Business Service Provider, in each case, to the extent arising out of facts or circumstances occurring prior to the date on which such International Business Service Provider commences employment or engagement with Purchaser or any of its Affiliates or, if such individual does not commence employment or engagement with Purchaser or any of its Affiliates, at any time. The indemnification obligations of Seller under this Section 6.07(l) shall survive the Closing indefinitely and shall not be subject to any survival period, basket, cap or other limitation set forth in Article VIII.

(m)             Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing, the Companies) and their respective Representatives from and against, any and all Losses arising out of, relating to or in connection with (i) the individual listed in Section 6.07(m) of the Disclosure Letter, whether engaged by a Company or by Seller or any of its Affiliates, directly or through a personal service company, intermediary or other entity, as an independent contractor, consultant or other self-employed service provider, being alleged, claimed or determined to be, or to have been, an employee, worker or other person entitled to employment-related rights or protections of a Company in respect of any period on or prior to the Closing or (ii) any failure by a Company, as a consequence of the status or classification of such individual, to comply with any applicable employment, payroll, withholding, Tax, social security, pension or other statutory obligation in respect of any period on or prior to the Closing, in each case of clauses (i) and (ii), to the extent attributable to services performed, payments made or payable, or acts or omissions occurring, in each case, on or prior to the Closing, irrespective of when the relevant allegation, claim, determination or Liability arises. Losses recoverable under this Section 6.07(m) shall include, without limitation, in each case to the extent attributable to periods on or prior to the Closing: (A) unpaid wages, overtime, holiday pay, sick pay, bonuses, commissions and other remuneration or benefits; (B) unpaid employer and employee Taxes, payroll withholding, social security contributions, pension contributions and associated Liabilities, including amounts which cannot lawfully or practically be recovered from the relevant individual; (C) statutory employment entitlements and Liabilities arising from continuity of employment; (D) fines, interest, late payment surcharges and penalties imposed by any Governmental Entity; and (E) reasonable legal, accounting and other professional fees and expenses incurred in investigating, responding to, defending, settling or remedying the relevant matter. The indemnification obligations of Seller under this Section 6.07(m) shall survive the Closing indefinitely and shall not be subject to any survival period, basket, cap or other limitation set forth in Article VIII.

Section 6.08           Fees and Expenses; Change of Control Payments.

(a)             Except to the extent otherwise set forth in this Agreement, all fees and expenses incurred in connection with the negotiation and execution of this Agreement and the Ancillary Documents and the consummation of the Transactions shall be paid by the party incurring such fees or expenses.

(b)             To the extent that any Change of Control Payments payable to the Business Employees remain unpaid as of the Closing and were included in Transaction Expenses (as finally determined pursuant to Section 1.04), Purchaser shall pay, or cause either Company to pay, such Change of Control Payments, less applicable Tax withholdings, to the applicable recipients thereof as soon as practical after the Closing or, if later, after such payments are earned or payable in accordance with the terms of the applicable Benefit Plan or agreement, but in no event later than such Company’s next regularly scheduled payroll run thereafter. Payment of such Change of Control Payments, less applicable Tax withholdings, to the applicable recipients thereof shall be made by the Purchaser or such Company through customary payroll process, and Purchaser shall timely remit, or cause such Company to timely remit, such withheld Taxes to the appropriate Taxing Authority on behalf of the applicable recipient. Notwithstanding the foregoing, any Change of Control Payments payable to any Inactive Business Employee shall be paid by Seller or its applicable Affiliate (other than the Companies), less applicable Tax withholdings, through Seller’s or such Affiliate’s customary payroll process. If Purchaser or, following the Closing, the Companies amend, waive or modify the terms of any Change of Control Payment in a manner that would increase the amount thereof, any such increase shall be borne solely by Purchaser.

Section 6.09           Post-Closing Payments. After the Closing, Seller, on the one hand, and Purchaser and the Companies, on the other hand, shall hold and shall promptly transfer and deliver to the other parties, from time to time as and when received by them or notified thereof by the other party, any cash, checks with appropriate endorsements or other property, assets or rights that they may receive or have retained or hold that properly belongs to the other parties, and shall account to the other parties for all such receipts. From and after the Closing, if either party pays any amount to any third party in satisfaction of any Liability of the other party pursuant to the terms of this Agreement, (a) the paying party shall promptly notify the other party of such payment and (b) the other party shall promptly reimburse the paying party for the amount so paid by the paying party to such third party (and, for the avoidance of doubt, the parties acknowledge and agree that there is no right of offset with respect to such amount, whether in connection with a dispute under this Agreement or otherwise).

Section 6.10           Termination of Affiliate Contracts and Intercompany Balances.

(a)             Except as set forth in Section 6.10 of the Disclosure Letter, Seller and the Companies shall cause each Intercompany Agreement and Affiliate Contract to be terminated as of the Closing without further Liability or obligation thereunder or, if more than one party other than either Company is party to such Intercompany Agreement or Affiliate Contract, shall cause such Company, as applicable, to be released as a party from such Intercompany Agreement or Affiliate Contract as of the Closing without further Liability or obligation thereunder. No such terminated Intercompany Agreement or Affiliate Contract or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing. Seller will provide Purchaser with a reasonable opportunity to review and comment on any documents, agreements, instruments, resolutions, consents and filings related to such terminations, and all such documents, agreements, instruments, resolutions, consents and filings will be in form and substance reasonably acceptable to Purchaser.

(b)             Except as set forth in Section 6.10 of the Disclosure Letter, with effect from the Closing, none of Seller or its Affiliates, on the one hand, or either Company, on the other hand, shall have any obligation or Liability in respect of any loans, notes, advances, receivables and payables between Seller or its Affiliates, on the one hand, and either Company, on the other hand, and all such obligations, Liabilities, loans, notes, advances, receivables and payables shall be deemed fully satisfied as of the Closing.

Section 6.11           Preservation of Pre-Closing Business Records. For a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law:

(a)             Purchaser shall not and shall cause its Affiliates not to dispose of or destroy any of the material Business Records relating to periods prior to the Closing (the “Pre-Closing Business Records”) without first offering to turn over possession thereof to Seller by written notice to Seller at least sixty (60) days prior to the proposed date of such disposition or destruction.

(b)             Purchaser shall, and shall cause its Affiliates to, at Seller’s reasonable request and at Seller’s sole expense, (i) provide Seller and its agents with electronic access to any portions of the Pre-Closing Business Records that are available in electronic format and (ii) allow Seller and its Representatives access to all other Pre-Closing Business Records on reasonable notice and at reasonable times at Purchaser’s principal place of business or at any location where any Pre-Closing Business Records are stored, and permit Seller and its Representatives to make copies of any Pre-Closing Business Records, in each case only (A) to comply with reporting, disclosure, filing or other requirements imposed on Seller or its Affiliates (including under applicable securities Laws) by a Governmental Entity, (B) for use in connection with any Action or any other judicial, regulatory, administrative, arbitration, mediation or other proceeding, in each case to the extent relating to the Business or either Company prior to the Closing or any liability retained by Seller or its Affiliates under this Agreement, or in order to satisfy audit, accounting, regulatory or other similar requirements, (C) to comply with Seller’s obligations under this Agreement or the Ancillary Documents, or (D) in connection with any financial reporting that covers any pre-Closing period; provided that Seller shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of Purchaser and its Subsidiaries; provided further that Purchaser and its Subsidiaries shall not be required to disclose any information if Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in an Action and such information is reasonably pertinent thereto. The parties acknowledge and agree that any access to information related to the tax matters of or in respect of the Business or either Company are governed solely by Section 6.14(c).

(c)             To the extent Seller is provided access to or possession of any Pre-Closing Business Records, such Pre-Closing Business Records shall be deemed Confidential Information and governed by the terms of Section 6.01(c).

Section 6.12           Exclusivity. Seller and the Companies agree that after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Article IX, Seller and the Companies shall not, and shall cause their Affiliates (and their respective directors, managers, officers, employees, members, partners, stockholders, attorneys, agents and other advisors and Representatives (collectively, “Representatives”)), not to, directly or indirectly, solicit, initiate, facilitate, discuss, support or encourage (including by providing any confidential, proprietary or non-public information) the submission of any Acquisition Proposal or enter into any agreement with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal. Seller and the Companies will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to such parties. Seller or either Company, as applicable, shall as promptly as practicable, advise Purchaser orally and in writing of any inquiry directed to Seller or either Company that Seller reasonably believes is likely to lead to an Acquisition Proposal.

Section 6.13           Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all equity transfer, real estate transfer, sales, use, documentary, stamp, recording and other similar Taxes (but excluding, for avoidance of doubt, any Income Taxes) incurred in connection with the Transactions (“Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The party required to file any Tax Returns in respect of such Transfer Taxes under applicable Law shall file (or cause to be prepared and filed) any such Tax Returns and shall timely pay (or cause to be paid) to the applicable Taxing Authority such Transfer Taxes (subject to prompt reimbursement from the other party, as appropriate). Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, including by filing any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 6.14           Tax Matters.

(a)             338(h)(10) Election. Purchaser and Seller shall timely make an election under Section 338(h)(10) of the Code (and any corresponding provisions under applicable Law) with respect to the purchase and sale of the Securities pursuant to this Agreement (a “Section 338(h)(10) Election”). Seller shall include any income, gain, loss, deduction, or other tax item resulting from or relating to the Section 338(h)(10) Election on its Tax Returns to the extent required by applicable Law. Prior to the due date for such election, Seller shall duly execute a properly completed draft of IRS Form 8023 reflecting the Section 338(h)(10) Election, and any similar form provided by Purchaser, as prepared by Purchaser and supplied to Seller to effectuate the Section 338(h)(10) Election under applicable Law. Promptly upon request, Seller shall and shall cause its Affiliates to, provide Purchaser any information or other cooperation reasonably requested by Purchaser in connection with the Section 338(h)(10) Election, including, but not limited to, executing IRS Form 8883 (the “338(h)(10) Forms”). The Parties additionally agree that for all applicable tax purposes, the Purchase Price shall be allocated among the Companies and among the assets held by the Companies in the manner set forth on Section 6.14 of the Disclosure Letter (the “Allocation Methodology”) and in accordance with applicable Law, including Sections 1060 and 338 of the Code and the Treasury Regulations promulgated thereunder. Within ninety (90) days following the final determination of the Purchase Price pursuant to Section 1.04, Purchaser shall deliver a draft allocation of the Purchase Price, consistent with the Allocation Methodology, to Seller (the “Allocation”). The Allocation shall become final and binding on the Purchaser and the Seller thirty (30) days after Purchaser provides the Allocation to the Seller, unless Seller objects in writing to Purchaser, specifying the basis for its objection and delivering an alternative allocation to Purchaser. Purchaser shall consider Seller’s reasonable objection in good faith, and Purchaser and Seller shall reasonably cooperate and attempt in good faith to resolve any differences with respect to the Allocation during the thirty (30)-day period following the delivery of Seller’s comments. Any such resolution shall be final and binding on Purchaser and Seller. If no resolution is reached following the thirty (30)-day period, the parties shall submit the proposed Allocation to the Independent Expert for resolution. If any further adjustments to the Purchase Price (including pursuant to Section 8.02) are made after delivery of the Allocation, then the parties shall notify each other and cooperate in good faith to further adjust the Allocation to take into account such adjustment in a manner consistent with the Allocation Methodology. Such revised allocation schedule shall be treated as the Allocation following such revision. Purchaser and Seller shall file all applicable Tax Returns (including amended Tax Returns and claims for refund) and information reports in a manner consistent with the Allocation as finalized pursuant to this Section 6.14 and shall not take any Tax position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required by applicable Law.

(b)             Tax Returns.

(i)             Seller shall have the right and obligation to prepare and file, or cause to be prepared and filed, any Tax Return of either Company for any Pre-Closing Tax Period during which either Company is a member of the consolidated or other group including Seller (the “Seller Returns”). The Seller Returns shall be prepared in a manner consistent with the past practices of the Companies, as applicable, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement. Seller shall pay for the costs and expenses of preparing and filing all Seller Returns. Seller shall provide Purchaser with a draft of all Seller Returns no later than twenty (20) days (in the case of an Income Tax Return), or as promptly as reasonably practicable but no later than five (5) days (in the case of any other Tax Returns), before the due date for such Seller Returns for Purchaser’s review and comment, and Seller shall incorporate any reasonable comments provided at least two (2) days before the due date for such Seller Returns (unless parties agree to a longer review period). Notwithstanding the foregoing, Seller shall not be required to provide Purchaser with any consolidated or other group Tax Return that contains any information for any company other than the Companies and Seller shall not be required to incorporate any comments into any such consolidated or other group Tax Return.

(ii)            Purchaser shall have the right and obligation to prepare and file, or cause to be prepared and filed, any Tax Return of either Company for Pre-Closing Tax Periods that is not a Seller Return (the “Purchaser Returns”). The Purchaser Returns shall be prepared in a manner consistent with the past practices of the Companies, as applicable, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement. Purchaser shall pay for the costs and expenses of preparing and filing all Purchaser Returns. Solely to the extent such Purchaser Return would result in an increase in the amount of any Taxes included in determining the amount of Closing Indebtedness or Indemnified Taxes or would result in an increase in the amount of Taxes Seller is liable for pursuant to applicable Law, Purchaser shall provide Seller with a draft of such Purchaser Return no later than twenty (20) days (in the case of any Income Tax Returns), or as promptly as reasonably practicable but no later than five (5) days (in the case of any other Tax Returns), before the due date (giving effect to any valid extensions properly obtained) for such Purchaser Return for Seller’s review and comment. Seller and Purchaser will cooperate in good faith to resolve any dispute regarding any such Purchaser Return required to be provided to Seller pursuant to the previous sentence; provided, however, if, for any reason, Seller and Purchaser are unable to promptly resolve any such dispute, then such dispute shall be promptly resolved by the Independent Expert in accordance with the principles set forth in Section 1.04, mutatis mutandis (provided that the fees and expenses of the Independent Expert shall be borne by Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Expert). The decision of the Independent Expert shall be final and binding upon the parties. If the due date (giving effect to any valid extensions properly obtained) for filing any such Purchaser Return that is the subject of a dispute is prior to the date that such dispute is resolved by the Independent Expert, then Purchaser shall be entitled to file such Purchaser Return reflecting its position and, if necessary, shall thereafter promptly file an amendment to such Purchaser Return to conform such Purchaser Return to the decision of the Independent Expert (provided that the out-of-pocket cost and expenses of filing the amendment shall be borne by Purchaser, on the one hand, and Seller, on the other hand, based upon the same percentage by which the parties share the cost of the Independent Expert).

(c)             Cooperation. Seller and Purchaser shall use commercially reasonable efforts to cooperate, and shall cause their respective Affiliates to use commercially reasonable efforts to cooperate, with each other in preparing and filing all Tax Returns, conducting all Tax Proceedings and in all other matters relating to Taxes or items of income, deduction, gain, loss or credit, in each case with respect to either Company (including, for the avoidance of doubt, preparation of any Tax Return which includes items of income, deduction, gain, loss or credit of either Company) for any Pre-Closing Tax Period. Such cooperation shall include, to the extent commercially reasonable, the provision of records and information reasonably requested by the other party that are relevant to any such Tax Return or Tax Proceeding. Seller and Purchaser shall not destroy or dispose of any work papers, schedules, or other materials and documents that may be reasonably relevant for the filing of any Tax Return of or with respect to either Company for a Pre-Closing Tax Period or a Straddle Period or for any Tax Proceeding of or with respect to either Company for a Pre-Closing Tax Period or a Straddle Period until the expiration of the statute of limitations for the relevant taxable periods.

(d)             Straddle Periods. In the case of any Straddle Period, for all purposes of this Agreement, including for purposes of determining Closing Indebtedness or Indemnified Taxes, (i) in the case of any Taxes not described in clause (ii) below, including Income Taxes, sales, use or value added Taxes or payroll Taxes, the amount of such Taxes allocable to the portion of such Straddle Period ending on and including the Closing Date will be determined based on an interim closing of the books as of the end of the Closing Date as if such taxable period ended as of the end of the Closing Date and (ii) in the case of property or similar ad valorem Taxes, the amount of such Taxes allocable to the portion of such Straddle Period ending on and including the Closing Date shall be the product of (A) the amount of such Taxes for the entire Straddle Period and (B) a fraction the numerator of which is the number of calendar days in the portion of such Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. The parties agree that (i) no election shall be made under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of applicable Law), and (ii) the parties shall not apply the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or make any similar election or ratably allocate items under any corresponding provision of applicable Law).

(e)             Post-Closing Purchaser Actions. Except as required by applicable Law or with the prior written consent of Seller, Purchaser shall not, and shall not cause or permit any of its Affiliates (including the Companies after the Closing) to, without Seller’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), (i) make, change or revoke any tax election with respect to either Company that has retroactive effect to any Pre-Closing Tax Period, (ii) amend any Tax Return of either Company for any taxable period ending on or prior to the Closing Date, (iii) extend or waive any statute of limitations with respect to Taxes or any Tax Return of either Company for any taxable period ending on or prior to the Closing Date, or (iv) initiate any examinations or voluntary disclosure processes or procedures with a Taxing Authority with respect to Taxes of either Company for any taxable period ending on or prior to the Closing Date, provided, Purchaser and its Affiliates may take any action described in the foregoing after the Closing Date without Seller’s consent so long as any increase in Taxes solely as a result of such action will not be treated as an Indemnified Tax.

(f)             Tax Proceeding. Following the Closing, if there is a Tax Proceeding with respect to any Tax Return of either Company for any Pre-Closing Tax Period or Straddle Period (a “Pre-Closing Tax Proceeding”), Purchaser shall promptly notify Seller in writing upon receipt of notice of any such Pre-Closing Tax Proceeding; provided, however, that any failure to provide prompt notification shall not relieve Seller of any indemnification obligation under this Agreement, except to the extent that Seller is prejudiced thereby. Seller shall have the right to elect to control the conduct of all stages of each such Pre-Closing Tax Proceeding that solely relates to taxable periods ending on or prior to the Closing Date; provided, that, Seller shall keep Purchaser adequately informed of the progress of each such Pre-Closing Tax Proceeding, shall provide Purchaser with copies of all material correspondence, notices or other written material received from any Taxing Authority in connection with such Pre-Closing Tax Proceeding, shall permit Purchaser to review and comment on any material submissions made to any Taxing Authority in connection with such Pre-Closing Tax Proceeding, and shall not settle or compromise any such Pre-Closing Tax Proceeding without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed. Seller shall incorporate any reasonable comments provided at least two (2) days before the due date for such material submissions (unless parties agree to a longer review period). Purchaser will have the right, at its option and at its sole cost and expense, to participate with Representatives of their own choosing in all stages of such Pre-Closing Tax Proceeding controlled by Seller. With respect to any other Pre-Closing Tax Proceeding (i.e., any Pre-Closing Tax Proceeding that Seller does not elect to control), Purchaser shall control the conduct of all stages of such Pre-Closing Tax Proceeding and shall, at Seller’s sole cost, (i) keep Seller reasonably informed of the progress of such Pre-Closing Tax Proceeding, (ii) provide Seller with copies of all material correspondence, notices or other written material received from any Taxing Authority in connection with such Pre-Closing Tax Proceeding, (iii) permit Seller to review and comment on any material submissions made to any Taxing Authority in connection with such Pre-Closing Tax Proceeding, and (iv) not settle or compromise any such Pre-Closing Tax Proceeding without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. Seller may participate in such Pre-Closing Tax Proceeding through a Representative of its choosing. For the avoidance of doubt, any Pre-Closing Tax Proceedings with respect to either Company shall be governed solely by the terms of this Section 6.14(f), and not the terms of Section 6.23 or Section 8.03.

(g)             Tax Refunds. All cash refunds (or credits in lieu thereof) for Taxes of either Company with respect to a Pre-Closing Tax Period (determined in accordance with Section 6.14(d) for any Straddle Period) (including any interest thereon paid by a Taxing Authority) that are actually received or utilized by Purchaser or its Affiliates (including after the Closing, the Companies) (each, a “Tax Refund”) shall be for the account of Seller; provided, however, that Tax Refunds for the account of Seller shall exclude any refunds (or credits in lieu thereof) that: (i) is taken into account in calculating the Purchase Price (as finally determined pursuant to Section 1.04); (ii) is required to be paid over to any third-party as a result of prior payments made by such third-party; or (iii) relates to any Tax that was paid by either Company and was not economically borne by Seller. Purchaser shall pay (or cause either Company to pay) over to Seller any Tax Refund actually received or utilized (net of any Taxes or reasonable out-of-pocket costs or expenses attributable to the receipt, utilization or payment thereof) within fifteen (15) days after actual receipt of such refund or utilization of such credit in lieu thereof (whether received in cash or received constructively in the form of a credit in lieu of a cash tax refund that is utilized). To the extent Purchaser, either Company or any of their Affiliates is required to repay to the applicable Taxing Authority any amounts paid to Seller pursuant to this Section 6.14(g), Seller shall repay to Purchaser such amount (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) within fifteen (15) days of a written demand therefor.

(h)             Tax Sharing Agreements. All Tax sharing agreements and arrangements between or among (i) each Company, on the one hand, and (ii) Seller and its Affiliates (other than the Companies), on the other hand, shall be terminated effective as of the close of business on the Closing Date, and none of the Companies, the Seller and any of its Affiliates shall have any further rights or liabilities thereunder.

Section 6.15           Use of Seller Names and Marks.

(a)             Except as expressly provided in this Agreement and the Transition Services Agreement, Seller reserves for itself and its Affiliates all rights in the Seller trademarks that, after giving effect to the Pre-Closing Restructuring, are owned by Seller or its Affiliates other than the Companies, including “Astec” or any derivation thereof, and all service marks, trade dress, trade names, corporate names, logos, slogans and other identifiers or source of origin, including all goodwill associated therewith, and all domain names and other marks set forth on Section 6.15 of the Disclosure Letter used in the conduct of Seller’s or any of its Affiliates’ businesses (other than the Business), (collectively the “Seller Names and Marks”), and no other rights therein are granted to Purchaser or any of its Affiliates (including either Company following the Closing), whether by implication, estoppel or otherwise.

(b)             Subject to the terms and conditions of this Section 6.15, Seller, on behalf of itself and its Affiliates as necessary, grants to Purchaser and the Companies a limited, non-transferable, non-exclusive, royalty-free license to use the Seller Names and Marks in a similar manner as used by the Business in the twelve (12) months prior to the Closing, and in connection with the transition to new names and trademarks, in each case, for the durations specified in this Section 6.15. Notwithstanding the foregoing, (i) Purchaser and the Companies may use at all times after the Closing the non-graphic forms of the Seller Names and Marks in a non-trademark sense to describe the history of the Business; (ii) this Agreement does not require Purchaser and the Companies to remove Seller Names and Marks from documents it owns or that are in its possession as of the Closing when used internally; or (iii) this Agreement does not restrict the use by Purchaser and the Companies of the Seller Names and Marks in a manner consistent with “fair use” under applicable Law.

(c)             Promptly following the Closing, Purchaser shall take all reasonable actions necessary to have the name of the Companies changed to a name that does not include “Astec” or any derivation thereof or name confusingly similar thereto.

(d)             Within six (6) months following the Closing Date, Purchaser will, and will cause the Companies to, remove all of the Seller Names and Marks from any internet or other electronic communications vehicles, including internet domain names and from the content of any internet websites owned or operated by Purchaser or its Affiliates, and remove all links to any of the internet domains of Seller or any of its Affiliates from any of the foregoing.

(e)             In each applicable jurisdiction, within twelve (12) months after the Closing Date, Purchaser will, and will cause its Affiliates to, remove or irreversibly cover or obliterate all of the Seller Names and Marks from, or destroy, any product literature, marketing materials and similar materials in its possession or control bearing any of the Seller Names and Marks.

(f)             For all other uses of the Seller Names and Marks not specifically identified in Section 6.15(c), Section 6.15(d), or Section 6.15(e) (including on any products, tangible assets, signage, business cards and stationery), for up to twelve (12) months after the Closing Date, in each applicable jurisdiction, Purchaser and its Affiliates (including the Companies) may continue to use the Seller Names and Marks on the same materials and in substantially the same manner as used in the Business during the twelve (12) month period preceding the Closing Date and in connection with the transition to new trademarks.

(g)             For one hundred eighty (180) days after the Closing Date, Seller and its Affiliates shall display on their websites and in social media, in the locations previously addressing the Business, a mutually-agreed statement about the transactions contemplated hereby and a link to all websites and other social media venues designated by Purchaser.

Section 6.16           Intellectual Property Matters.

(a)             Effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby grants to Purchaser and its Affiliates a perpetual, irrevocable, worldwide, non-exclusive, royalty free, fully paid-up, non-transferable (except (i) in connection with the sale of all or substantially all of the assets of the Business or (ii) in connection with the sale of any business unit or division of the Business that use the licensed Intellectual Property) and non-sublicensable (except to third party service providers, consultants or independent contractors acting solely on behalf of Purchaser or any of its Affiliates) license under any rights identified in subsection (a) of the definition of Intellectual Property (other than domain name registrations, social networking and media accounts and handles, and Trademarks) that is (i) owned by Seller or its Affiliates as of Closing and (ii) that is used in the Business as of Closing and is not included in the Owned Intellectual Property, in connection with the operation of the Business and any natural evolutions thereof. All rights not expressly granted by Seller or its Affiliates hereunder are reserved to Seller or its Affiliates, as applicable.

(b)             Effective as of the Closing, Purchaser hereby grants on behalf of the Companies, and will cause the Companies to grant, to Seller and its Affiliates a perpetual, irrevocable, worldwide, non-exclusive, royalty free, fully paid-up, non-transferable (except (i) in connection with the sale of all or substantially all of the assets of Seller’s business that use the licensed Intellectual Property or (ii) in connection with the sale of any business unit or division of Seller’s business that use the licensed Intellectual Property) and non-sublicensable (except to third party service providers, consultants or independent contractors acting solely on behalf of Seller or any of its Subsidiaries) license under any rights identified in subsection (a) of the definition of Intellectual Property (other than domain name registrations, social networking and media accounts and handles, and Trademarks) that is (i) owned by the Companies as of Closing and (ii) that as of Closing is used in the Retained Business, in connection with the operation of the Retained Business and any natural evolutions thereof. All rights not expressly granted by the Companies hereunder are reserved to the Companies, as applicable.

(c)             At the Closing, Seller shall, and shall cause its applicable Affiliates to, deliver to Purchaser (i) correct and complete copies of all prosecution files and dockets, registration certificates, litigation files, and related opinions of counsel and correspondence relating to the Registered Intellectual Property in the possession of Seller and its post-Closing Affiliates and (ii) embodiments of all Owned Intellectual Property (including all Software and data included therein), in the form used by the Business as of the Closing, in each case that are in Seller’s reasonable control and not already in the possession of either Company. Without limiting the foregoing, if, following the Closing Date, Purchaser, Seller or Seller’s Subsidiaries identify any embodiments of Owned Intellectual Property in the form used by the Business as of the Closing, in each case that is in Seller’s reasonable control and not already in the possession of either Company that under the terms of this Agreement should have been delivered to Purchaser, Seller or Seller’s applicable Subsidiary shall promptly deliver, or cause to be delivered, such item to Purchaser.

(d)             At the Closing, Seller shall, and shall cause its applicable Affiliate to, file with each applicable Governmental Entity a request to withdraw or expressly abandon, as applicable, those trademark registrations set forth on Section 6.16 of the Disclosure Letter, and provide evidence reasonably satisfactory to Purchaser of such request to withdraw or abandon, as applicable.

Section 6.17           Migration Plan.

(a)             From and after the date hereof, Seller shall use commercially reasonable efforts to transfer ownership of the Business Systems and data relating to the Business as provided for in the schedule of services to the Transition Services Agreement (the “Systems Migration”); provided, that, for the avoidance of doubt, any removal and/or reformatting of any Business Systems and data relating to the Business will be provided as a service pursuant to the Transition Services Agreement.

(b)             As soon as reasonably practicable after the date of this Agreement, Purchaser and Seller shall use commercially reasonable efforts to prepare a detailed plan setting out the steps, scope, sequencing and dependencies of the Systems Migration (the “Migration Plan”).

Section 6.18           Insurance.

(a)             Purchaser acknowledges that the Insurance Policies (i) provide insurance coverage for the Business and the Companies and the directors, officers, employees or agents of either Company (each, an “Insured Party”), (ii) are part of the corporate insurance program maintained by Seller and its Affiliates (other than the Companies) as of the Closing Date, (iii) in addition to relating to the Business, relate to businesses other than the Business, (iv) will not be available with respect to any claims that arise out of operations or actions of the Insured Parties following the Closing and (v) except with respect to the rights set forth in Section 6.19(c), will not otherwise be transferred to Purchaser or either Company. From and after the Closing Date, the Insured Parties shall cease to be insured by the Insurance Policies except with respect to Pre-Closing Claims in accordance with this Section 6.18 and Seller and any of its Affiliates may amend any Insurance Policy in the manner it deems appropriate to give effect to this Section 6.18 with respect to coverage of the Insured Parties following the Closing for Pre-Closing Claims; provided that any such amendment shall be subject to Section 6.18(b) and shall not limit or impair the rights or protections provided thereunder with respect to Pre-Closing Occurrences or Pre-Closing Claims. Neither Purchaser nor any of its Affiliates (including, after the Closing, the Insured Parties) shall have any access, right, title or interest to or in any Insurance Policies to cover any assets of Purchaser or its Affiliates (including the Insured Parties following the Closing) or any Liability arising from the operation of the Business following the Closing. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Insured Parties. Purchaser covenants and agrees not to, and to cause its Affiliates (including the Companies following the Closing) not to, seek to assert or to exercise any rights or claims of the Insured Parties under or in respect of any Insurance Policy, except with respect to Pre-Closing Claims pursuant to Section 6.18.

(b)             The Parties acknowledge that the Companies and the Business may be eligible for coverage under the Insurance Policies of Seller based upon, resulting from or arising out of acts, occurrences, facts, circumstances or omissions occurring prior to the Closing relating to or arising in connection with the Companies or the Business (“Pre-Closing Occurrences”). With respect to occurrence-based Insurance Policies, Seller shall use commercially reasonable efforts to, effective as of the Closing, cause the Companies to be named as additional insureds thereunder solely with respect to Pre-Closing Occurrences on terms, conditions, and deductibles no less favorable than those applicable to Seller and its Affiliates under such Insurance Policies. Seller agrees to take such actions as may be reasonably necessary to maintain such Insurance Policies after the Closing in the Ordinary Course of Business for the benefit of the Companies and not voluntarily relinquish or terminate such Insurance Policies unless such actions are generally taken with respect to Seller and its Affiliates as a whole; provided that nothing in this Section 6.18 shall require Seller or any of its Affiliates to renew, extend or replace any Insurance Policy beyond its current term or to incur any out-of-pocket cost or expense that is not reimbursed by Purchaser. From the Closing Date, Purchaser and the Companies shall notify, process and control claims under such Insurance Policies with respect to the Pre-Closing Occurrences (any such claim, a “Pre-Closing Claim”), whether such Pre-Closing Claims are made before, at or after the Closing, to the applicable insurer(s) under such Insurance Policy and in accordance with a claims process to be established by the Parties and the applicable insurers (subject to the terms and conditions of such policies or programs). In the case of any Pre-Closing Claims tendered pursuant to this Section 6.18(b) (other than the workers’ compensation claims set forth in Section 8.02(a)(vi) of the Disclosure Letter (the “Specified Workers’ Compensation Claims”), with respect to which Seller shall remain responsible for all such amounts), Purchaser shall be responsible for, and shall promptly reimburse Seller, if Seller incurs any such costs, for any and all deductibles, self-retention amounts, premium adjustments, litigation expenses or other costs as required under the applicable policies or programs and all costs of prosecution or collection thereof. Following the Closing, Purchaser shall provide prompt written notice to Seller after receiving notice of any Pre-Closing Claim that is potentially covered under any insurance policy or program of Seller or any of its Affiliates. The Parties acknowledge that any recovery in respect of Pre-Closing Claims shall be subject to the limits, sublimits and aggregates of the applicable Insurance Policies as shared with Seller and its Affiliates, and Seller and its Affiliates shall have no Liability to Purchaser or the Companies for any erosion or exhaustion of such limits.

(c)             Seller shall reasonably cooperate with Purchaser and its Affiliates in any of their efforts to avail themselves of coverage under any of the Insurance Policies with respect to Pre-Closing Claims, but it shall be the responsibility of Purchaser to submit claims directly to the applicable insurers to prosecute such claims and to collect on such claims.

Section 6.19           Indemnification of Directors and Officers.

(a)             If the Closing occurs, for a period of six (6) years after the Closing, Purchaser shall take any necessary actions to provide that all rights to indemnification or expense advancement and all limitations on liability existing in favor of the Business Indemnitees acting in their capacities as such immediately prior to Closing, as provided in the D&O Indemnity Arrangements, if any, shall survive the consummation of the Transactions and continue in full force and effect and be honored by the Companies after the Closing in accordance with, and subject to the terms and conditions of, the D&O Indemnity Arrangements (or be replaced with such rights and limitations as are no less favorable thereto). As used herein, (a) the “Business Indemnitees” means individuals who at or prior to the Closing were current or former officers or directors of either Company (or the predecessors of either Company) relating to service in such capacities prior to the Closing, and (b) the “D&O Indemnity Arrangements” means the Organizational Documents of the Companies in effect on the date hereof.

(b)             In the event that either Company or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Company or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 6.19.

(c)             For a period of six (6) years following the Closing, Seller shall (i) maintain in effect the directors’ and officers’ liability insurance coverage currently maintained by Seller for the Companies’ current or former directors and officers (the “Existing D&O Coverage”), (ii) renew the Existing D&O Coverage at no lesser level of coverage, in the aggregate, or (iii) obtain substitute directors’ and officers’ liability insurance coverage at no lesser level of coverage than the Existing D&O Coverage, in the aggregate, in each case, which shall provide such directors and officers with coverage with respect to matters arising at or prior to the Closing, and shall have a scope substantially similar to, and have other terms not materially less favorable, in the aggregate, to the insured persons than the terms of, the Existing D&O Coverage. Such coverage shall provide reimbursement to the Companies for indemnification and expense advancement payments made by them to or on behalf of the Business Indemnitees in respect of matters arising at or prior to the Closing, subject to the applicable terms, conditions, limits and retentions of such coverage. Seller shall obtain any endorsements reasonably necessary to preserve such reimbursement coverage following the Closing (with any incremental premium or other cost of any such endorsement to be borne by Purchaser). To the extent such reimbursement coverage is available, Seller shall, at the applicable Company’s request and expense, submit and pursue such claims on behalf of such Company to the extent direct submission is not permitted, and shall reasonably cooperate with the Companies in obtaining reimbursement. Any insurance proceeds received by Seller or any of its Affiliates in respect of indemnification or expense advancement payments made by either Company shall be promptly remitted to such Company.

(d)             The obligations of Purchaser under this Section 6.19 shall not be terminated or modified in such a manner as to adversely affect any Business Indemnitee to whom this Section 6.19 applies without the express written consent of such affected Business Indemnitee and it is expressly agreed that the Business Indemnitees to whom this Section 6.19 applies are third party beneficiaries of this Section 6.19.

Section 6.20           R&W Insurance Policy. Purchaser shall use commercially reasonable efforts to cause a third party insurance policy in respect of inaccuracies or breaches of the representations and warranties made by Seller in this Agreement (the “R&W Insurance Policy”) to be bound no later than the Closing, and shall deliver to Seller a copy of the binder and the substantially final form of the R&W Insurance Policy as promptly as practicable following receipt thereof (and in any event prior to the Closing). The bound R&W Insurance Policy shall provide that the insurers under the R&W Insurance Policy have waived, and shall not seek to exercise, all subrogation rights against Seller and its Affiliates and their respective Representatives other than in respect of Fraud (the “Subrogation Waiver”). The insureds thereunder shall not amend, waive or otherwise modify the Subrogation Waiver in such R&W Insurance Policy in any manner adverse to Seller without Seller’s prior written consent. Purchaser and Seller shall each bear fifty percent (50%) of the costs and fees of obtaining and binding such R&W Insurance Policy, including the premium cost for the R&W Insurance Policy, the underwriting fee and any other related fees (collectively, the “R&W Costs”). Notwithstanding anything to the contrary in this Agreement, the failure of the R&W Insurance Policy to be bound, or any denial, exclusion or exhaustion of coverage thereunder, shall not expand the Liability of Seller under Article VIII beyond the Liability that Seller would have had if the R&W Insurance Policy had been bound at the Closing on customary terms.

Section 6.21           Shared Services. Except as otherwise expressly provided in the Transition Services Agreement, all services provided to either Company or Business by or on behalf of Seller and its Subsidiaries (other than the Companies) shall cease as of the Closing Date.

Section 6.22           Guarantees.

(a)             Purchaser recognizes that Seller and certain of its Subsidiaries (other than the Companies) have provided, and prior to the Closing may provide, credit support to the Business or either Company pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its subsidiaries (other than the Companies) in support of any obligation of the Business as set forth in Section 6.22 of the Disclosure Letter (the “Business Guarantees”). Purchaser and Seller shall use their reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing Date, valid and binding written releases of Seller and its Subsidiaries (other than the Companies), as applicable, from any liability, whether arising before, on or after the Closing Date, under any Business Guarantees to the extent relating to the Business or either Company, which release shall be effective as of the Closing, including, in the case of Purchaser and its Subsidiaries, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request. If any Business Guarantee has not been released as of the Closing Date, then Purchaser and Seller shall continue to use their reasonable best efforts after the Closing to cause as promptly as practicable the complete and unconditional release of Seller and its Subsidiaries under such Business Guarantee to the extent relating to the Business or either Company. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that at any time on or after the Closing Date, Seller and its subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their liability under any and all outstanding Business Guarantees. Purchaser shall, and hereby agrees to, indemnify and hold harmless Seller and its subsidiaries from and after the Closing for any amounts required to be paid under any Business Guarantees to the extent relating to the Business or either Company; provided, however, that Purchaser shall have no such obligation to indemnify Seller or its subsidiaries to the extent such amounts required to be paid under any Business Guarantees relate to any Excluded Asset or Excluded Liability.

(b)             To the extent either Company has provided credit support to Seller (unrelated to the Business) or the Retained Business pursuant to guarantees, letters of credit, bonds, sureties or other credit support or assurances (the “Retained Business Guarantees”), Purchaser and Seller shall use their reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Purchaser, on or before the Closing Date, valid and binding written releases of such Company from any liability, whether arising before, on or after the Closing Date, under any Retained Business Guarantees, which release shall be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request. If any Retained Business Guarantee has not been released as of the Closing Date, then Purchaser and Seller shall continue to use their reasonable best efforts after the Closing to cause as promptly as practicable the complete and unconditional release of Purchaser and its Subsidiaries under such Retained Business Guarantee. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that at any time on or after the Closing Date, Purchaser and its subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their liability under any and all outstanding Retained Business Guarantees. Seller shall, and hereby agrees to, indemnify and hold harmless Purchaser and its subsidiaries from and after the Closing for any amounts required to be paid under any Retained Business Guarantees; provided, however, that Seller shall have no such obligation to indemnify Purchaser or its subsidiaries to the extent such amounts required to be paid under any Retained Business Guarantees relate to any Business Asset.

Section 6.23           Cooperation with Litigation.

(a)             From and after the Closing Date, Purchaser shall provide and, as applicable, cause the Companies and their respective employees to provide, all such reasonable cooperation to Seller, its Subsidiaries and their respective Representatives with respect to any third party Actions against Seller or its Affiliates (other than either Company) to the extent relating to or involving the operation of the Business, which cooperation shall include furnishing or causing to be furnished by the Companies (and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Seller, its Subsidiaries or their respective Representatives; provided that (i) no such cooperation shall unreasonably interfere with the operation of the business of Purchaser or either Company, (ii) notwithstanding anything to the contrary in this Section 6.23, Purchaser shall only be obligated to cause any person to cooperate with Seller in such matters if and for so long as Purchaser is capable of directing the actions of such person and (iii) none of Purchaser, the Companies and the employees of the Companies shall be obligated to provide access or information to Seller or its Affiliates if Purchaser determines, in its reasonable judgment, that doing so would reasonably be expected to (A) violate applicable Law or an applicable Order, (B) cause the loss of protection of an attorney-client privilege, attorney work product protection or other legal privilege or (C) can reasonably be expected to expose such Person to risk of liability for disclosure of sensitive or personal information, provided that, in the case of clause (A), (B) or (C), Purchaser and Seller shall reasonably cooperate in seeking an alternative means whereby Seller or its Affiliates is provided access to such information in a manner that does not jeopardize such privilege, protection or confidentiality obligation or limits such exposure, including entering into joint defense agreements. Seller shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Purchaser, either Company or their respective employees or Representatives as a result of complying with this Section 6.23.

(b)             From and after the Closing, Seller shall provide and, as applicable, cause its employees and its Subsidiaries and their employees to provide, all such reasonable cooperation to Purchaser, its Subsidiaries and their respective Representatives with respect to any third party Actions against either Company or the Business that relate to periods prior to the Closing, which cooperation shall include furnishing or causing to be furnished by Seller and its Subsidiaries (and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Purchaser, its Subsidiaries or their respective Representatives; provided that (i) no such cooperation shall unreasonably interfere with the operation of the business of Seller or any of its Subsidiaries, (ii) notwithstanding anything to the contrary in this Section 6.23(b), Seller shall only be obligated to cause any person to cooperate with Purchaser in such matters if and for so long as Seller is capable of directing the actions of such person and (iii) none of Seller, its Subsidiaries or their respective employees shall be obligated to provide access or information to Purchaser, its Subsidiaries or their respective Representatives if Seller determines, in its reasonable judgment, that doing so would reasonably be expected to (A) violate applicable Law or an applicable Order, (B) cause the loss of protection of an attorney-client privilege, attorney work product protection or other legal privilege or (C) can reasonably be expected to expose such Person to risk of liability for disclosure of sensitive or personal information, provided that, in the case of clause (A), (B) or (C), Purchaser and Seller shall reasonably cooperate in seeking an alternative means whereby Purchaser, its Subsidiaries or their respective Representatives is provided access to such information in a manner that does not jeopardize such privilege, protection or confidentiality obligation or limits such exposure, including entering into joint defense agreements. Purchaser shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Seller, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.23(b).

Section 6.24           Records. To the extent not maintained by either Company on site at their respective facilities, Seller shall deliver, or cause to be delivered, to Purchaser all existing minute books, equity transfer records (or equivalent documents), seals of the Companies and other materials relating to the administration of the Companies or the Business.

Section 6.25           Misallocated Assets; Wrong Pockets. Subject to the terms of this Agreement, following the Closing:

(a)             if any Excluded Asset is found to have been transferred to Purchaser or any of its Affiliates (including the Companies), then (i) such Excluded Asset shall be held in trust by Purchaser or its applicable Affiliate for the use and benefit of Seller, (ii) Purchaser shall promptly notify Seller thereof in writing and (iii) Purchaser shall transfer, or shall cause its Affiliates (including the Companies) to transfer, at no cost, such right, property or asset (and any related Liability) as soon as practicable to Seller or any of its respective Affiliates indicated by Seller.

(b)             if any Business Asset is found to have been retained by Seller or any of its respective Affiliates, then (i) such Business Asset shall be held in trust by Seller or its applicable Affiliate for the use and benefit of Purchaser, (ii) Seller shall promptly notify Purchaser thereof in writing and (iii)  Seller shall transfer, or shall cause its respective Affiliates to transfer, at no cost, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate (including a Company) indicated by Purchaser.

(c)             if Purchaser, on the one hand, or Seller, on the other hand, or any of their respective Affiliates receives any funds, property, mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the other pursuant to the terms of this Agreement or any of the other Ancillary Documents, the receiving party will promptly notify, and forward or remit, or cause its applicable Affiliates to forward or remit, such funds or property to, the other party; or

(d)             if Purchaser, on the one hand, or Seller, on the other hand, or any of their respective Affiliates pays any amount to any third party in satisfaction of any Liability or obligation that is allocated to the other party pursuant to the terms of this Agreement or any of the other Ancillary Documents, the paying party will promptly notify the other party of such payment and the other party will promptly reimburse the paying party for the amount so paid.

Section 6.26           Floor Plan Financing.

(a)             For purposes of this Agreement, (i) “DLL Floor Plan Financing Agreements” means, collectively, (A) the Global Cooperation Agreement, dated as of November 17, 2014, by and between Seller and De Lage Landen International B.V., (B) the Pan-American Financing Program Agreement, dated as of October 31, 2014, by and between Seller and De Lage Landen Financial Services, Inc., (C) the U.S. Local Program Agreement, dated as of November 17, 2014, by and among Seller, certain of its Subsidiaries (including the Companies) and De Lage Landen Financial Services, Inc. (the “U.S. LPA”), (D) the Canadian Local Program Agreement, dated as of January 20, 2015, by and among Seller, certain of its Subsidiaries (including the Companies) and De Lage Landen Financial Services Canada Inc. (the “Canadian LPA”), (E) each other Accession Agreement (as defined in the agreement referred to in clause (A)) and (F) each other agreement to which Seller or any of its Subsidiaries (including the Companies) is a party entered into under, pursuant to or in connection with any of the foregoing (including any repurchase, recourse, remarketing, subsidy, rebate, guaranty or indemnity agreement or undertaking), in each case of clauses (A) through (F), as amended, restated, supplemented or otherwise modified from time to time, and (ii) “DLL Parties” means De Lage Landen International B.V., De Lage Landen Financial Services, Inc., De Lage Landen Financial Services Canada Inc. and each of their respective Affiliates that is a party to any DLL Floor Plan Financing Agreement, and “DLL Party” means any one of the DLL Parties.

(b)             Prior to and following the Closing, Seller shall use commercially reasonable efforts to (i) cooperate with and facilitate the negotiation between, and execution and delivery by, the DLL Parties, the Seller, the Companies and the Purchaser of such documents (including amendments to the DLL Floor Plan Financing Agreements), in form and substance reasonably satisfactory to Purchaser and Seller, and (ii) take such additional actions as may be reasonably necessary, in each case to, (x) at the request of Purchaser, (A) permit the Companies to continue to participate under the terms and conditions of the DLL Floor Plan Financing Agreements independently and separately from the Seller and its Subsidiaries following the Closing, for a time period as may be agreed by the applicable DLL Parties and Purchaser or (B) remove the Companies as parties to the DLL Floor Plan Financing Agreements and terminate and release the Companies’ obligations thereunder, and (y) upon the Closing, release the Companies (i) from any obligation or Liability (whether as a joint and several obligor, guarantor or otherwise) of Seller or any of its Subsidiaries (other than the Companies) under the DLL Floor Plan Financing Agreements, and (ii) from any other obligations or Liabilities under the DLL Floor Plan Financing Agreements in the case of clause (ii) to the extent arising out of transactions entered into prior to the Closing (including any repurchase, recourse remarketing or guaranty obligations in respect thereof), but excluding from such release any obligations or Liabilities of the Companies directly arising out of or relating to the Companies’ participation in the DLL Floor Plan Financing Agreements following the Closing (including pursuant to clause (x) above) and any obligations or Liabilities that Purchaser or its Affiliates (including the Companies) shall expressly assume in writing. Notwithstanding the foregoing, none of Seller or its Subsidiaries shall be required to (1) pay any fee, penalty or other consideration to any DLL Party, (2) provide any guaranty, credit support or other undertaking in respect of the Companies’ obligations following the Closing or (3) commence any Action, and the failure to obtain any such document, amendment or release shall not, in and of itself, constitute a breach of this Section 6.26 or the failure of any condition set forth in Article VII.

(c)             Seller shall (and shall cause its Subsidiaries, including the Companies, as necessary, to) keep Purchaser reasonably informed of, and permit Purchaser to participate in, all material communications and negotiations with the DLL Parties to the extent relating to the Companies and the matters contemplated by Section 6.26(b). Prior to the Closing, Seller shall not, without Purchaser’s prior written consent, enter into, amend, renew, extend or waive any right of the Companies under any DLL Floor Plan Financing Agreement in any manner that would impose any additional obligation or Liability on, or otherwise bind, either Company following the Closing.

(d)             All actions required to be taken by Seller or its Subsidiaries pursuant to this Section 6.26 shall be taken at Seller’s cost and expense; provided that Purchaser shall bear all costs, fees and expenses of Purchaser and the Companies in connection with establishing or continuing the Companies’ participation in any floor plan financing arrangement following the Closing. Nothing in this Section 6.26 shall limit any right of any Indemnified Party under Article VIII, subject to the limitations set forth therein.

Section 6.27           Inventory Count. On the first Sunday following the Closing Date (or such other date(s) following the Closing Date as Purchaser selects in its reasonable discretion based on legitimate business reasons and subject to reasonable advance notice to Seller of such date), Purchaser, with the reasonable participation of Seller and its Representatives, shall perform a count of the inventory included in Current Assets in accordance with the Accounting Principles and at the sites at which the inventory is located to confirm its physical presence (such count, the “Inventory Count”). Purchaser shall determine the Inventory Count results, acting reasonably and in good faith (and subject to Seller’s rights to dispute the resulting value of inventory included in Current Assets pursuant to Section 1.04 of this Agreement), and adjust the quantities to the Reference Time for intervening inventory movements in accordance with the Accounting Principles. Inventory destroyed or so severely physically damaged as to be unusable and unsaleable in the Ordinary Course of Business as of the Reference Time shall be excluded, unless specifically identified on Seller’s list of reserved inventory provided to Purchaser before Closing. Purchaser shall calculate the “Closing Inventory Amount” by applying the applicable standard inventory costs under the Accounting Principles to those adjusted quantities. The Closing Inventory Amount determined by Purchaser shall be reflected as the gross inventory amount in the Closing Statement and the calculation of Closing Working Capital and the Purchase Price adjustment, notwithstanding the Companies’ books and records. The Inventory Count shall affect quantities only, without revaluing standard costs or making quality or condition adjustments, other than the exclusion described above. Reserves under the Accounting Principles shall be applied separately in calculating net inventory for Closing Working Capital, without double counting any exclusion, and any “shrink” reserve previously applied to inventory shall be released for purposes of calculating Closing Working Capital.

Section 6.28           Further Assurances. From and after the Closing, the parties will execute such further documents, and perform such further acts, as may be reasonably necessary to transfer and convey the Securities to Purchaser, on the terms set forth herein, and to otherwise comply with this Agreement and consummate the Transactions.

Article VII
CONDITIONS TO CLOSING

Section 7.01           Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) at or prior to the Closing of the following conditions:

(a)             No Injunctions or Restraints. No Law or Order enjoining, restraining, making illegal or otherwise preventing the consummation of the Closing shall be in effect.

Section 7.02           Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) at or prior to the Closing of the following conditions:

(a)             Representations and Warranties Relating to the Companies and the Business. (i) Each of the representations and warranties contained in Article III of this Agreement (other than the Fundamental Representations and the representations and warranties contained in Section 3.07(a)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) the Fundamental Representations contained in Article III of this Agreement (other than the representations and warranties contained in Section 3.07(a)) shall be true and correct in all but de minimis respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date); and (iii) the representations and warranties contained in Section 3.07(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b)             Representations and Warranties Relating to Seller. (i) Each of the representations and warranties contained in Article II of this Agreement (other than the Fundamental Representations), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect and (ii) the Fundamental Representations contained in Article II of this Agreement shall be true and correct in all but de minimis respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date).

(c)             Performance of Obligations. Seller shall have performed in all material respects all covenants, obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(d)             No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

(e)             Closing Deliveries. Seller shall have delivered or caused to be delivered to Purchaser each of the closing deliveries set forth in Section 1.03(b).

(f)             Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been completed in accordance with the terms of this Agreement and the terms of the Pre-Closing Restructuring Documentation entered into in compliance with the terms of this Agreement.

(g)             Material Consents; Shared Contract Split. (i) Seller shall have delivered to Purchaser documentary evidence of receipt of all Consents required under the Material Contracts set forth in Section 7.02(g)(i) of the Disclosure Letter, in a form and substance reasonably acceptable to Purchaser, and (ii) the Shared Contract Split shall have been completed with respect to each “Specified Shared Contract” set forth on Section 7.02(g)(ii) of the Disclosure Letter, in a form and substance reasonably acceptable to Purchaser.

(h)             Employees. At least three (which shall include the Named Employee marked with an asterisk in Section 10.02(f) of the Disclosure Letter) of the five Named Employees shall (i) have executed a retention agreement with Purchaser or its Affiliate to be effective as of the Closing and consistent with the terms described in Section 10.02(f) of the Disclosure Letter (each, a “Named Employee Agreement”), and (ii) not have provided written notice to terminate his or her employment with either Company or ceased to be employed by either Company for any reason (other than at the written direction of Purchaser); provided that this condition in clause (ii) shall be deemed satisfied with respect to any Named Employee who has executed a Named Employee Agreement and who is subsequently deceased, disabled or incapacitated following the Closing Date.

Section 7.03           Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) at or prior to the Closing of the following conditions:

(a)             Representations and Warranties of Purchaser. (i) Each of the representations and warranties of Purchaser contained in this Agreement (other than in Section 4.01 and Section 4.02), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect and (ii) the representations and warranties set forth in Section 4.01 and Section 4.02 shall be true and correct in all but de minimis respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a particular date (in which case such representations and warranties shall be true and correct on and as of such date).

(b)             Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all covenants, obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)             Closing Deliveries. Purchaser shall have delivered or caused to be delivered to Seller each of the closing deliveries set forth in Section 1.03(a)(v).

Section 7.04           Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller or the Companies, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s failure to comply with the terms of this Agreement in any material respect.

Article VIII
Indemnification

Section 8.01           Survival. The representations, warranties, covenants and agreements of Seller and Purchaser contained in this Agreement and all claims with respect thereto shall survive the Closing for the periods set forth in this Section 8.01. All representations and warranties contained in this Agreement and all claims with respect thereto shall survive the Closing until the expiration of the date that is fifteen (15) months after the Closing Date, except that the Fundamental Representations and all claims with respect thereto shall survive the Closing and shall terminate upon the expiration of the date that is six (6) years after the Closing Date. All claims with respect to or under Section 3.08 and Section 8.02(a)(ii) shall survive the Closing until the expiration of the date that is sixty (60) days after the expiration of the statute of limitations period applicable to such matters. All claims with respect to the items set forth on Section 8.02(a)(vi) of the Disclosure Letter shall survive the Closing for the applicable period set forth on Section 8.02(a)(vi) of the Disclosure Letter. The rights to indemnification pursuant to Section 8.02(a)(iv), Section 8.02(a)(v) and Section 8.02(a)(vii) shall survive the Closing indefinitely. Any claim for a breach of a representation or warranty or for indemnification under this Article VIII must be delivered prior to the expiration of the applicable survival term set forth in this Section 8.01. None of the covenants or other agreements contained in this Agreement shall survive the Closing other than (a) those covenants, agreements or obligations which by their terms contemplate performance after the Closing, which shall survive the Closing until full performance of such covenant or agreement in accordance therewith and (b) the covenants set forth in Section 5.01(b) and Section 6.04, which shall survive the Closing and shall terminate upon the expiration of the date that is twelve (12) months after the Closing Date (the covenants described by clauses (a) and (b), the “Indemnifiable Covenants”). Despite the above, no representation, warranty, covenant or agreement will expire to the extent Purchaser has provided to Seller written notice of Purchaser’s claim for indemnification in accordance with Section 8.03 before the expiration of the applicable survival period in which case the representation, warranty, covenant and agreement subject to such claim shall survive until the final resolution thereof in accordance with this Article VIII. For purposes of this Article VIII (including for purposes of determining whether there has been a breach of or inaccuracy in any representation or warranty and the amount of Losses that are the subject matter of a claim for indemnification or reimbursement hereunder), except for the Specified Instances, the representations, warranties, covenants and agreements contained in this Agreement shall not be deemed qualified by any references to “materiality,” “Material Adverse Effect” or any similar standard or qualification. The parties agree that nothing in this Article VIII will limit Purchaser’s right to bring a claim following the Closing based on Fraud until the latest time permitted by applicable Law.

Section 8.02           Indemnification by Seller.

(a)             Subject to the limitations set forth in this Article VIII, Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Purchaser, its Affiliates (including the Companies), and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives and employees and their heirs, successors and permitted assigns (the “Indemnified Parties”) from, against and in respect of any Losses actually incurred or suffered by any of the Indemnified Parties, arising out of or resulting from:

(i)             any breach or inaccuracy of any representation or warranty in Article II or Article III of this Agreement as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a particular date in which case any breach or inaccuracy of such representations and warranties shall be determined on and as of such date);

(ii)            any Indemnified Taxes;

(iii)           any breach of any Indemnifiable Covenant;

(iv)           the Pre-Closing Restructuring (including any Taxes arising therefrom but excluding any Losses arising out of or resulting from any Assumed Liabilities);

(v)            the Retained Business or Excluded Liabilities;

(vi)           the items set forth on Section 8.02(a)(vi) of the Disclosure Letter; and

(vii)          any DLL Floor Plan Financing Agreement, excluding (A) any Liability is expressly assumed in writing by the Companies, Purchaser or its Affiliates pursuant to Section 6.26 and (B) any Liability of the Companies arising out of or relating to the Companies’ participation in any DLL Floor Plan Financing Agreement following the Closing in respect of the Business (it being understood any agreed such exclusion shall not extend to any joint and several Liability of the Companies arising out of or relating to the participation of Seller or any of its Subsidiaries (other than the Companies) in any DLL Floor Plan Financing Agreement) (the “DLL Floor Plan Financing Matters”).

(b)             Seller shall not be liable to the Indemnified Parties for any Losses with respect to the matters contained in Section 8.02(a)(i) (other than with respect to breaches or inaccuracies of the Fundamental Representations) unless the Losses therefrom exceed an aggregate amount equal to $168,750 (the “Deductible”), and then only for Losses in excess of the Deductible and only up to an aggregate amount equal to $168,750 (the “Indemnification Cap”). Notwithstanding the foregoing, neither the Deductible nor the Indemnification Cap shall apply to any claims for Losses resulting from or arising out of (i) breaches of the Fundamental Representations, (ii) Indemnified Taxes, (iii) breaches of the Indemnifiable Covenants, (iv) any Taxes arising from, or any Excluded Liabilities transferred to or retained by the Companies in breach of, the Pre-Closing Restructuring (but excluding any Losses arising out of or resulting from any Assumed Liabilities), (v) the Retained Business or Excluded Liabilities, (vi) the matters set forth on Section 8.02(a)(vi) of the Disclosure Letter, (vii) any DLL Floor Plan Financing Matters, and (viii) Fraud. Seller shall not be liable to the Indemnified Parties for any Losses with respect to the matters contained in Section 8.02(a)(i) with respect to breaches of, or inaccuracies in, the Fundamental Representations or the matters contained in Section 8.02(a)(ii), Section 8.02(a)(iii), Section 8.02(a)(iv) or Section 8.02(a)(vi) in excess of the Final Closing Date Amount, except in the case of Fraud.

(c)             Any indemnification obligation of the Seller pursuant to Section 8.02(a)(i) (other than with respect to breaches or inaccuracies of the Fundamental Representations) shall be satisfied: (i) first, from the Indemnification Escrow Account until it has been exhausted, and (ii) second, by the R&W Insurer under the R&W Insurance Policy up until the point at which the coverage under the R&W Insurance Policy has been exhausted by virtue of the policy limit being exceeded or coverage being denied, which R&W Insurance Policy shall be Purchaser’s sole recourse for any such Losses above the Indemnification Cap.

(d)             Any indemnification obligation of Seller pursuant to Section 8.02(a)(i) with respect to Fundamental Representations and pursuant to Section 8.02(a)(ii) shall be satisfied: (i) first, from the Indemnification Escrow Account until it has been exhausted, (ii) second, to the extent the retention under the R&W Insurance Policy has not been fully eroded and subject to the other applicable limitations in this Article VIII, from Seller until the retention under the R&W Insurance Policy has been fully eroded, (iii) third, to the extent such claim is not expressly excluded by the R&W Insurance Policy, by the R&W Insurer under the R&W Insurance Policy up until the point at which the coverage under the R&W Insurance Policy has been exhausted by virtue of the policy limit being exceeded or coverage being denied after Purchaser has utilized reasonable best efforts to recover such Losses under the R&W Insurance Policy; and (iv) thereafter or to the extent such claim is excluded under the R&W Insurance Policy, and subject to the other applicable limitations in this Article VIII, directly from Seller.

Section 8.03           Third-Party Claim; Indemnification Procedures.

(a)             In the event that any claim, demand or complaint for which Seller may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (other than a Pre-Closing Tax Proceeding) (a “Third-Party Claim”), including with respect to any of the matters set forth on Section 8.02(a)(vi) of the Disclosure Letter, such Indemnified Party shall promptly notify Seller in writing of such Third-Party Claim, including, to the extent known, the amount or the estimated amount of damages sought thereunder, any other remedy sought thereunder, any relevant time constraints relating thereto, the Sections of this Agreement that are alleged to be breached (if any), and to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure actually and materially impairs the resolution of the Third-Party Claim or the defenses or other rights available to Seller with respect to such Third-Party Claim. If Seller fails to give notice to the Indemnified Party that it accepts or disputes its liability as to all or any portion of any such Third-Party Claim within thirty (30) days of receipt of the notice of such Claim Notice, Seller will be deemed to accept such Third-Party Claim, subject to the limitations set forth in this Article VIII.

(b)             The Seller shall have the right to elect (by notice in writing to the Indemnified Party within thirty (30) days after the Claim Notice with respect to a Third-Party Claim is delivered to Seller) to defend such Third-Party Claim, including any matter set forth on Section 8.02(a)(vi) of the Disclosure Letter, on behalf of the Indemnified Parties, at the Seller’s sole cost and expense, only if the Seller acknowledges in writing that it is obligated to indemnify the Indemnified Parties in respect of such Third-Party Claim (subject to the limitations set forth herein). Notwithstanding the foregoing, Seller shall not be entitled to control the defense of the Third-Party Claim (other than any matter set forth on Section 8.02(a)(vi) of the Disclosure Letter) if (i) the Third-Party Claim relates to or arises in connection with any criminal Action, indictment or allegation; (ii) the Seller’s assumption of the defense of the Third-Party Claim is reasonably likely to cause the Indemnified Parties to lose coverage under the R&W Insurance Policy; (iii) Purchaser or R&W Insurer is required to assume the defense of the Third-Party Claim pursuant to the R&W Insurance Policy; (iv) such claim seeks an injunction or equitable relief against the Indemnified Parties; (v) in the reasonable opinion of counsel to Purchaser, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Seller with respect to such Third-Party Claim or (B) it would be inappropriate for a single counsel to represent both the Seller and the Indemnified Party in connection with such Third-Party Claim under applicable standards of legal ethics; or (vi) the Indemnified Party reasonably determines that the Losses arising out of the Third-Party Claim are reasonably likely to exceed the applicable limit on the Seller’s Liability for such Losses under this Article VIII. If Seller elects to control the defense of a Third-Party Claim, the Indemnified Party shall make available to Seller and its agents and Representatives as reasonably requested all records and other materials that are reasonably required in the defense of such third party claim or demand and shall otherwise reasonably cooperate with and assist Seller in the defense of such Third-Party Claim, subject to the reimbursement of the reasonable out-of-pocket costs and expenses incurred by the Indemnified Party as a result of a request by Seller to so cooperate.

(c)             So long as Seller is defending such Third-Party Claim in good faith, the Indemnified Party shall not pay, settle or compromise such Third-Party Claim without the consent of Seller, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary herein, Seller shall not settle any such Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless: (i) the compromise or settlement does not involve any statement, finding or admission of any Liability or fault of, breach of Contract by, or violation of Law by, the Indemnified Party; (ii) the sole relief provided in the compromise or settlement is monetary damages that are paid in full by Seller and/or the R&W Insurance Policy and does not include any requirement that the Indemnified Party take or refrain from taking any actions other than compliance with any nondisclosure obligations related to the terms of such compromise or settlement contained in the compromise or settlement agreement or obligations relating to Contracts existing as of the Closing; (iii) the compromise or settlement includes an unconditional and irrevocable release of the Indemnified Party with respect to the subject matter of the Third-Party Claim; (iv) the settlement agreement includes a reasonable confidentiality obligation by the third party claimant of the terms of the settlement; (v) the Indemnified Party is an express third party beneficiary of the settlement agreement, entitled to enforce such settlement agreement; and (vi) the consent of the carrier of the R&W Insurance Policy is not required under the terms of the R&W Insurance Policy.

(d)             If Seller elects to defend such Third-Party Claim, the Indemnified Party shall have the right to participate in the defense of such Third-Party Claim, at its own expense. However, if Seller elects not to control the defense of the Third-Party Claim or is precluded from controlling the defense or otherwise loses its right or ability to control the defense of such Third-Party Claim, the Indemnified Party shall have the right to pay, compromise or defend such Third-Party Claim in its discretion (provided that the Indemnified Party shall not settle any such Third-Party Claim without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed, if Seller would be liable for any portion thereof), and the reasonable and documented out-of-pocket expenses related to the defense of such Third-Party Claim shall constitute Losses subject to the applicable limitations set forth in this Article VIII, and Seller shall make available to Purchaser any documents or other materials in Seller’s possession or control or in the control of its Affiliates and Representatives that may be reasonably necessary or otherwise reasonably relevant to the defense of such Third-Party Claim.

(e)             Purchaser and Seller shall reasonably cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant business records and other documents, and employees (including, if necessary, availability for depositions and testifying). Purchaser and Seller shall keep each other reasonably informed with respect to the status of such Third-Party Claim and shall use commercially reasonable efforts to avoid production of Confidential Information (consistent with applicable Law), and to cause all communications among Representatives representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges (if applicable).

(f)             If the R&W Insurer has the right under the R&W Insurance Policy to control and assume the defense of any such Third-Party Claim, and if the R&W Insurer so desires to control and assume the defense, such R&W Insurer shall be permitted to do so by providing written notice to Purchaser and Seller, and if such R&W Insurer delivers such written notice to Purchaser and Seller, neither Purchaser nor Seller shall be permitted to control and assume the defense of such Third-Party Claim as long as the defense of such Third-Party Claim is actively and diligently conducted by or on behalf of such R&W Insurer.

(g)             In the event an Indemnified Party becomes aware that it may have a right to indemnification pursuant hereto that is not based on a Third-Party Claim (a “Direct Claim”), such Indemnified Party shall promptly send a Claim Notice in respect of such Direct Claim to Seller; provided, that the failure by any Indemnified Party to so notify Seller shall not relieve Seller from any liability that it may have to such Indemnified Party with respect to any Direct Claim made pursuant to this Section 8.03(g). If Seller fails to give notice to the Indemnified Party that it accepts or disputes its liability as to all or any portion of any such Direct Claim within thirty (30) days of receipt of the notice of such Direct Claim, Seller will be deemed to accept such Direct Claim subject to the limitation set forth in this Article VIII.

(h)             The Indemnified Party agrees to provide reasonable supplementary documentation for all claims they make under this Article VIII upon request by Seller. If Seller gives notice to the Indemnified Party that it disputes its liability as to all or any portion of any Direct Claim or a Third-Party Claim, the Indemnified Party and the Seller shall use their good faith efforts to resolve any dispute that they may have with respect to such Direct Claim or Third-Party Claim. If such dispute is not resolved within forty-five (45) days following delivery of Seller’s notice that it disputes its liability with respect to such Direct Claim or Third-Party Claim, the Indemnified Party and the Seller may pursue any remedies available to such Parties including by submitting such dispute to litigation in a court of competent jurisdiction in accordance with the terms of Article X.

(i)             For avoidance of doubt, notwithstanding anything to the contrary in this Agreement, any Pre-Closing Tax Proceedings with respect to either Company shall be governed solely by the terms of Section 6.14, and not the terms of Section 6.23 or this Section 8.03.

Section 8.04           Damages Limitation. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VIII for any punitive or exemplary damages, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.

Section 8.05           Adjustments to Losses.

(a)             Except with respect to Losses (x) arising under or relating to the Retained Business or Excluded Liabilities, (y) arising under or relating to the Pre-Closing Restructuring, and (z) for Fraud, the Indemnified Party shall use reasonable best efforts to seek full recovery under the R&W Insurance Policy (including with respect to any Losses arising out of a breach of any Indemnifiable Covenant that would also reasonably be expected to be a breach of a representation and warranty) and any other insurance policy that would reasonably be expected to cover any Loss or from any other Person alleged to be responsible therefor to the same extent as they would if such Loss were not subject to indemnification hereunder (whether before or after Seller has made a payment to an Indemnified Party hereunder and in respect thereof); provided that in no event shall Purchaser have any obligation to commence any Action against the R&W Insurer or any other insurer. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any unaffiliated, third-party insurance policy, including the R&W Insurance Policy, or pursuant to any claim, recovery, settlement or payment by or against any other Person (net of any retentions, deductibles, co-insurance, retrospective premiums, or the actual out of pocket costs and expenses incurred in connection with securing or obtaining such proceeds) shall be deducted from such Loss. If Indemnified Parties recover any amounts in respect of Losses pursuant to the provisions of this Article VIII from any third party at any time after Seller paid all or a portion of such Losses to the Indemnified Parties pursuant to the provisions of this Article VIII, the Indemnified Party shall promptly (and in any event no later than five (5) Business Days after receipt) pay over to Seller the amount so received (not to exceed Seller’s prior payment, net of any retentions, deductibles, co-insurance, retrospective premiums, or the actual out of pocket costs and expenses incurred in connection with securing or obtaining such proceeds).

(b)             With respect to any Losses with respect to any DLL Floor Plan Financing Matter, Losses shall be determined net of the fair market value of any equipment, parts or inventory required to be repurchased under the DLL Floor Plan Financing Arrangements, as determined by the Purchaser, acting reasonably and in good faith in consultation with Seller.

Section 8.06           Payments. Seller shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than ten (10) Business Days following any Final Determination of such Loss and Seller’s liability therefor.

Section 8.07           Characterization of Indemnification Payments. Except as otherwise required by Law, all payments made by Seller to an Indemnified Party in respect of any claim pursuant to this Article VIII hereof shall be treated as adjustments to the Purchase Price for U.S. federal and applicable state and local tax purposes.

Section 8.08           Mitigation. Each Indemnified Party shall, and shall cause its Affiliates and Representatives to, take reasonable steps under the circumstances to mitigate any indemnifiable Loss to the extent mitigation is required and applicable under applicable Law.

Section 8.09           Duplication of Expenses/Liabilities. Any Transaction Expense, Indebtedness, Liability, Loss, Action, claim, Tax, or other offset or purchase price adjustment shall only be counted once and shall not be duplicated for purposes of any calculation under this Agreement where such duplication shall have the effect of any over-payment or under-payment by a party if such Transaction Expense, Indebtedness, Liability, Loss, Action, claim, Tax, or other offset or purchase price adjustment shall have only been counted once. Furthermore, Seller shall have no indemnification obligations for any Losses related to, arising out of or resulting from any of the items of Indebtedness set forth on Section 10.02(b) of the Disclosure Letter, solely to the extent such items have actually been taken into account in the determination of the Purchase Price.

Section 8.10           Remedies. With the exception of claims based upon Fraud, the final determination of the Purchase Price pursuant to Section 1.04 and any covenant or agreement to be performed by Seller or its Affiliates after the Closing, the indemnification provisions under Section 6.02(b), Section 6.07 and Section 6.22 and this Article VIII will be the sole and exclusive remedy of Purchaser and the Indemnified Parties from and after the Closing with respect to claims, Losses or other damages under or relating to the subject matter of this Agreement (it being understood that nothing in this Section 8.10 or elsewhere in this Agreement will affect Purchaser’s rights to equitable remedies to the extent available). Notwithstanding the foregoing, nothing in this Agreement shall limit the remedies of Purchaser under the Transition Services Agreement, the Restrictive Covenant Agreement, the Escrow Agreement or any other Ancillary Document or in the case of Fraud.

Article IX
TERMINATION

Section 9.01           Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)             by mutual written consent of Seller and Purchaser;

(b)             by either Seller or Purchaser, by written notice to the other:

(i)             if the Closing has not occurred on or before March 1, 2027 (the “Outside Date”); provided that (1) if, on the Outside Date, all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, provided such conditions are then capable of being satisfied) other than the conditions set forth in Section 7.02(f) or Section 7.02(g), the Outside Date shall automatically be extended by thirty (30) days, and such date, as so extended, shall be the “Outside Date” for all purposes hereunder, (2) a party shall not have the right to terminate this Agreement pursuant to this Section 9.01(b)(i) if such party (or either Company, if Seller is the terminating party) has failed to fulfill any covenant, obligation or agreement under this Agreement, which failure has been the primary cause of, or resulted in, the failure of the Closing to occur, and (3) neither party shall have the right to terminate this Agreement pursuant to this Section 9.01(b)(i) during the pendency of an Action by the other party for specific performance to consummate the Transactions (including to effect the Closing) pursuant to Section 10.11, and the Outside Date shall automatically be extended until the date that is ten (10) Business Days following the entry of a final and nonappealable Order in such Action;

(ii)            if any court having competent jurisdiction or other Governmental Entity has issued, enacted, entered, promulgated or enforced any Law or Order prohibiting, enjoining, restraining, making illegal or otherwise preventing the consummation of the Transactions and, in the case of an Order, such Order shall have become final and nonappealable; or

(c)             by Purchaser, if either Seller or either Company shall have breached any of its representations or warranties or failed to perform any of its covenants, obligations or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 7.02 to be satisfied as of the Closing and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Seller shall not have cured the breach or failure to perform on or prior to the earlier of (A) the date that is three (3) Business Days prior to the Outside Date and (B) thirty (30) calendar days following receipt by Seller of written notice of such breach or failure to perform from Purchaser; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Purchaser is then in breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that the conditions set forth in Section 7.03 would not be satisfied; or

(d)             by Seller, if Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants, obligations or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 7.03 to be satisfied as of the Closing and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Purchaser shall not have cured the breach or failure to perform on or prior to the earlier of (A) the date that is three (3) Business Days prior to the Outside Date and (B) thirty (30) calendar days following receipt by Purchaser of written notice of such breach or failure to perform from Seller; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Seller is then in breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that the conditions set forth in Section 7.02 would not be satisfied; or

Section 9.02           Effect of Termination. In the event of a valid termination of this Agreement by either Seller or Purchaser as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party or any of their respective Affiliates, other than Section 6.08(a), this Section 9.02 and Article X and the Confidentiality Agreement, all of which shall survive such termination; provided, however, that the termination of this Agreement shall not relieve any party from any liability to any other party (a) as a result of any Willful Breach of this Agreement prior to such termination or (b) for Fraud committed by such party prior to such termination. For purposes of this Agreement, “Willful Breach” shall mean an action or failure to act by one of the parties that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge or intention that such action or failure to act could be expected to constitute a material breach of this Agreement, and such breach (i) resulted in, or materially contributed to, the failure of any of the conditions set forth in Article VII to be satisfied or (ii) resulted in, or materially contributed to, the Closing not being consummated at the time the Closing would have occurred pursuant to Section 1.02. Nothing in this Section 9.02 shall be deemed to impair the right of any party to seek liability for any breach of this Agreement prior to the termination hereof, including to compel specific performance by any other party of its obligations under this Agreement in accordance with Section 10.11.

Article X
GENERAL PROVISIONS

Section 10.01           Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email (provided that the sender of such email does not receive a “bounce back” or similar message indicating delivery failure), or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a)             if to Purchaser, to:

Komatsu America Corp.

8770 W Bryn Mawr Ave, Suite 100

Chicago, IL 60631

Attention:           Business Development Group; General Counsel

Email:                  ***

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention:           Aaron J. Meyers; Kelsey Nussenfeld

Email:                  ***

(b)             if to Seller, to:

Astec Industries, Inc.

1725 Shepherd Road

Chattanooga, TN 37421

Attention: Terrell Gilbert

General Counsel and Secretary

***

with a copy to (which shall not constitute notice):

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

Attention:           Kyle G. Healy; Matthew S. Strumph

Email:                  ***

Section 10.02           Definitions. For purposes of this Agreement:

“Accounting Principles” means the accounting methods, policies, practices, procedures, classifications, judgments, and estimated methodologies set forth on Exhibit A.

“Accrued Taxes” means an amount (which shall not be less than zero in any applicable jurisdiction) equal to the aggregate current unpaid income Taxes of the Companies for any Pre-Closing Tax Period; provided that the calculation of Accrued Taxes shall (i) be prepared in accordance with the past practices of the Companies in filing Income Tax Returns and paying Income Taxes, as applicable, unless otherwise required by applicable Law or with respect to Income Taxes arising in connection with a final assessment pursuant to a Tax Proceeding or Income Taxes with respect to new business activity beginning on or after January 1, 2026 for which there is no established Tax Return filing practice, (ii) be determined in accordance with Section 6.14(d) in the case of any Straddle Period, and (iii) take into account any estimated, prepayments, overpayments or deposits of Income Tax.

“Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture, partnership or other strategic investment in or involving either Company or other similar transaction involving the acquisition of any Equity Interests of either Company (whether directly or indirectly) or an acquisition of all or substantially all of the assets of either Company or the Business, in each case other than the Transactions.

“Action” means any claim, suit, action, audit, proceeding, litigation, lawsuit, charge, investigation, inquiry or arbitration by or before a Governmental Entity.

“Affiliate” or “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of this definition, “control” of a person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such person, whether by Contract or otherwise.

“Ancillary Documents” means the agreements, certificates and other documents being executed or delivered in connection with this Agreement and the Transactions, including the Escrow Agreement, the Restrictive Covenant Agreement and the Transition Services Agreement.

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption, bribery and money laundering, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Assumed Liabilities” means any liabilities of Seller and its Subsidiaries (other than the Companies) to the extent related to the Business Assets (only to the extent not already held or assumed by either Company), but excluding any liabilities contemplated by this Agreement to be retained by Seller or any of its Affiliates and excluding those liabilities set forth on Section 10.02(x) of the Disclosure Letter (it being understood that such liabilities shall be deemed to constitute Excluded Liabilities for all purposes of this Agreement).

“Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, commission, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, welfare, dependent care assistance, tuition reimbursement, educational assistance, employee assistance program, relocation, sabbatical, loan, disability, sick pay, holiday, vacation, employment, consulting, personal services, severance, change of control, retention, transaction bonus, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, equity or equity-based, profits interest, tax gross-up, fringe benefit, or other compensation or benefit plan, fund, policy, program, practice, scheme, agreement or arrangement of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) that is (a) sponsored, maintained or contributed to (or required to be contributed to) by Seller or either Company (or to which Seller or either Company is a party) and that covers or benefits any Business Employee or Business Service Provider (or any spouse, domestic partner, dependent, or beneficiary of any such individual), or (b) with respect to which either Company has or could reasonably be expected to have any current or future liability or obligation, including any employment agreement, offer letter, bonus, severance, change of control, consulting or similar agreement between either Company, on the one hand, and any Business Employee, Former Business Employee, Business Service Provider or Former Business Service Provider on the other hand.

“Business” means the business, as conducted by Seller and its Subsidiaries (including the Companies), as of the Closing and in the twelve (12) months prior to the Closing, of (a) the design, engineering, manufacturing, marketing and provision of (i) road construction asphalt pavers, soil stabilizers, material transfer vehicles and cold planers, in each case, for asphalt road building and construction activities related to asphalt road building, and (ii) parts designed primarily for or primarily intended for use in, or for the maintenance, repair, replacement or modification of, such products and (b) the design, development, marketing, licensing, provision, operation, distribution, maintenance and support of the proprietary telematics and remote diagnostics platform known as “Guardian Telematics” specifically designed for use in the products described in clause (a)(i). For the avoidance of doubt, the Business shall not include the Retained Business.

“Business Assets” means all assets, properties and rights primarily used in, or primarily relating to, the operation of the Business, but excluding those assets, properties or rights set forth on Section 10.02(x) of the Disclosure Letter (it being understood that such assets, properties and rights shall be deemed to constitute Excluded Assets for all purposes of this Agreement).

“Business Day” means any day on which national banking institutions in New York, Tennessee and Tokyo are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means (a) each employee of either Company as of the date hereof (other than any employee listed on Section 10.01(c) of the Disclosure Letter whose employment will be transferred to Seller or any of its Subsidiaries (other than the Companies) prior to Closing), including each such employee who as of the Closing Date is on a leave of absence (including medical leave, military leave, workers compensation leave and short-term and long-term disability) or vacation, (b) each employee of Seller or any of its Subsidiaries (other than either Company) who is listed on Section 6.07(e) of the Disclosure Letter and whose employment will be transferred to one of the Companies prior to the Closing and (c) each individual who becomes an employee of either Company after the date hereof and prior to the Closing in accordance with Section 5.01.

“Business Service Provider” means each individual independent contractor, consultant, advisor, agent or other individual service provider (other than any employee) of (i) either Company or (ii) of Seller or any of its Affiliates (other than the Companies) who primarily provides services to the Business, as opposed to the Retained Business, as of the date hereof.

“Business Intellectual Property” means collectively (i) the Owned Intellectual Property, (ii) the Licensed Intellectual Property and (iii) Seller Intellectual Property.

“Business Records” means all data, information and records of the Business on whatever media and wherever located.

“Cash” means all cash, cash equivalents and marketable securities (that would convert into cash within ninety (90) days) held by the Companies and determined in accordance with the Accounting Principles held in deposit, checking, savings, brokerage or other similar accounts. For avoidance of doubt, the calculation of Cash will (a) be reduced by issued but uncleared checks and drafts written or issued by either Company as of the Reference Time, (b) be reduced by ACH transactions and other wire transfers and drafts sent by either Company that have been issued but remain outstanding as of the Reference Time, (c) be reduced by bank overdrafts and negative cash balances in other accounts, (d) be increased by including checks and drafts received by either Company or deposited for the account of either Company as of the Reference Time and (e) will exclude any Restricted Cash; provided that the reductions in clauses (a) and (b) shall apply only to the extent the corresponding payable has been relieved from Current Liabilities, and the increase in clause (d) shall apply only to the extent the corresponding receivable has been relieved from Current Assets, in each case so that no item is counted in both Closing Cash and Closing Working Capital.

“Change of Control Payments” means all transaction, sale, success, stay, change of control, bonus, severance, retention (including, for the avoidance of doubt, the Retention Bonuses), commission, payment obligation, deferred compensation, phantom equity, synthetic equity or other similar arrangement or payments (including acceleration thereof, whether or not such payments would otherwise become due at a later date, and any gross-up, indemnification or reimbursement payments with respect thereto) due or payable by either Company or the Business to any Business Employee, Former Business Employee, Business Service Provider, Former Business Service Provider or any officer, director or manager of either Company in whole or in part, whether automatically, with the passage of time or otherwise, solely as a result of, or in connection with, the consummation of the Transactions (but for the avoidance of doubt no “double trigger” payments shall be included as Change of Control Payments solely to the extent payable as a result of both (x) the consummation of the Transactions and (y) a termination of employment or engagement occurring after the Closing that is effected by Purchaser or its Affiliates or a resignation for “good reason” (or similar concept) occurring after the Closing), in each case, together with the employer’s share of any payroll or similar Taxes attributable to such payments, obligations or benefits. Notwithstanding the foregoing, (a) in no event shall any payments made pursuant to any agreement or arrangement entered into by Purchaser (or by either Company at the express direction of Purchaser) on or following the date of this Agreement or as a result of any termination of any Business Employee or Business Service Provider at (in each case, solely if at the direction of Purchaser) or following the Closing be considered Change of Control Payments or otherwise reflected as a liability of either Company in calculating Closing Working Capital hereunder and (b) in no event shall the value of any Seller Equity Award (including any acceleration thereof) be considered Change of Control Payments, solely to the extent such award is settled by Seller or its Affiliates (other than the Companies) without any cost, reimbursement, recharge or other Liability to either Company, Purchaser or any of Purchaser’s Affiliates, provided that the employer’s share of any payroll or similar Taxes, and any other cost or Liability borne or incurred by either Company, Purchaser or any of Purchaser’s Affiliates, whether before or after the Closing, in respect of any Seller Equity Award shall constitute Change of Control Payments.

“Closing Cash” means the aggregate amount of Cash as of the Reference Time (but giving effect to any Cash dividends or distributions and any uses of Cash to pay Indebtedness or Transaction Expenses, in each case made concurrently with the Closing).

“Closing Indebtedness” means the aggregate amount of Indebtedness, on a consolidated basis (including principal, interest, prepayment penalties or fees, premiums, breakage amounts or other amounts payable in connection with prepayment), that remains unpaid as of the Closing (but giving effect to any uses of Cash to repay Indebtedness concurrently with the Closing).

“Closing Working Capital” means (a) Current Assets as of the Reference Time minus (b) Current Liabilities as of the Reference Time, each as calculated in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any Benefit Plan that is sponsored or maintained by either Company (and not by Seller or any of its Affiliates other than the Companies).

“Contract” means any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation, whether written or oral, in each case that is legally binding.

“Current Assets” means the current assets (limited to the line items designated as Closing Working Capital in the Sample Balance Sheet Calculation) of the Companies, but excluding (a) Cash, (b) any income tax assets, and (c) receivables from Seller or any of its Affiliates, in each case determined in accordance with the Accounting Principles.

“Current Liabilities” means the current liabilities (limited to the line items designated as Closing Working Capital in the Sample Balance Sheet Calculation) of the Companies, but excluding (a) Transaction Expenses, (b) payables by either Company to Seller or any of its Affiliates, (c) any income tax liabilities, and (d) any Indebtedness, in each case determined in accordance with the Accounting Principles.

“Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser in connection with the execution and delivery by the parties of this Agreement. The Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of this Agreement to the extent it is reasonably apparent upon reading the disclosure contained in such section of the Disclosure Letter, without independent knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to such other numbered and lettered Section.

“Environmental Laws” means any Laws relating to the protection of the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata), natural resources or, as it relates to exposure to any hazardous or toxic substance present in the environment or workplace, human health and safety, or the disposal, generation, handling, labeling, management, manufacture, registration, storage, transportation, treatment, use, threatened Release or Release of or exposure to Hazardous Materials, including but not limited to: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Toxic Substances and Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300(f) et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as well as their applicable State and local counterparts, and all amendments and regulations adopted thereto.

“Environmental Permits” means all permits, Operating Permits, licenses, franchises, certificates, approvals, registrations and other similar authorizations by Governmental Entities relating to or required by Environmental Laws.

“Equity Interests” means, with respect to any Person, any share, unit, capital stock, limited liability company interest, membership interest, partnership interest or similar interest or other indicia of equity or equity-like ownership (including any option, warrant, profits interests or similar right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing, including any phantom interest) in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person or trade or business (whether or not incorporated) that, together with either Company, is (or at any relevant time has been or would be) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“Escrow Agent” means Citigroup, N.A.

“Escrow Agreement” means an escrow agreement by and among the Escrow Agent, Purchaser and Seller providing for the receipt, holding, investment and release of the Indemnification Escrow Amount.

“Ex-Im Laws” means all applicable U.S. and non-U.S. laws relating to export, reexport, transfer, and import controls, including, without limitation, the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service and any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable.

“Excluded Assets” means (a) all assets, properties and rights of Seller and its Subsidiaries (other than Business Assets) that are primarily related to the Retained Businesses, (b) all other assets, properties and rights of Seller and its Subsidiaries (other than the Companies) that are not Business Assets, and (c) those assets, properties or rights set forth on Section 10.02(x) of the Disclosure Letter.

“Excluded Liabilities” means (a) any and all Liabilities arising from or relating to the Retained Business or Excluded Assets, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable or on or off-balance sheet, whether prior to, at or following the Closing and (b) those liabilities set forth on Section 10.02(x) of the Disclosure Letter.

“Excluded Service Provider” means any current or former employee, director, officer, consultant or other service provider of Seller or any of its Affiliates (other than Business Employees and Business Service Providers), including, for the avoidance of doubt, any such individual who performed services at or was physically located at any facility of either Company.

“Final Closing Date Amount” means an amount equal to:

(a)             the Purchase Price; plus

(b)             Closing Cash; plus

(c)             the amount by which the Closing Working Capital exceeds the Target Working Capital, if any (which shall not be a negative number); minus

(d)             the amount by which the Target Working Capital exceeds Closing Working Capital, if any (which shall not be a negative number); minus

(e)             the Indemnification Escrow Amount; minus

(f)              Closing Indebtedness; minus

(g)             Transaction Expenses.

“Final Determination” means with respect to a dispute between the parties, when (a) the parties to the dispute have entered into an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

“Financial Statements” means the following financial statements: (i) the unaudited balance sheet of the Companies as of December 31, 2024 and December 31, 2025 and the related statements of operations for the year then ended (the “Annual Financial Statements”), and (ii) the unaudited balance sheet of the Companies as of July 31, 2026 and the related statements of operations for the 7-month period then ended (the “Most Recent Financial Statements”).

“Former Business Employee” means any individual who was formerly employed by either Company or, primarily with respect to the Business (as opposed to the Retained Business), by Seller or any of its Subsidiaries, in each case, at any time prior to the Closing.

“Former Business Service Provider” means any individual who was formerly engaged as an independent contractor, consultant, advisor, agent or other individual service provider (other than any employee) by either Company or, primarily with respect to the Business (as opposed to the Retained Business), by Seller or any of its Subsidiaries, in each case, at any time prior to the Closing.

“Fraud” means actual, intentional and knowing common law fraud under Delaware law with respect to the making of any of the representations and warranties set forth in this Agreement (as qualified by the Disclosure Letter) or any certificate delivered in connection with this Agreement, and specifically excluding equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, unjust enrichment, or any torts (including fraud) or other claim based on negligence or recklessness (including based on constructive knowledge or negligent misrepresentation) or any other equitable claim.

“Fundamental Representations” means the representations and warranties of Seller and the Companies set forth in Section 2.01 (Organization), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Securities), Section 2.06 (Brokers), Section 3.01(a) (Organization and Good Standing), Section 3.02 (Capitalization), Section 3.03 (Company Subsidiaries) and Section 3.26 (Brokers).

“GAAP” means generally accepted accounting principles in the United States in effect at the time of the applicable financial statement or accounting record.

“Governmental Entity” means any (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) federal, state, provincial, local, foreign or other government; (c) any court, arbiter (public or private), administrative agency, tribunal, commission or other governmental authority, instrumentality or tribunal or any other regulatory, administrative or other agency, whether domestic, multinational or foreign, including any subdivision thereof; and (d) any professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.

“Hazardous Materials” means (a) any substances defined, classified or regulated as “hazardous substances,” “hazardous materials,” “hazardous chemicals,” “hazardous wastes,” “toxic substances,” or words of similar import, pursuant to any Environmental Law or for which liability or standards of care or a requirement for investigation or remediation are imposed under Environmental Law, (b) petroleum or any fraction thereof and (c) asbestos, polychlorinated biphenyls, radon gas, radioactive materials or wastes, per or polyfluoroalkyl substances (PFAS), toxic mold, and urea formaldehyde insulation.

“Improvements” means all buildings, structures, fixtures and other improvements included in the Owned Real Property and Leased Real Property.

“Inbound Licenses” means, collectively, any Contract (including covenants not to sue) (i) to which either Company is a direct party and pursuant to which either Company is authorized or otherwise permitted to access or exploit any other Person’s Intellectual Property, or (ii) to which Seller or its Affiliates other than either Company (in respect of the Business) is a direct party and pursuant to which Seller or such Affiliate is authorized or otherwise permitted to access or exploit any other Person’s Intellectual Property and such Intellectual Property on Closing is used or held primarily for use in the Business, in each case including any Contract which grants a right to access or practice such Intellectual Property in the form of services, such as a Software as a services Contract or a cloud services Contract.

“Income Taxes” means any Taxes imposed on or measured by reference to overall gross or net income, profits, receipts, and franchise, net worth, capital gains and similar Taxes.

“Income Tax Return” means any Tax Return for Income Taxes.

“Indebtedness” means, with respect to the Companies as of any applicable time of determination and without duplication, (a) all indebtedness of the Companies for borrowed money, (b) all obligations of the Companies evidenced by notes, bonds, debentures or similar instruments, (c) all indebtedness created or arising under (i) any conditional sale or other title retention agreement with respect to property acquired by either Company (to the extent applicable conditions to such payment are satisfied (other than the passage of time)) or (ii) any deferred purchase price of property or services (including deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise, including “earn-out” or similar payments or obligations, in each case, calculated at the maximum amount payable with respect thereto, but excluding trade payables incurred in the Ordinary Course of Business), (d) any Liabilities under capital or finance leases that must be in accordance with GAAP, or have been in the Financial Statements, recorded as capital or finance leases in respect of which a Company is liable as lessee, (e) all obligations in respect of banker’s acceptance, letters of credit or similar facilities, to the extent drawn, (f) all deferred compensation, severance obligations payable to any current or former employee or service provider of either Company (i) whose employment or other service provider arrangement is terminated prior to the Closing or (ii) who has received or been provided notice of termination from or on behalf of either Company prior to the Closing (and not at the direction of the Purchaser) unless Purchaser notifies Seller in writing prior to the Closing that such individual is to be retained by either Company following the Closing, in each case, together with the employer’s share of any payroll or similar Taxes attributable to such payments, obligations or benefits, (g) all monetary payment obligations in respect of any settlement agreements, (h) any Liabilities of others secured by a Lien (other than Permitted Liens) on assets of either Company, (i) any declared or accrued but unpaid dividends or distributions to Seller and any other amounts owed by either Company to Seller or any other current or former holder of Equity Interests of either Company or to any such holder’s Affiliates or beneficiaries (other than, in the case of employees or other service providers, salary, wages or bonuses or other compensatory payments), (j) any Accrued Taxes, (k) any Liabilities (i) for unfunded or underfunded Benefit Plans that are pension, supplemental retirement, nonqualified deferred compensation, retiree health, retiree welfare or other post-termination or post-retirement benefit plans or arrangements, (ii) for any withdrawal liability (actual or contingent) under any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) and (iii) for the employer’s share of any payroll or similar Taxes attributable to amounts described in clauses (k)(i)–(k)(ii), (l) the items set forth on Section 10.02(b) of the Disclosure Letter, with the amount of such items included as “Indebtedness” determined in the manner set forth opposite such items on Section 10.02(b) of the Disclosure Letter, and (m) any obligations in respect of guarantees of indebtedness or obligations of a type described in clauses (a)-(l) other than with respect to any guarantees that will be released at or prior to Closing, and (m) any principal, premium, accrued and unpaid interest, prepayment penalties, fees and other expenses, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith owed with respect to the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include any operating leases or Current Liabilities.

“Indemnification Escrow Amount” means $168,750.

“Indemnified Taxes” means, without duplication, (a) any and all Taxes of either Company (or for which either Company may be liable) relating or attributable to any Pre-Closing Tax Period (determined in accordance with Section 6.14(d) for any Straddle Period), (b) any and all Taxes of Seller, (c) any and all Taxes (or the nonpayment thereof) of any Person for which either Company is liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of Law) or as a result of being a member of any other combined, consolidated, unitary or similar group filing a combined, consolidated, unitary or other similar Tax Return, as a transferee or successor, by Contract, or otherwise, in each case, to the extent the relationship or transaction giving rise to such Liability is attributable to a Pre-Closing Tax Period and (d) any portion of any Transfer Taxes for which Seller is liable pursuant to Section 6.13. Indemnified Taxes shall exclude Taxes to the extent such Taxes were included as a reduction of the Purchase Price through Closing Working Capital or Closing Indebtedness.

“Independent Expert” means Grant Thornton or, if Grant Thornton is unwilling or unable to serve, such other firm of nationally recognized independent accountants as may be mutually selected by Purchaser and Seller.

“Infringe” and its cognates mean that a given item, information, or activity infringes (directly or indirectly), misappropriates, dilutes or constitutes unauthorized use or disclosure of, or otherwise violates or conflicts with any Intellectual Property, or unfairly competes with any Person, or otherwise constitutes unfair trade practices or false advertising, or an assertion of any of the foregoing.

“Initial Closing Date Amount” means

(a)             the Purchase Price; plus

(b)             Estimated Cash; plus

(c)             the amount by which Estimated Working Capital exceeds the Target Working Capital, if any (which shall not be a negative number); minus

(d)             the amount by which the Target Working Capital exceeds Estimated Working Capital, if any (which shall not be a negative number); minus

(e)             the Indemnification Escrow Amount; minus

(f)              Estimated Closing Indebtedness; minus

(g)             Estimated Transaction Expenses.

“Intellectual Property” means, collectively: (a) all intellectual property rights or similar proprietary rights (anywhere in the world, whether statutory, common law, registered, unregistered, registrable, or otherwise arising by Law), with respect to the following: (i) patents (whether utility or design), patent disclosures and applications therefor, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions; (ii) copyrights, copyrightable works and works of authorship, and registrations and applications therefor, and “moral” rights; (iii) domain name registrations, social networking and media accounts and handles; (iv) trademarks, trade dress, trade names, corporate names, logos, slogans, symbols and service marks, together with the goodwill symbolized by or associated with any of the foregoing and any applications, registrations and renewals therefor (“Trademarks”); (v) Trade Secrets; and (vi) Software; and (b) all claims, causes of action and rights to sue for past, present and future Infringement or misappropriation of the foregoing, and all proceeds, rights of recovery and revenues arising from or pertaining to the foregoing.

“Intellectual Property Agreement(s)” means, individually or collectively, Inbound Licenses and Outbound Licenses.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of any of the Persons set forth in Section 10.02(c) of the Disclosure Letter under the caption “Knowledge of Seller”, in each case, after reasonable inquiry of their direct reports.

“Law” means any foreign, federal, state, provincial, local, multinational or foreign statute, law (including common law), act, Order, code, ordinance, rule, treaty, regulation, administrative ruling or executive order issued by or promulgated by or under the authority of any Governmental Entity.

“Leased Real Property” means all real property that is not owned in fee simple by a Company that such Company either leases, licenses, subleases, occupies or uses or has the right to occupy or use, together with all Improvements thereon (including construction in progress) and appurtenances thereto located on such real property.

“Liability” or “Liabilities” means any and all debts, liabilities, obligations, deficiency, penalty, or other loss, cost or expense of any nature, whether asserted or unasserted, accrued, unaccrued or fixed, known or unknown, absolute or contingent, matured or unmatured or, determined or unliquidated, in each case, and whether due or to become due.

“Licensed Intellectual Property” means all Intellectual Property licensed to either Company by a third party other than an Affiliate of either Company.

“Liens” means pledges, liens, mortgages, encumbrances, security interests, deeds of trust, conditional sales and title retention agreements (including any lease in the nature thereof), options (including any right to acquire, right of first refusal, right of pre-emption or conversion), adverse claims or restrictions, covenants, encumbrances, easements or charges or restrictions of any kind whatsoever.

“Losses” means any damages, losses, injury, diminution in value, Taxes, judgments, awards, settlements, fines, interest, penalties, charges, costs (including reasonable out of pocket investigation and enforcement costs) and expenses (including reasonable attorneys’ fees), except to the extent such Losses are excluded or limited by Section 8.04.

“Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “Effect”) that, either alone or in combination with any other Effect, has or is reasonably likely to have a material adverse effect on (a) the ability of Seller and/or either Company to consummate the Transactions or otherwise to comply with and perform their respective covenants and other obligations contemplated by this Agreement or (b) the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Companies, taken as a whole, or the Business; provided, however, that a Material Adverse Effect will not include or be deemed to result from any Effect, either alone or in combination with any other Effect, directly or indirectly, arising out of, resulting from or attributable to, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) any Effect generally affecting (A) the economy or political, social, regulatory, business, economic, financial, credit, commodity or capital market conditions in the United States or in any other country or region in which the Business operates, including changes in interest or exchange rates, monetary policy or inflation, or (B) the industries in which the Business operates, including changes in the pricing of goods or services, labor conditions, or supply chain disruptions; or (ii) to the extent arising out of, resulting from or attributable to (A) the negotiation, execution or announcement in accordance with the terms hereof of this Agreement or the Ancillary Documents, or the pendency of the Transactions, including any Action resulting therefrom, any reduction in revenues resulting therefrom, any impact on relationships with Governmental Entities, suppliers, customers, distributors, employees, financing sources, partners or similar relationships resulting therefrom (provided, that the exceptions in this clause (ii)(A) will not apply with respect to the representations or warranties set forth in Section 2.03, Section 3.01(d), Section 3.01(e), Section 3.01(f), the last sentence of Section 3.10(b), Section 3.11(g), Section 3.11(h), Section 3.13(c), the last sentence of Section 3.13(l) (or the condition in Section 7.02(a) or Section 7.02(b), as applicable, to the extent related thereto), (B) any change resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates, (C) the compliance with the terms of this Agreement, the Ancillary Documents (as if in effect) or the Pre-Closing Restructuring, or the taking of any action (or the omission of any action) expressly required by this Agreement or otherwise at the request of Purchaser, (D) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, sabotage or terrorism, global health conditions (including any epidemic, pandemic or other health related emergency or Governmental Entity response thereto) or other international or national calamity or any worsening or escalation of such conditions, (E) any hurricane, tropical storm, tropical depression, earthquake, flood, fire or other natural disaster, acts of God, weather-related events, force majeure events or other comparable events, (F) any adoption or implementation of, or change in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (G) changes in GAAP or in accounting standards after the date of this Agreement, (H) any failure in and of itself by the Business to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchaser or any of its respective Representatives, (I) any seasonality in the Business, or (J) any action taken or omitted to be taken by Purchaser or its Affiliates in breach of this Agreement or with respect to the Companies or the Business; provided that clause (ii)(H) shall not prevent a determination that any Effect underlying such failure to meet estimates or other indicia of performance has resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); provided, further, that, with respect to clause (i) or clauses (ii)(D), (E), (F) or (G) only to the extent that such effect does not have a disproportionate adverse effect on the Companies, taken as a whole, or the Business compared to other participants in the industries in which either Company or the Business operates (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether there has been or will be a Material Adverse Effect).

“Named Employee” means certain employees of the Companies identified on Section 10.02(f) of the Disclosure Letter.

“Offering” means individually and collectively all products and service offerings that are marketed, offered, sold, distributed, made commercially available, or otherwise provided by either Company.

“Off-the-Shelf Software” means any Software, data, or hosted service (including computer Software provided as a service) that is generally available on a commercial basis by a “shrink-wrap,” “click-wrap,” “click-through,” “browse-wrap,” “off-the-shelf,” or other generally-available end-user non-exclusive license of standard and reasonable terms that in each case is not customized.

“Open Source Materials” means, any Software or other materials that are licensed, distributed or conveyed: (a) as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model (including under any Contract that is, or is substantially similar to, a license that meets the Open Source Definition (www.opensource.org/osd.html) or Free Software Definition (www.gnu.org/philosophy/free-sw.html)), or (b) under a Contract that obligates the recipient, user or distributor of the Software or other materials: (i) to disclose, distribute or provide Software source code or other materials; (ii) to permit another Person to access, modify, make derivative works of, or reverse-engineer such Software or other content; or (iii) to grant to others any Intellectual Property or other rights or imposes a non-assertion obligation on such person with respect to any recipient, users or distributors of the Software or other materials.

“Order” means any rule, regulation, judgment, writ, injunction, decree, order, permit, license or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter (in each case, without regard to whether (a) any time period for appealing, or requesting a rehearing or reconsideration with respect to, such Order has expired or (b) an appeal or request for rehearing or reconsideration has been filed with respect to such Order).

“Ordinary Course of Business” means an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business and consistent with past practice.

“Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or that govern its internal affairs. For example, the “Organizational Documents” of a corporation would be its articles of incorporation (or certificate of incorporation, as applicable) and bylaws, the “Organizational Documents” of a limited partnership would be its certificate of formation and limited partnership agreement and the “Organizational Documents” of a limited liability company would be its certificate of formation and operating agreement (or limited liability company agreement, as applicable).

“Outbound License(s)” means, any Contract (including covenants not to sue) pursuant to which Seller or its Affiliates (to the extent primarily used in, or primarily relating to, the operation of the Business) including either Company authorizes or otherwise permits any other Person to access or exploit any Business Intellectual Property, but excluding any non-exclusive Contract with a customer entered into in the Ordinary Course of Business.

“Owned Intellectual Property” means all Intellectual Property owned by, or purported to be owned by, either Company.

“Permitted Liens” means any (a) mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the Ordinary Course of Business (i) that relate to obligations that are not delinquent or that are being timely contested in good faith by appropriate proceedings, (ii) for which adequate reserves have been established and (iii) that are not, individually or in aggregate material to the Business, (b) solely with respect to tangible personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, (c) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Financial Statements, (d) easements, covenants, conditions, rights-of-way leases, restrictions and other similar charges and encumbrances or other minor title defects of public record on, over or in respect of any Owned Real Property or Leased Real Property that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the Business as presently conducted, (e) zoning, building, land use and other similar Laws to the extent that such Laws would not individually or in the aggregate materially impair the continued use and operations of the assets to which they relate in the Business as presently conducted, (f) Liens that have been placed by any developer, owner, landlord or other third party either on any Owned Real Property or Leased Real Property or on any property that either Company has easement rights, or any subordination or similar agreements relating thereto to the extent such Liens are not the result of a breach by either Company of any Real Property Lease or other Contract affecting such real property, and would not individually or in the aggregate impair the continued use and operations of the assets to which they relate in the Business as presently conducted, (g) nonexclusive licenses of Intellectual Property granted to customers in the Ordinary Course of Business, (h) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (i) Liens placed by landlords or lessors on any properties or assets owned by them and leased to a third party that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the Business as presently conducted, (j) Liens to secure landlords or lessors pursuant to the terms of any lease or license set forth in Section 3.15(a) of the Disclosure Letter, (k) transfer restrictions under applicable federal securities Laws, (l) other minor imperfections of title or non-monetary encumbrances that do not, individually or in the aggregate, materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the Business as presently conducted, and (m) those Liens set forth on Section 10.02(g) of the Disclosure Letter under the heading “Permitted Liens”.

“Person” or “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means any information that alone or in combination with other information can reasonably be used to specifically identify any natural person, together with any other information that is combined with or linked to any of the foregoing information or any information that is deemed “personal data”, “personal information”, “personal health information” or “protected health information” or any similar defined term under any applicable Privacy Laws.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and in the case of a Straddle Period, that portion of such Straddle Period that ends on and includes the Closing Date.

“Pre-Closing Restructuring” means (a) the assignment or transfer to the Companies of all right, title and interest of Seller and its Subsidiaries (other than the Companies) in, to and under the Business Assets and the assumption by the Companies of the Assumed Liabilities and (b) the assignment or transfer to the Seller or any of its Subsidiaries (other than the Companies) of all right, title and interest of the Companies in, to and under the Excluded Assets and the assumption by Seller and its Subsidiaries (other than the Companies) of the Excluded Liabilities, in each case, prior to the Closing, and in accordance with the steps set forth in Section 10.01(c) of the Disclosure Letter and Section 6.04.

“Privacy Laws” means any and all applicable Laws relating to privacy, data security, or Personal Data (including the Processing thereof), and similar applicable consumer protection laws to the extent they regulate the privacy or security of Personal Data, including, to the extent applicable, the Federal Trade Commission Act, Health Insurance Portability and Accountability Act (HIPAA), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), California Consumer Privacy Act (CCPA), and any and all applicable Laws governing breach notification in connection with Personal Data.

“Process” and its cognates mean any operation performed on data or information, including the collection, creation, receipt, access, use, handling, compilation, processing, analysis, monitoring, maintenance, storage, purchase, sale, transmission (including cross-border), transfer, protection, disclosure, deletion, destruction, or disposal of data or information.

“R&W Insurer” means DUAL Transactional Risk.

“Real Property Leases” means any real estate leases, subleases, licenses or other occupancy agreements (including all assignments, amendments, extensions, renewals and modifications thereto and any guaranties thereof) pursuant to which a Company leases or otherwise occupies any Leased Real Property, and any and all assignable warranties of third parties with respect thereto.

“Reference Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Release” means any disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, pumping or pouring into or through the environment, including any wetland or natural resource, air, subsurface strata, groundwater, surface water and soil.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, members, partners, stockholders, attorneys, agents and other advisors and Representatives.

“Restricted Cash” means (a) any cash or cash equivalents of either Company to the extent held (whether by either Company or any third party) as a security or similar deposit for the benefit of a third party or as security for any obligation of either Company and (b) any cash or cash equivalents of either Company that is not freely usable by either Company because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise (other than restrictions on distributions under applicable limited liability company Laws or Organizational Documents of either Company).

“Restrictive Covenant Agreement” means the restrictive covenant agreement in the form attached as Exhibit C by and between Purchaser and Seller.

“Retained Business” means any business or operations of or conducted at any time by Seller or its Subsidiaries (including the Companies) other than the Business.

“Retention Bonuses” means the retention bonus agreements set forth in Section 3.11 of the Disclosure Letter.

“Sample Balance Sheet Calculation” means the illustrative sample balance sheet as of July 31, 2026 set forth as Annex I to the Accounting Principles.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine, and the areas of the Kherson oblast of Ukraine and the Zaporizhzhia oblast of Ukraine under the control of the Russian Federation).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under applicable Sanctions Laws, including as a result of being: (a) listed on any restricted party list relating to Sanctions Laws, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List; (b) located, organized, or resident in a Sanctioned Country, (c) the Government of Venezuela; (d) fifty percent (50%) or greater owned, directly or indirectly, individually or in the aggregate, or otherwise controlled by a person or persons described in clauses (a)-(c).

“Sanctions Laws” means all U.S. and applicable non-U.S. Laws relating to financial, economic or trade sanctions or embargoes, including, without limitation, the Laws administered or enforced from time to time by (a) the U.S. government (including OFAC or the U.S. Department of State), (b) the United Nations Security Council, (c) the European Union or its member states, (d) His Majesty’s Treasury of the United Kingdom, or (e) Japan.

“Seller Intellectual Property” means all Intellectual Property (A) owned by, or purported to be owned by the Seller or an Affiliate of Seller (excluding any of the Companies and excluding Seller Names and Marks) or (B) licensed to the Seller or an Affiliate of Seller (excluding any of the Companies) by a third party, and in each of (A) and (B) that is used, held for use or necessary for the Business.

“Seller Benefit Plan” means any Benefit Plan (other than a Company Benefit Plan) that is sponsored or maintained by Seller or any of its Affiliates (other than the Companies) and in which any Business Employee participates or is eligible to participate or under which any Business Employee has accrued a benefit.

“Shared Services” means shared or back office functions associated with the Business and the other businesses of Seller and its Subsidiaries, including billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided to the Business by Seller and its Subsidiaries (other than the Companies) or other corporate centralized functional organizations within Seller.

“Software” means computer software (including applets and mobile apps) in any form or medium, including source code, object code and executable code, together with all related user manuals and guides, programmer documentation and developer notes and annotations, diagrams, graphs, charts and flow charts, and other documentation.

“Specified Instances” means (a) the use of the phrase “in all material respects” in clause (iii) of the first sentence of Section 3.06(a), (b) the use of the word “Material Adverse Effect” in Section 3.07(a), (c) the use of the word “Material” when used as the first word of the defined terms “Material Contracts”, “Material Customers” and “Material Vendors”.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” of any Person means another Person of which such first Person directly or indirectly owns an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors, board of managers or other governing body (or, if there are no such voting interests, a majority of the equity interests).

“Target Working Capital” means an amount equal to $102,898,000.

“Tax” means any and all taxes, imposts, duties, withholdings, charges, fees, levies or other similar assessments (whether federal, state, local, or non-U.S.), including net income, gross income, gross receipts, alternative or add-on minimum, net proceeds, estimated, ad valorem, fringe benefit, capital stock, equity interest, license, premium, environmental, withholding, turnover, real or personal property (tangible and intangible), occupation, customs, import and export, sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, registration, recording, fuel, profit, excess profits, occupational, interest equalization, windfall profits, severance, payroll, employment, unemployment, disability, escheat or unclaimed property, and social security or other taxes or fees or other like assessment or charge imposed by any Taxing Authority, in each case in the nature of a tax and together with any interest, penalties and additions attributable or imposed with respect thereto.

“Tax Proceeding” means any audit, examination, contest or other Action relating to Taxes or a Tax Return.

“Tax Return” means any return, election, designation, declaration, statement, report, claim (including claim for refund), schedule, form, information return or other document filed or maintained, or required or permitted to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, or imposition of any Tax.

“Trade Secrets” means, as regards a Person, information and materials not generally known to the public, including trade secrets, know-how, inventions (whether or not patentable), and other proprietary or confidential information, including proprietary processes (including manufacturing and production processes), compositions, protocols, techniques, technical data, methods, methodologies, specifications, formulae and other confidential or proprietary information for which such Person takes reasonable efforts to maintain as confidential.

“Transaction Expenses” means, to the extent unpaid immediately prior to the Closing, the aggregate amount of (a) all fees, costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement or the consummation of the Transactions to the extent such fees, costs and expenses are obligations of or payable by either Company or the Business, (b) all Change of Control Payments, (c) fifty percent (50%) of any Transfer Taxes, (d) fifty percent (50%) of the R&W Costs, and (e) fifty percent (50%) of the costs and expenses of the Escrow Agent and maintaining the Indemnification Escrow Account. For the avoidance of doubt, Transaction Expenses shall not include (i) any amounts payable to directors, managers, officers, employees or consultants of either Company, in each case, as a result of any actions taken by Purchaser or any of its Affiliates at or following the Closing, (ii) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (iii) any amounts included in the calculation of Closing Indebtedness or Closing Working Capital (it being understood and agreed that the purpose of this prong (iii) is to avoid duplication or “double-counting” of the same liability hereunder), or (iv) any fees, costs or expenses incurred at the direction of Purchaser after the Closing.

“Transferred Employee” means (a) each Business Employee who is employed by either Company immediately prior to the Closing and who remains employed by either Company immediately following the Closing and (b) each Inactive Business Employee who commences active service with Purchaser or any of its Affiliates pursuant to Section 6.07(f) from and after the date of such commencement.

“Transition Services Assets” means the assets, properties and rights of Seller and its Subsidiaries (other than the Companies and excluding the Business Assets) that (a) will be utilized in the provision of the services to be provided under the Transition Services Agreement and, (b) except for the provision of the pre-Closing parallel of such services, were not otherwise used in the operation of the Business at Closing.

“Transition Services Agreement” means a transition services agreement in the form attached on Exhibit B, together with any modifications as may be mutually agreed between Purchaser and Seller, for the provision of the services provided by Seller and its Affiliates to the Companies for a transitional period after Closing.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

INDEX OF DEFINED TERMS

Term	Section
Accounting Principles	Section 10.02
Accrued Taxes	Section 10.02
Acquisition Engagement	Section 10.15(a)
Acquisition Proposal	Section 10.02
Action	Section 10.02
Affiliate or affiliate	Section 10.02
Agreement	Preamble
Allocation	Section 6.14(a)
Allocation Methodology	Section 6.14(a)
Ancillary Documents	Section 10.02
Annual Financial Statements	Section 10.02 in the definition of “Financial Statements”
Anti-Corruption Laws	Section 10.02
Benefit Plan	Section 10.02
Business	Section 10.02
Business Day	Section 10.02
Business Employee	Section 10.02
Business Guarantees	Section 6.22

Business Indemnitees	Section 6.19(a)
Business Intellectual Property	Section 10.02
Business Records	Section 10.02
Business Systems	Section 3.13(k)
Cash	Section 10.02
CBA	Section 3.15(a)(xiii)
Census Date	Section 3.12(a)
Change of Control Payments	Section 10.02
Claim Notice	Section 8.03(a)
Closing	Section 1.02
Closing Cash	Section 10.02
Closing Date	Section 1.02
Closing Indebtedness	Section 10.02
Closing Inventory Count	Section 6.27
Closing Statement	Section 1.04(b)
Closing Working Capital	Section 10.02
Code	Section 10.02
Company and Companies	Preamble
Company Data	Section 3.13(l)
Company Shared Contract	Section 3.19(b)
Confidential Information	Section 6.01(c)
Confidentiality Agreement	Section 6.01(c)
Consent	Section 2.03(b)
Contaminants	Section 3.13(k)

Contract	Section 10.02
Contracting Parties	Section 10.13
control	Section 10.02 in the definition of “Affiliate”
Current Assets	Section 10.02
Current Liabilities	Section 10.02
D&O Indemnity Arrangements	Section 6.19(a)
Deductible	Section 8.02(b)
Direct Claim	Section 8.03(g)
Disclosure Letter	Section 10.02
Disputed Item	Section 1.04(b)
Effect	Section 10.02 in the definition of “Material Adverse Effect”
Employee Schedule	Section 3.12(a)
Environmental Laws	Section 10.02
Environmental Permits	Section 10.02
Equity Interests	Section 10.02
ERISA	Section 10.02
ERISA Affiliate	Section 10.02
Escrow Agent	Section 10.02
Escrow Agreement	Section 10.02
Estimated Cash	Section 1.04(a)
Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Transaction Expenses	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)

Ex-Im Laws	Section 10.02
Existing Counsel	Section 10.15(a)
Final Closing Date Amount	Section 10.02
Final Determination	Section 10.02
Financial Statements	Section 10.02
Fraud	Section 10.02
Fundamental Representations	Section 10.02
GAAP	Section 10.02
Governmental Entity	Section 10.02
Hazardous Materials	Section 10.02
Inactive Business Employee	Section 6.07(f)
Improvements	Section 10.02
Indemnified Taxes	Section 10.02
Inbound Licenses	Section 10.02
Income Taxes	Section 10.02
Income Tax Return	Section 10.02
Indebtedness	Section 10.02
Indemnification Cap	Section 8.02(b)
Indemnification Escrow Account	Section 1.03(a)(ii)
Indemnification Escrow Amount	Section 10.02
Indemnified Parties	Section 8.02(a)
Independent Expert	Section 10.02
Infringe	Section 10.02
Initial Closing Date Amount	Section 10.02

Inventory Count	Section 6.27
Insurance Policies	Section 3.22
Insured Party	Section 6.18(a)
Intellectual Property	Section 10.02
Intellectual Property Agreement(s)	Section 10.02
Intercompany Agreement	Section 3.15(a)(xvii)
International Business Service Provider	Section 6.07(k)
IRS	Section 10.02
Knowledge of Seller	Section 10.02
Law	Section 10.02
Leased Real Property	Section 10.02
Liability or Liabilities	Section 10.02
Licensed Intellectual Property	Section 10.02
Liens	Section 10.02
Losses	Section 10.02
Material Adverse Effect	Section 10.02
Material Contract	Section 3.15(a)
Material Customers	Section 3.17
Material Vendors	Section 3.17
Most Recent Financial Statements	Section 10.02 in the definition of “Financial Statements”
Named Employee Agreement	Section 7.02(h)
Nonparty Affiliates	Section 10.13
Notice of Disagreement	Section 1.04(b)
Offering	Section 10.02

Off-the-Shelf Software	Section 10.02
Open Source Materials	Section 10.02
Operating Permits	Section 3.05(b)
Order	Section 10.02
Ordinary Course of Business	Section 10.02
Organizational Documents	Section 10.02
Outbound License(s)	Section 10.02
Outside Date	Section 9.01(b)(i)
Owned Intellectual Property	Section 10.02
Owned Real Property	Section 3.10(a)
party or parties	Preamble
Permitted Liens	Section 10.02
Person or person	Section 10.02
Personal Data	Section 10.02
Pre-Closing Business Records	Section 6.11(a)
Pre-Closing Claims	Section 6.18(b)
Pre-Closing Occurrences	Section 6.18(b)
Pre-Closing Tax Period	Section 10.02
Pre-Closing Tax Proceeding	Section 6.14(f)
Privacy Laws	Section 10.02
Privacy Obligations	Section 3.13(l)
Privileged Communications	Section 10.15(b)
Process	Section 10.02
Purchase Price	Section 1.01

Purchaser	Preamble
Purchaser Health and Welfare Benefit Plans	Section 6.07(c)
Purchaser Material Adverse Effect	Section 4.01
Purchaser Portion of Shared Contracts	Section 6.02(b)
Purchaser Retention Program	Section 6.07(l)
Purchaser Returns	Section 6.14(b)(ii)
R&W Insurance Policy	Section 6.20
R&W Insurer	Section 10.02
Real Property Leases	Section 10.02
Reference Time	Section 10.02
Registered Intellectual Property	Section 3.13(a)
Release	Section 10.02
Replacement Contract	Section 6.02(b)
Representatives	Section 6.12
Resolution Period	Section 1.04(b)
Restricted Cash	Section 10.02
Roadtec	Preamble
Sample Balance Sheet Calculation	Section 10.02
Sanctioned Country	Section 10.02
Sanctioned Person	Section 10.02
Sanctions Laws	Section 10.02
Section 338(h)(10) Election	Section 6.14(a)
338(h)(10) Forms	Section 6.14(a)
Securities	Preamble

Securities Act	Section 4.08
Seller	Preamble
Seller Equity Award	Section 6.07(k)
Seller Material Adverse Effect	Section 2.01
Seller Names and Marks	Section 6.15(a)
Seller Portion of Shared Contracts	Section 6.02(b)
Seller Returns	Section 6.14(b)(i)
Seller Shared Contract	Section 3.19(a)
Shared Contract Split	Section 6.02(b)
Software	Section 10.02
Specified Instances	Section 10.02
Specified Workers’ Compensation Claims	Section 6.17(b)
STD Period	Section 6.07(f)
Straddle Period	Section 10.02
Subsidiary	Section 10.02
Systems Migration	Section 6.18(b)
Target Working Capital	Section 10.02
Tax	Section 10.02
Tax Proceeding	Section 10.02
Tax Return	Section 10.02
Taxing Authority	Section 10.02
Third-Party Claim	Section 8.03(a)
Title Company	Section 6.05
Trade Secrets	Section 10.02

Transaction Expenses	Section 10.02
Transactions	Section 1.01
Transfer Taxes	Section 6.13
Transferred Employee	Section 10.02
Transition Services Agreement	Section 10.02
Transition Services Assets	Section 10.02
WARN Act	Section 10.02
Willful Breach	Section 9.02

Section 10.03           Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Annexes, Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars,” “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise (a) any definition of or reference or citation to any Law or Contract herein shall be construed as referring or citing to such Law or Contract as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (b) any reference herein to any person shall be construed to include such person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (f) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (g) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (h) the word “or” shall not be exclusive, (i) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if,” (j) the phrases “provided,” “delivered,” or “made available” or words of similar import, when used in this Agreement, shall mean that the information has been posted at least two (2) continuous Business Days prior to the date hereof in the “data room” (virtual) hosted by Datasite and established by Seller or its Representatives and to which Purchaser and its Representatives have had access prior to the date of this Agreement and continue to have access through the Closing.

Section 10.04           Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of Seller, each Company and Purchaser.

Section 10.05           Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 10.06           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement will be construed and enforced as if such term or provision had never comprised a part hereof and in lieu of such term or provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms as may be possible until the parties negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.07           Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.08           Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Ancillary Documents and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.18, Section 6.19, Section 10.13, Section 10.14, and Section 10.15, is not intended to confer upon any person other than the parties any rights or remedies, it being understood that (i) the Insured Parties shall have the right to enforce their respective rights under Section 6.18, (ii) the indemnitees to whom Section 6.19 applies are third party beneficiaries of and shall be entitled to rely upon and enforce Section 6.19, (iii) the Nonparty Affiliates shall have the right to enforce their rights under Section 10.13, (iv) the Persons released pursuant to Section 10.14 shall have the right to enforce their respective rights under Section 10.14 and (v) each Existing Counsel is a third-party beneficiary of Section 10.15 and shall have the right to enforce its rights thereunder.

Section 10.09           Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 10.10           Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be null and void; provided that Purchaser may assign all or any portion of its rights hereunder to one or more of its Affiliates or any acquirer of all or any material portion of the equity or assets of Purchaser (or any of its Affiliates, including, after the Closing, the Companies); provided, further, that no such assignment shall relieve Purchaser of its obligations hereunder. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser may assign its rights under this Agreement to its lenders providing financing in connection with the transactions contemplated hereby for collateral security purposes, but no such transfer or assignment will relieve Purchaser of any of its obligations hereunder. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. In the event that, following the Closing, Seller sells all or substantially all of its assets or is acquired (whether by merger, consolidation or acquisition of a majority of its voting power), Seller shall cause the buyer or successor to expressly assume in writing, at or prior to consummation of such transaction, all of Seller’s indemnification obligations under Article VIII of this Agreement, subject to their existing terms and limitations and without releasing Seller. This covenant shall survive the Closing for so long as any such obligations remain outstanding.

Section 10.11           Enforcement; Jurisdiction; Consent to Service of Process.

(a)             The parties irrevocably and unconditionally agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and without that right, neither Seller nor Purchaser would have entered into this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11 shall not be required to provide any bond or other security in connection with any such Order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. Notwithstanding the foregoing, any party may commence any Action in a court other than the courts identified in Section 10.11(b) below solely for the purpose of enforcing an Order issued by any such court.

(b)             Each of the parties (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court of the United States of America sitting in the State of Delaware, and if (and only if) the federal court of the United States sitting in the State of Delaware finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware, and appellate courts thereof) in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court of the United States of America sitting in the State of Delaware, and if (and only if) the federal court of the United States sitting in the State of Delaware finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware, and appellate courts thereof), (iv) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or the Transactions, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 10.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)             THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.12           Matters in Respect of Seller Subsidiaries. Whenever this Agreement requires either Company or any other Subsidiary of Seller to take any action, such requirement shall be deemed to include an undertaking on the part of Seller to cause such Company or other Subsidiary, as applicable, to take such action. Any payment Seller is entitled to receive pursuant to the terms of this Agreement may be directed by Seller, in whole or in part, to such of Seller’s Subsidiaries or Affiliates as Seller in its sole discretion may designate.

Section 10.13           No Recourse Against Nonparty Affiliates. Claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any Ancillary Document, or the negotiation, execution, or performance of this Agreement or any Ancillary Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any Ancillary Document), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble and/or signatories to this Agreement or in the applicable Ancillary Document (“Contracting Parties”) and then only with respect to the specific obligations set forth herein (with respect to the parties identified in the preamble to this Agreement) or therein (with respect to the parties to such Ancillary Document). No person who is not a Contracting Party with respect to this Agreement or an Ancillary Document, as applicable, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, direct or indirect equityholder, stockholder, Affiliate, agent, attorney, or Representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any Actions or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such Ancillary Document or the Transactions, as applicable, or based on, in respect of, or by reason of this Agreement or such Ancillary Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such Action and Liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliate with respect to the performance of this Agreement or any Ancillary Document or any representation or warranty made by such Nonparty Affiliate in, in connection with, or as an inducement to this Agreement or any Ancillary Document. This Section 10.13 shall be binding on all successors and assigns of the parties.

Section 10.14           Releases.

(a)             Effective as of the Closing, Seller, on behalf of itself and each of its Subsidiaries and Affiliates and each of its current and former stockholders, unitholders, direct and indirect equityholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and Representatives, hereby irrevocably and unconditionally releases and forever discharges Purchaser, each Company and each of their respective Affiliates, and each of their respective former, current and future stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and Representatives (including each current and former director, manager or officer of the Companies), from any and all Actions or Liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from, (a) the organization, management or operation of the Business or their relationship with either Company, in each case relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any Ancillary Document) or (c) any information (whether written or oral), documents or materials furnished in connection with the Transactions; provided that, nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any person (i) for claims involving Fraud or criminal misconduct or (ii) with respect to claims against a party to this Agreement or any Ancillary Document in regards to covenants or agreements contained herein or therein that by their terms contemplate performance following the Closing or otherwise expressly by their terms survive the Closing, to the extent of such survival in accordance with their terms.

(b)             Effective as of the Closing, Purchaser, on behalf of itself and each of its Subsidiaries (including the Companies following the Closing) and Affiliates and each of their current and former stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and Representatives, hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates, and its and their respective former, current and future stockholders, direct and indirect equityholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and Representatives (including each current and former director, manager or officer of each Company), from any and all Actions or Liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from (a) the organization, management or operation of the Business or their relationship with such Company, in each case relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any Ancillary Document) or (c) any information (whether written or oral), documents or materials furnished in connection with the Transactions; provided that, nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any person (i) for claims involving Fraud or criminal misconduct or (ii) with respect to claims against a party to this Agreement or any Ancillary Document in regards to covenants or agreements contained herein or therein that by their terms contemplate performance following the Closing (including under Section 6.02(b), Section 6.07 and the Indemnified Parties’ right to indemnification under Article VIII) or otherwise expressly by their terms survive the Closing, to the extent of such survival in accordance with their terms.

Section 10.15           Legal Representation.

(a)             Each of the parties to this Agreement acknowledges and agrees that Alston & Bird LLP (“Existing Counsel”) has acted as counsel for Seller, each Company and/or their respective Affiliates in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Transactions (the “Acquisition Engagement”).

(b)             Each of the parties to this Agreement acknowledges and agrees that all confidential and privileged communications between Seller, each Company and/or their respective Affiliates prior to the Closing, on the one hand, and Existing Counsel, on the other hand, in the course of the Acquisition Engagement and occurring prior to the Closing (to the extent relating to the Acquisition Engagement, the “Privileged Communications”), and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Seller and its Affiliates, and not either Company, and shall not pass to or be claimed, held, or used by Purchaser or the Company upon or after the Closing. Accordingly, Purchaser shall not have access to any Privileged Communications, or to the files of Existing Counsel to the extent relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only Seller and its Affiliates shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any Privileged Communications or such files to Purchaser or either Company by reason of any attorney-client relationship between Existing Counsel and each Company. If and to the extent that, at any time subsequent to Closing, Purchaser or any of its Affiliates (including after the Closing, the Companies) shall have the right to affirmatively assert or waive any attorney-client privilege with respect to any Privileged Communication between either Company or its Affiliates and Existing Counsel that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its Affiliates (including after the Closing, each Company) shall be entitled to affirmatively waive such privilege only with the prior written consent of Seller; provided that Purchaser or either Company may assert any such privilege with respect to such communications in an Action with a third party. For avoidance of doubt, any communications or advice of Existing Counsel that was made prior to the Closing with or to either Company regarding legal matters involving their respective businesses and that were not made or given in connection with the Acquisition Engagement shall be the property of such Company from and after the Closing.

(c)             Each of the parties to this agreement acknowledges and agrees that Existing Counsel may continue to represent Seller or its Affiliates in future matters. Accordingly, Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Companies), expressly: (i) consents to Existing Counsel’s representation of Seller and its Affiliates in any matter, including any post-Closing matter in which the interests of Purchaser or either Company or their Affiliates, on the one hand, and Seller or its Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Existing Counsel may have previously advised Seller or its Affiliates; and (ii) consents to the disclosure by Existing Counsel to Seller or its Affiliates of any information learned by Existing Counsel in the course of its representation of Seller, each Company and/or their respective Affiliates in connection with the Acquisition Engagement, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Existing Counsel’s duty of confidentiality.

(d)             Upon and after the Closing, each Company shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Purchaser or either Company to represent such Company after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(e)             Purchaser and Seller consent to the arrangements in this Section 10.15 and agree to take, and to cause their Affiliates to take, all steps necessary to implement the intent of this Section 10.15 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 10.15.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

PURCHASER

Komatsu America Corp.

By:	/s/ Kozo Okuda
Name:	Kozo Okuda
Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

SELLER

Astec Industries, Inc.

By:	/s/ Edward Terrell Gilbert
Name:	Edward Terrell Gilbert
Title:	General Counsel, Chief Compliance Officer & Corporate Secretary

COMPANIES

Roadtec, Inc.

By:	/s/ Edward Terrell Gilbert
Name:	Edward Terrell Gilbert
Title:	Secretary

Carlson Paving Products, Inc.

By:	/s/ Edward Terrell Gilbert
Name:	Edward Terrell Gilbert
Title:	Secretary

[Signature Page to Stock Purchase Agreement]